EXHIBIT 99.1

                     PRELIMINARY INFORMATION STATEMENT

[Cendant logo]

                            CENDANT CORPORATION
                             9 West 57th Street
                          New York, New York 10019

                                                                   , 2001

Dear Fellow Stockholder:

         I am pleased to report that the previously announced spin-off of
our individual membership business will become effective on     , 2001. Cendant
Membership Services, Inc., a Delaware corporation, will own our individual membership and loyalty businesses and will become an independent public company as of the effective time of the spin-off. We intend to file an application to list Cendant Membership Services, Inc.'s common stock on the New York Stock Exchange.

         Holders of record of Cendant common stock as of the close of
business on      , 2001 will receive one share of Cendant Membership Services,
Inc.'s common stock for every shares of Cendant common stock held. No action is required on your part to receive your Cendant Membership
Services, Inc. shares. You will not be required either to pay anything for the new shares or to surrender any shares of Cendant common stock.

         No fractional shares of Cendant Membership Services, Inc. common stock will be issued. If you otherwise would be entitled to a fractional share, you will receive a check for the cash value of that share, which may be taxable to you. The distribution will otherwise be tax-free to you to the extent you receive Cendant Membership Services, Inc. common stock. In due course, we will provide you with information to enable you to compute your tax bases in both Cendant and Cendant Membership Services, Inc. common stock.

         The enclosed information statement explains the distribution of shares of Cendant Membership Services, Inc. common stock in detail and contains important information about Cendant Membership Services, Inc., including financial statements. We urge you to read it carefully.


                                        Very truly yours,



                                        Henry R. Silverman
                                        Chairman of the Board,
                                        President and Chief Executive Officer
                                        Cendant Corporation




[Cendant Membership Services, Inc. Logo]

                     CENDANT MEMBERSHIP SERVICES, INC.
                           100 Connecticut Avenue
                      Norwalk, Connecticut 06850-3561

                                       , 2001

Dear Cendant Stockholder:

         We are very pleased that you will soon be a stockholder of Cendant Membership Services, Inc.

         We are a membership-based, consumer services company, providing our members with access to a variety of discounted products and services in such areas as shopping, travel, privacy protection, credit card registration, auto and home improvement. We believe that the separation of our business from the businesses of our corporate parent, Cendant Corporation, will enhance our ability to increase our penetration of the markets we currently serve, attract new customers, increase investment in our existing operations and pursue new business opportunities.

         As an independent company, we can more effectively focus on our growth objectives, invest in the capital needs of our company and target potential investors. Following the distribution, we will be in a better position to increase marketing investments, since as an independent company, we will be better able to explain to the public markets our financial results. Similarly, we will be able to increase our investments in existing technology and systems and pursue strategic acquisitions that Cendant may not have previously been willing to fund.

         We intend to file an application to list the Cendant Membership Services, Inc. shares you are receiving on the New York Stock Exchange.

         This is a very exciting time, and we are enthusiastic about our future as a new, independent public company. We look forward to your support and participation in our success.

         Congratulations on becoming one of our "founding" stockholders!


                                          Very truly yours,


                                          Scott W. Bernstein
                                          President and Chief Executive Officer




PRELIMINARY AND SUBJECT TO COMPLETION, DATED MAY       , 2001

                           INFORMATION STATEMENT

                     Cendant Membership Services, Inc.

            Distribution of Approximately      Shares of Common Stock

         This information statement is being furnished in connection with the distribution by Cendant Corporation to holders of its common stock of all the outstanding shares of common stock of Cendant Membership Services, Inc. Cendant has transferred or will transfer to us its individual membership and loyalty businesses described in this information statement.

         Shares of our common stock will be distributed to holders of Cendant
common stock of record as of the close of business on       , 2001, which
will be the record date. Each Cendant stockholder will receive one share of our common stock for every shares of Cendant held on the record date. The distribution will be effective at 11:59 p.m. on , 2001. Stockholders will receive cash in lieu of fractional shares. That nominal cash payment may be taxable, but the transaction otherwise will be tax-free.

         No stockholder approval of the distribution is required or sought. Please do not send us a proxy. You will not be required to pay for the shares of our common stock that you receive in the distribution, or surrender or exchange shares of Cendant common stock in order to receive our common stock, or take any other action in connection with the distribution. There is no current trading market for our common stock. We intend to file an application to list our common stock on the New York Stock Exchange.

         As you review this information statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 15.
                               -------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

                               -------------
         This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

                               -------------

         Stockholders of Cendant with inquires related to the distribution should contact Cendant's transfer agent, Mellon Investor Services, LLC, P.O. Box 3315, South Hackensack, NJ 07606 or by telephone at
(800)-589-9469, or Cendant's Investor Relations Department at Cendant, 9 West 57th Street, New York, New York 10019 or by telephone at (212) 413-1800.

           The date of this information statement is May , 2001.




                           INFORMATION STATEMENT

                             TABLE OF CONTENTS

SUMMARY......................................................................1

THE DISTRIBUTION.............................................................9

RISK FACTORS................................................................15

FORWARD-LOOKING STATEMENTS..................................................26

DIVIDEND POLICY.............................................................27

CAPITALIZATION..............................................................28

SELECTED FINANCIAL DATA.....................................................29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS..................................................31

BUSINESS....................................................................40

RELATIONSHIP BETWEEN CENDANT AND OUR COMPANY AFTER THE
 DISTRIBUTION...............................................................50

MANAGEMENT..................................................................60

OWNERSHIP OF OUR COMMON STOCK...............................................70

DESCRIPTION OF OUR CAPITAL STOCK............................................73

INDEMNIFICATION OF DIRECTORS AND OFFICERS...................................80

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION.................................82

INDEX TO FINANCIAL STATEMENTS..............................................F-1




                                  SUMMARY

         The following summary highlights selected information contained in this information statement relating to the distribution and the businesses to be contributed to us by Cendant Corporation on or prior to the distribution. Because this is a summary, it does not contain all the details concerning the distribution and our business, including information that may be important to you. We urge you to read the entire information statement carefully, especially the risks relating to the distribution, our business and our industry that are discussed under "Risk Factors" and our financial statements.

                                Our Business
                                ------------
Overview

         We are a leading membership-based, consumer services company, providing approximately 23.6 million members with access to a wide variety of goods and services. Our membership programs provide consumers with services and benefits in the areas of shopping, travel, privacy protection, credit card registration, auto and home improvement. Our membership programs include:

         o Shoppers Advantage(R), a discount shopping program offering product price information and home shopping services;

         o Travelers Advantage(R), a full-service discount travel program providing information on schedules and rates, as well as travel reservation services;

         o PrivacyGuard(R), a privacy protection program providing information on a member's credit history, state-maintained driving records and third party medical files;

         o AutoVantage(R)and AutoVantage GoldSM, discount auto services programs providing a variety of auto-related services and benefits; and

         o Buyers Advantage(R), a program that extends manufacturers' warranties and provides low price guarantees on products purchased by members.

These programs are offered as individual memberships and as components of wholesale loyalty enhancement services and insurance products.

         We derive our revenues principally from membership fees. Membership fees vary depending upon the particular membership program and generally range from $59.99 to $89.99 per year. Most of our memberships are for one-year renewable terms and members are generally entitled to unlimited use of the service during the membership period. For the year ended December 31, 2000, our revenues were approximately $775 million and for the quarter ended March 31, 2001, our revenues were approximately $195 million.

         Our membership programs are marketed primarily through arrangements with companies, such as banks and other financial institutions, retailers, oil companies, on-line networks and other organizations with large numbers of individual account holders and customers. Participating marketing partners are generally paid commissions on initial and renewal memberships. Commission amounts vary widely depending on the marketing medium utilized and the amount of marketing costs borne by the marketing partner. Commissions generally range from 10% to 25%, unless the marketing partner assumes all or substantially all of the marketing expenses, in which case the rates may be higher. We currently market our membership products through relationships with 9 of the 10 largest credit card issuers in the United States.

         We solicit members for our programs primarily through direct marketing, including mail and inbound and outbound telemarketing. In addition, our primary individual membership services are available on-line through major on-line services.

         We also offer wholesale loyalty enhancement services primarily to credit card issuers who make services available to their credit card holders to foster increased product usage and loyalty. We generally charge credit card issuers an initial fee to implement a particular wholesale loyalty program and monthly fees thereafter based on the number of accounts participating in that institution's program.

Strategy

         We intend to maintain our leadership position in the industry and, as an independent company, we intend to continue to implement our new, growth-oriented business plan aimed at increasing our membership revenues and profitability over the long-term, through the following strategic initiatives:

         o increase the amount of our marketing expenditures devoted to acquiring additional members;

         o strengthen our marketing relationships with our existing partners and broaden our partner base in other industries;

         o strengthen our existing membership services, develop new membership services and broaden our product mix to include non-membership products and services;

         o develop new business opportunities outside of our traditional membership business by leveraging our existing core competencies in direct marketing, in customer service and fulfillment and in developing marketing alliances, and by pursuing long-term strategic acquisitions and alliances; and

         o continue our investment in new technology and systems infrastructure, allowing us to provide better service to our partners and members, as well as to lower the cost of providing our services.

         While our new business plan involves an increased level of investment in marketing, infrastructure and other aspects of our business which will result in a reduction in our anticipated profits for 2001 in comparison to our 2000 results, we believe this approach will allow us to achieve our objectives of creating a platform for sustainable growth in our revenues and profits.

Our Relationship With Cendant

         Following the distribution, we will be an independent public company and Cendant will retain no stock ownership interest in us. Prior to the distribution, we will enter into a distribution agreement and several ancillary agreements with Cendant for the purpose of accomplishing the contribution to us of Cendant's individual membership and loyalty businesses, as well as the stock of certain subsidiaries engaged in those businesses, and the distribution of our common stock to Cendant's stockholders. These agreements will also govern our relationship with Cendant after the distribution and provide for the allocation of employee benefits, tax and other liabilities and obligations attributable to periods prior to the distribution. In addition, we will have a continuing business relationship with Cendant through a master license agreement under which we will pay a royalty to Cendant for the use of trademarks and other intellectual property associated with our membership programs, as well as through marketing agreements and various service agreements that will provide us with, among other things, certain rights to market our products to Cendant's customers.

         We describe in this information statement the business to be contributed to us by Cendant immediately prior to the distribution as if it was our business for all historical periods described. Accordingly, our historical financial results as part of Cendant contained in this information statement may not reflect our financial results in the future as an independent company or our financial results had we been a stand-alone company during the periods presented.




                        Summary Of The Distribution

Distributing Company........................       Cendant Corporation.

Distributed Company.........................       Cendant Membership Services, Inc., or CMS, which will
                                                   own the individual membership and loyalty businesses
                                                   previously conducted by Cendant.  Please see
                                                   "Management's Discussion and Analysis of Financial
                                                   Condition and Results of Operations" and "Business" for
                                                   a description of these businesses.

Distribution Ratio.........................        Each holder of Cendant common stock will receive  a
                                                   distribution of one share of our common stock for every
                                                         shares of Cendant common stock held on the record
                                                   date.

Securities to be
Distributed.................................       Based on        shares of Cendant common stock
                                                   outstanding on       , 2001 and assuming no exercise of
                                                   outstanding options, approximately        shares of our
                                                   common stock will be distributed.  The shares of our
                                                   common stock to be distributed will constitute all of
                                                   the outstanding shares of our common stock immediately
                                                   after the distribution.  Cendant stockholders will not
                                                   be required to pay for the shares of our common stock to
                                                   be received by them in the distribution, to surrender or
                                                   exchange shares of Cendant common stock in order to
                                                   receive our common stock or to take any other action in
                                                   connection with the distribution.

Fractional Shares...........................       Fractional shares of our common stock will not be
                                                   distributed.  Fractional shares held by owners of record
                                                   will be aggregated and sold in the public market by the
                                                   distribution agent.  The aggregate gross cash proceeds
                                                   of these sales minus brokerage fees will be distributed
                                                   ratably to those stockholders who would otherwise have
                                                   received fractional interests.  These proceeds may be
                                                   taxable to those stockholders.

Distribution Agent, Transfer Agent,
and Registrar for Shares....................       Mellon Investor Services, LLC will be the distribution
                                                   agent, transfer agent and registrar for the shares of
                                                   our common stock.

Record Date.................................       The record date is the close of business on       , 2001.

Distribution Date...........................       11:59 p.m. on       , 2001.

Certain U.S. Federal Income Tax Consequences
of the Distribution.........................       Cendant expects to receive an opinion of Skadden, Arps,
                                                   Slate, Meagher & Flom LLP substantially to the effect that the distribution of CMS common stock to the holders of
                                                   Cendant common stock will qualify as a tax-free
                                                   distribution for U.S. federal income tax purposes. Please
                                                   see "Certain U.S. Federal Income Tax Consequences of the
                                                   Distribution."

Stock Exchange Listing......................       There is not currently a public market for our common
                                                   stock.  We intend to file an application to have our
                                                   common stock listed on the New York Stock Exchange.

Credit Facility.............................       We intend to obtain a commitment for an unsecured
                                                   revolving line of credit.  This line of credit will be
                                                   used to fund our working capital and acquisition needs
                                                   after the distribution.  This line of credit is expected
                                                   to have a variable interest rate based on market rates.
                                                   The credit agreement is expected to contain financial
                                                   and non-financial covenants customary for financings of
                                                   this nature.  We expect that the facility will have a
                                                          year term.

Relationship between Cendant and
Us After the Distribution...................       Following the distribution, we will be an independent
                                                   public company and Cendant will retain no stock
                                                   ownership interest in us.  Prior to the distribution, we
                                                   will enter into a distribution agreement and several
                                                   ancillary agreements with Cendant and/or its affiliates
                                                   for the purpose of accomplishing the contribution to us
                                                   of the individual membership and loyalty businesses, as
                                                   well as the stock of subsidiaries engaged in such
                                                   business, and the distribution of our common stock to
                                                   Cendant's stockholders.  These agreements also will
                                                   govern our relationship with Cendant after the
                                                   distribution and provide for the allocation of employee
                                                   benefits, tax and other liabilities and obligations
                                                   attributable to periods ending before or on the day of
                                                   the distribution.  These agreements will also include
                                                   arrangements with respect to the payment of royalties,
                                                   commissions and other amounts related to intellectual
                                                   property, marketing and various interim services.  The
                                                   distribution agreement will provide that we generally
                                                   will indemnify Cendant against liabilities arising out
                                                   of the individual membership business being transferred
                                                   to us and that Cendant generally will indemnify us
                                                   against liabilities arising out of the businesses
                                                   Cendant is retaining.  In addition, the distribution
                                                   agreement will contain a non-competition clause
                                                   preventing competition between certain aspects of our
                                                   respective businesses.  In connection with the
                                                   distribution, we have also assumed a $100 million
                                                   promissory note payable to Cendant with an annual
                                                   interest rate of 10% due September 30, 2003.  On or
                                                   before the maturity date of this note, we expect to have
                                                   sufficient funds to pay off the note in full or to
                                                   refinance the note by obtaining a third party loan on
                                                   acceptable terms and conditions.  Please see
                                                   "Relationship Between Cendant and Our Company After the
                                                   Distribution" for a more detailed description of these
                                                   agreements.

Post-Distribution Dividend Policy...........       We do not anticipate paying any dividends on our common
                                                   stock in the foreseeable future.  The declaration and
                                                   payment of dividends after the distribution, however,
                                                   will be at the discretion of our Board of Directors.

Certain Anti-Takeover Effects...............       Certain provisions of our certificate of incorporation
                                                   and bylaws may have the effect of making the acquisition
                                                   of control of our company by a third-party in a
                                                   transaction not approved by our Board of Directors more
                                                   difficult.  Moreover, certain provisions of the tax
                                                   sharing and indemnification agreement we will enter into
                                                   with Cendant could discourage or delay potential
                                                   acquisition proposals for a period of two years
                                                   following the separation.

Risk Factors................................       Stockholders should carefully consider the matters
                                                   discussed under "Risk Factors."

Our Principal Executive
Offices.....................................       100 Connecticut Avenue
                                                   Norwalk, CT  06850-3561
                                                   (203) 956-1000




                 Summary Historical Combined Financial Data

         Our summary historical combined financial data set forth below should be read in conjunction with the "Combined Financial Statements of Cendant Membership Services, Inc.," including the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations". Cendant Membership Services is a combined reporting entity comprised of all assets, liabilities and transactions used in managing and operating the individual membership and loyalty businesses of Cendant Corporation

          The historical statements of operations data for the years ended December 31, 2000, 1999 and 1998 and the historical balance sheet data as of December 31, 2000 and 1999 are derived from the combined statements of operations included elsewhere in this information statement that have been audited by Deloitte & Touche LLP, our independent auditors. The statement of operations data for the three months ended March 31, 2001 and 2000 and the historical balance sheet data as of December 31, 1998 and as of March 31, 2001 and 2000 have been prepared by management.

         The historical financial information presented below is not necessarily indicative of what our results of operations or financial position would have been had we operated as an independent company during the periods presented, nor is it necessarily indicative of our future performance as an independent company.


                                                                  At or For the                   At or For the
                                                           Three months ended March 31,     Years Ended December 31,
                                                          ----------------------------   ----------------------------

                                                              2001          2000         2000        1999        1998
                                                           ----------   ----------     ---------- ----------  ----------
                                                                   (dollars in thousands, except per share data)
  Results of Operations
  ---------------------
  Revenues..........................................       $  194,912   $  194,412     $  775,463 $  791,774  $  719,600
  Operating and selling expenses....................          154,437      138,269        598,355    651,296     795,086
  Intercompany royalty expense......................           14,080       14,242         56,716     55,852      52,334
  Depreciation and amortization.....................            6,746        5,531         23,946     22,723      19,713
    Special charges.................................            1,909       18,052         25,975     89,750           -
                                                           ----------   ----------     ---------- ----------  ----------
  Operating income (loss)...........................           17,740       18,318         70,471    (27,847)   (147,533)
  Interest expense, net.............................            2,517        2,929         10,747     11,907      12,082
                                                           ----------   ----------     ---------- ----------  ----------
  Income (loss) before income
    taxes...........................................           15,223       15,389         59,724    (39,754)   (159,615)
  Provision for (benefit from) income taxes.........            6,013        6,101         23,679    (12,660)    (60,497)
                                                           ----------   ----------     ---------- ----------  ----------
  Net income (loss).................................       $    9,210    $   9,288      $  36,045  $ (27,094) $  (99,118)
                                                           ==========   ==========     ========== ==========  ===========

  Basic earnings (loss) per share (1)...............                -            -              -          -           -


  Financial Position
  ------------------
  Current Assets....................................       $  396,283    $ 423,892      $ 381,386   $442,085  $  469,155
                                                           ==========   ==========     ========== ==========  ===========
  Total assets......................................       $  729,188    $ 739,498      $ 713,079   $761,072  $  776,581
                                                           ==========   ==========     ========== ==========  ===========

  Deferred revenue..................................       $  689,073    $ 753,901      $ 700,909   $793,809  $  893,731
  Other current liabilities.........................          125,756      109,651        160,144    120,171     136,700
                                                           ----------   ----------     ---------- ----------  ----------
  Total current liabilities.........................          814,829      863,552        861,053    913,980   1,030,431
  Long-term liabilities.............................           13,390       28,535         21,113     31,010      39,136
  Long-term debt....................................          117,877       27,724        118,361     26,945      34,839
  Combined equity (deficit).........................         (216,908)    (180,313)      (287,448)  (210,863)   (327,825)
                                                           ----------   ----------     ---------- ----------  ----------
  Total liabilities and
    combined deficit................................       $  729,188    $ 739,498      $ 713,079   $761,072  $  776,581
                                                           ==========   ==========     ========== ==========  ===========
----------
(1)  Earnings per share is not presented because we are not a public entity, as a result, the presentation of earnings per share is not applicable.



                              THE DISTRIBUTION

General

         On October 25, 2000, the Board of Directors of Cendant authorized the spin-off of Cendant's individual membership and loyalty businesses, in a tax-free distribution of shares to Cendant's stockholders. On , 2001, the Board of Directors of Cendant declared a distribution to each holder of record of Cendant's common stock at the close of business on , 2001 of one share of our common stock for every shares of Cendant common stock held by such holder.

Manner of Effecting the Distribution

         The distribution is expected to be made on , 2001, the distribution date, to stockholders of Cendant common stock on the record date. On the distribution date, Cendant will deliver all of the outstanding shares of our common stock to the distribution agent for allocation to the holders of record of Cendant common stock as of the close of business on the record date. In the distribution, each Cendant stockholder will receive one share of our common stock for each shares of Cendant common stock. Based on the number of shares of Cendant common stock outstanding as of , 2001, approximately million shares of our common stock will be distributed in the distribution.

         For most Cendant stockholders who own Cendant common stock in registered form on the record date, our distribution agent will automatically mail to those stockholders a CMS common stock certificate. For stockholders who own Cendant common stock through a broker or other nominee, their receipt of our common stock certificates will depend on the arrangements they have with the nominee holding their Cendant shares. As further discussed below, fractional shares will not be distributed.

         Cendant stockholders will not be required to pay for shares of our common stock received in the distribution, to surrender or exchange shares of Cendant common stock in order to receive our common stock or to take any other action in connection with the distribution. No vote of Cendant stockholders is required or sought in connection with the distribution and Cendant stockholders have no dissenters' rights in connection with the distribution.

         Fractional shares of our common stock will not be issued to Cendant stockholders as part of the distribution. In lieu of receiving fractional shares, each holder of Cendant common stock who would otherwise be entitled to receive a fractional share of our common stock will receive cash for the fractional interest, which may be taxable to such holder. For an explanation of the tax consequences of the distribution, please see "--Certain U.S. Federal Income Tax Consequences of the Distribution." The distribution agent will, as soon as practicable after the distribution date, aggregate fractional shares into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate gross proceeds minus brokerage fees ratably to Cendant stockholders otherwise entitled to fractional interests. The amount of this payment will depend on the prices at which the aggregated fractional shares are sold by the distribution agent in the open market shortly after the distribution date. These brokerage fees are not expected to be material.

         In order to be entitled to receive shares of our common stock in the distribution, Cendant stockholders must be stockholders at the close of
business on the record date,       , 2001.

Reasons for the Distribution

         Cendant's Board of Directors believes that the distribution is in the best interests of Cendant and its stockholders and that the separation of our business from Cendant's other businesses will provide Cendant and our company with greater managerial and operational flexibility to respond to changing market conditions in our differing business environments, and also will provide both companies with additional financial flexibility to pursue growth opportunities. Cendant's management determined that a tax-free spin-off of our business was the only viable transaction that would achieve the separation of our businesses and be non-taxable, practical and not unduly expensive. The tax considerations are more fully discussed under "--Certain U.S. Federal Income Tax Consequences of the Distribution."

         The following discussion of the reasons for the distribution includes forward-looking statements that are based upon numerous assumptions with respect to the trading characteristics of our common stock, the ability of our management to succeed in taking advantage of growth opportunities and our ability to succeed as a stand-alone company. Many of these factors are discussed below under the captions "Risk Factors" and "Forward-Looking Statements."

         Cendant's Board of Directors believes that the distribution will accomplish a number of important business objectives and, by enabling Cendant and us to develop our respective businesses separately, may better position the two companies to produce greater total stockholder value over the long term. These important business objectives include:

         Increasing Our Ability to Invest in Marketing our Membership Products and Develop our Systems, as well as to Pursue Strategic Acquisitions. We recognize marketing costs when incurred but do not recognize a significant portion of the revenues generated from such increased marketing expenditures in the year in which they are generated. As a result, Cendant has in the past been unwilling to take steps to increase our membership revenues, since the recognition of increased marketing costs required to generate those revenues may have had a negative effect on Cendant's current consolidated financial results. Following the distribution, we will be in a better position to increase marketing investments, since as an independent company, we will be better able to explain to the public markets our financial results. Similarly, we will be able to increase our investments in existing technology and systems and pursue strategic acquisitions that Cendant has not, to date, been willing to fund.

         Greater Strategic Focus. The distribution will separate our individual membership and loyalty businesses from Cendant's remaining businesses. Our and Cendant's respective businesses have distinct financial, investment and operating characteristics, so that the spin-off will allow Cendant and us to better adopt strategies and pursue objectives appropriate to our respective businesses. The distribution will enhance the ability of each company to prioritize the allocation of our respective management and financial resources for achievement of our respective corporate objectives. In particular, we and Cendant believe that the distribution will enable our respective businesses to better utilize their strengths and will result in greater flexibility to pursue business opportunities, including acquisitions, joint ventures and other business alliances and combinations.

         Focused Incentives and Greater Accountability for Employees. We expect the distribution to enable us to better attract, motivate and retain key personnel by enabling us to provide more effective incentive compensation programs comprised of "pure play" publicly-traded equity, the value of which is based on the performance of the respective businesses in which those individuals are employed without being influenced by the results of the businesses in which they have no involvement.

         Appropriate Market Recognition of Performance; Investor Understanding. We expect the distribution to facilitate a more focused evaluation of the unique investment opportunities and performance of our businesses in light of the different market opportunities attributable to each business line. Additionally, the distribution will enable stockholders and potential investors to better evaluate the financial performance of each of our businesses and its strategies.

         Enhanced Ability to Pursue New Business Opportunities. We also expect that the distribution will improve our ability to pursue new business opportunities. For example, some of our potential clients might view some of Cendant's business units, such as its mortgage or car rental business, as competitors and, as a result, might be unwilling to do business with us. As a result of the distribution, we will become independent of Cendant and expect to be able to better pursue opportunities to partner with these third parties.

         Ability to Establish Independent Capital Structure. The distribution will allow us to implement a capital structure more appropriate to our business.

Results of the Distribution

          After the distribution, we will be an independent public company owning and operating the individual membership and loyalty businesses previously owned and operated by Cendant. Immediately after the distribution, we expect to have approximately holders of record of shares and approximately shares outstanding, based on the number of record
stockholders and outstanding shares of Cendant common stock on      , 2001,
assuming no exercise of outstanding options, and after giving effect to the delivery to stockholders of cash in lieu of fractional shares of our common stock. The actual total number of our shares of common stock to be distributed will depend on the number of shares of Cendant common stock outstanding on the record date.

          For information regarding options to purchase our common stock that will be outstanding after the distribution, see "Relationship Between Cendant and Our Company After the Distribution--Employee Matters Agreement" and "Management." Prior to the distribution, we will enter into several agreements with Cendant in connection with, among other things, intellectual property and various services. For a more detailed description of these agreements, please see "Relationship Between Cendant and Our Company After the Distribution."

         The distribution will not affect the number of outstanding shares of Cendant common stock or any rights of Cendant stockholders in their Cendant shares.

Certain U.S. Federal Income Tax Consequences of the Distribution

         The following is a discussion of certain U.S. federal income tax consequences of the distribution. The discussion that follows is based on the Internal Revenue Code, or Code, and Treasury regulations as well as judicial and administrative interpretations of the Code, all as in effect on the date of this information statement. The discussion is subject to any changes in these or other laws, which may have retroactive effect. The discussion is for general information only and does not address the effects of any state, local or foreign tax laws on the distribution. The tax treatment of a Cendant stockholder may vary depending upon that stockholder's particular situation, and certain stockholders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, persons who do not hold the Cendant common stock as capital assets, individuals who received Cendant common stock upon the exercise of employee stock options or otherwise as compensation, and non-U.S. persons) may be subject to special rules not discussed below.

         Each stockholder is urged to consult its tax advisor as to the specific tax consequences of the distribution that apply to that stockholder, including the applicability and effect of any state, local or foreign tax laws, and of changes in applicable tax laws.

         General. Cendant expects to receive an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, substantially to the effect that the distribution will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Code. The opinion of Skadden Arps will be based on certain assumptions as well as on the accuracy of certain factual representations and statements made by Cendant and Cendant Membership Services, Inc. to Skadden Arps. In rendering its opinion, Skadden Arps also will rely on certain covenants made by Cendant and Cendant Membership Services, Inc., including the adherence by Cendant and Cendant Membership Services, Inc. to certain restrictions on their future actions.

         If any of the representations or statements made by Cendant or Cendant Membership Services, Inc. are inaccurate or incomplete, or any of the covenants made by Cendant or Cendant Membership Services, Inc. are breached, the distribution might not qualify as a tax-free transaction for U.S. federal income tax purposes. You should note that Cendant does not intend to seek a ruling from the Internal Revenue Service, or IRS, as to the U.S. federal income tax treatment of the distribution, and it is possible that Cendant would not receive such a ruling if it were to apply for one. The opinion of Skadden Arps is not binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the validity of the distribution as a tax-free distribution for U.S. federal income tax purposes or that any such challenge ultimately would not prevail.

         U.S. Federal Income Tax Consequences to Cendant Stockholders. Assuming that the distribution qualifies as tax-free under Section 355 of the Code for U.S. federal income tax purposes, the following describes certain U.S. federal income tax consequences to Cendant stockholders as a result of the distribution:

         o no income, gain or loss will be recognized by a Cendant stockholder as a result of the receipt of our common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of our common stock;

         o a Cendant stockholder's aggregate tax basis in such stockholder's Cendant common stock and in our common stock received in the distribution, including any fractional share interest in our common stock for which cash is received, will equal such stockholder's tax basis in its Cendant common stock immediately before the distribution, allocated between its Cendant common stock and the CMS common stock received in the distribution (including any fractional share interest of CMS common stock) in proportion to the relative fair market values of Cendant common stock and our common stock at the time of the distribution;

         o a Cendant stockholder's holding period for the shares of our common stock received in the distribution, including any fractional share interest of our common stock for which cash is received, will include the period during which the stockholder held Cendant common stock, provided that the Cendant common stock was held as a capital asset; and

         o a Cendant stockholder who receives cash instead of a fractional share interest of our common stock in the distribution will be treated as having received that cash in exchange for the fractional share interest and therefore generally will recognize capital gain or loss on the deemed exchange in an amount equal to the difference between the amount of cash received and the Cendant stockholder's adjusted tax basis in the fractional share. That gain or loss generally will be long-term capital gain or loss if the stockholder's holding period for its Cendant common stock exceeds one year.

         U.S. Treasury regulations require each Cendant stockholder that receives shares of our common stock in the distribution to attach to the stockholder's U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth such data as may be appropriate to demonstrate the applicability of Section 355 of the Code to the distribution. Within a reasonable period of time after the distribution, Cendant will provide to its stockholders that receive shares of our common stock in the distribution the information necessary to comply with such requirement.

         If the distribution failed to qualify as tax-free for federal income tax purposes, a Cendant stockholder who received shares of our common stock in the spin-off would be treated as having received a distribution equal to the fair market value on the distribution date of the common stock received. That distribution would be taxable to the stockholder as a dividend to the extent of Cendant's current and accumulated earnings and profits. Any amount that exceeded the earnings and profits first would be treated as a non-taxable reduction in the stockholder's tax basis in its Cendant common stock and then as capital gain from the sale or exchange of its Cendant common stock. Stockholders may be subject to additional special rules governing taxable distributions, such as those that relate to the dividends received deduction and extraordinary dividends. If the distribution were taxable, a stockholder's tax basis in our common stock received would equal the fair market value of our common stock on the distribution date, and the holding period for that stock would begin the day after the distribution date. The holding period for the stockholder's Cendant common stock would not be affected by the fact that the distribution was taxable.

         The foregoing is a summary of certain U.S. federal income tax consequences of the distribution to Cendant stockholders under current law and is for general information only. The foregoing does not purport to address all U.S. federal income tax consequences, or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of stockholders. Each Cendant stockholder should consult its tax advisor as to the particular tax consequences of the distribution to such stockholder, including the application of U.S. federal, state, local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

         U.S. Federal Income Tax Consequences to Cendant and to Us. Assuming that the distribution qualifies as tax-free under Section 355 of the Code for U.S. federal income tax purposes, neither we nor Cendant will recognize gain or loss as a result of the distribution. However, if the distribution were not to qualify for tax-free treatment under Section 355 of the Code, the U.S. consolidated income tax group of which Cendant is the common parent would recognize gain for U.S. federal income tax purposes equal to the excess of (i) the aggregate fair market value on the distribution date of our common stock distributed in the distribution over
(ii) Cendant's tax basis in our common stock. In addition, Cendant (but not Cendant's stockholders) would be subject to U.S. federal income taxation on built-in gain with respect to our common stock under Section 355(e) of the Code if the IRS determined that 50% or more of the shares of our or Cendant's stock were acquired directly or indirectly (or deemed to be acquired pursuant to certain transactions involving our or Cendant's stock or assets) as part of a plan or series of related transactions that includes the distribution. For these purposes, any acquisition of the shares of our stock or the stock of Cendant within the period beginning two years before and ending two years after the distribution date would be presumed to be part of such plan or series of related transactions, although we or Cendant, as the case may be, may be able to rebut such presumption.

         We and Cendant will enter into an agreement that will provide that each company will be responsible for, and will indemnify the other company from and against, any tax liability resulting from any action by such company that may cause the distribution not to qualify as a tax-free distribution under Section 355 of the Code. In addition, even if we are not contractually required to indemnify Cendant for tax liabilities if the distribution fails to be tax-free, we will still be liable for all of these liabilities to the extent that Cendant fails to pay them. See "Relationship Between Cendant and our Company after the Distribution -Tax Sharing and Indemnification Agreement" for more information.

Listing and Trading of Our Common Stock

         There is not currently a public market for our common stock. We intend to file an application to list our common stock on the New York Stock Exchange. After the distribution, Cendant common stock will continue to be listed and traded on the New York Stock Exchange under the symbol "CD."

         We cannot assure you as to the price at which our common stock will trade before, on, or after the distribution date. Until our common stock is fully distributed and an orderly market develops in our common stock, the price at which such stock trades may fluctuate significantly. In addition, the combined trading prices of our common stock and Cendant common stock held by stockholders after the distribution may be less than, equal to, or greater than the trading price of Cendant common stock prior to the distribution.

         The shares distributed to Cendant stockholders will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us. People who may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This will include our directors and certain of our officers. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

Reasons for Furnishing this Information Statement

         This information statement is being furnished by Cendant solely to provide information to stockholders of Cendant who will receive shares of our common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. The information contained in this information statement is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and we will not update the information except in the normal course of our respective public disclosure obligations and practices.

                                RISK FACTORS

         You should carefully consider each of the following risks and all the other information contained in this information statement.

         As part of the separation, we have assumed a significant amount of debt, which will subject us to various restrictions and higher interest costs, and we may substantially increase our debt in the future.

          In connection with the distribution, we have assumed a $100 million promissory note payable to Cendant, which matures on September 30, 2003 and bears interest at 10% per year. Following the distribution, we may incur additional debt under our anticipated new credit facility to fund our working capital and capital expenditure requirements. We expect that the terms of the debt we incur as part of our separation from Cendant and the terms of any future indebtedness to third party lenders will impose various restrictions and covenants on us that could limit our ability to respond to market conditions, provide for unanticipated capital investments or take advantage of new business opportunities.

         We may substantially increase our level of debt in the future. We are currently evaluating our capital structure and have not yet determined the amount of financing we will have in the future. If our cash flow from operations is less than we expect, we may require more financing. We may from time to time incur additional debt, borrow funds under revolving credit facilities or issue other debt securities.

Our historical financial information may not be entirely useful as an indicator of our historical or future results.

         Our historical financial information may not be representative of our results as a separate company and, therefore, may not be entirely useful as an indicator of our historical or future results. The historical financial information we have included in this information statement may not reflect our results of operations, financial position and cash flows as they would have been had we been a stand-alone company during the periods presented or our results of operations, financial position and cash flows in the future.

         Our current business plan calls for increased marketing expenditures compared to 2000 levels, and we anticipate further increases in such expenditures in the future in order to generate sustainable membership revenue growth in the future. However, we will be unable to recognize a significant portion of the revenues generated from such increased marketing expenditures in the year in which they are generated. Accordingly, while we believe that our expected increase in marketing costs will generate profitable revenue growth, our profitability will decline in the near term. In addition, under our current business plan, we anticipate increasing our investments in existing technology and systems. While we believe that such investment will benefit us in the future, it may adversely impact our financial results in the near term. Finally, our financial statements reflect allocations of costs for services provided to us by Cendant that may not reflect the costs we will incur for similar services as an independent company following the distribution. As a result, our combined financial statements may not be indicative of our future performance as an independent company.

We rely to a significant extent on our existing computer, billing, communications and other systems. We are currently upgrading or replacing some of our key systems. We will need to upgrade and replace other key systems in the foreseeable future. If such systems fail or we fail to adequately keep pace with future technological advances, our business will suffer.

         Our business is highly dependent on our existing computer, billing, communication and other technological systems. We are currently upgrading or replacing some of our key systems. We will need to upgrade and replace other key systems in the foreseeable future. While our current business plan anticipates an increase in capital investments in our systems, there is no guarantee that we will be successful in implementing currently planned system improvements. In addition, any temporary or permanent loss of any of our systems, for whatever reason, could have a negative effect on our business, financial condition and results of operations. Further, the technologies on which we depend to compete effectively and to meet our clients' and members' needs are rapidly evolving and in many instances are characterized by short product life cycles or rapid innovation. As a result, we are dependent on ongoing, significant investment in advanced computer database and telecommunications technology, among other systems, in addition to our currently planned improvements. There can be no assurance that we will be successful in anticipating or adapting to technological changes in the future or in selecting and developing new and enhanced technology on a timely basis.

Our ability to create new business relationships with financial institutions and other potential third party partners may be hindered by our no longer being part of the Cendant family of companies.

         We currently benefit from certain business relationships generated from our close association with Cendant and its various businesses. Following the distribution date, we may no longer be able to take advantage of our relationship with Cendant and its various businesses when dealing with potential business partners. In addition, the smaller size of our business, in comparison to Cendant and its group of companies, may hinder our credibility with potential business partners in the future and, therefore, adversely impact our ability to generate new business relationships after the distribution.

We could be responsible for significant income tax liability if the distribution does not qualify for tax-free treatment.

         Cendant and Cendant's stockholders could incur significant income tax liability if the distribution does not qualify for tax-free treatment, which could require us to pay Cendant a substantial amount of money. Should this occur, we would be severally liable, and could be required to indemnify and pay Cendant, for income taxes imposed upon Cendant or its affiliates with respect to the distribution. Cendant intends that the distribution will be treated as a tax-free distribution.

         Although any income taxes imposed in connection with the distribution would generally be imposed on Cendant or its affiliates and its stockholders, we would be liable for all or a portion of such taxes in the circumstances described below. First, as part of the distribution, we will enter into a tax sharing and indemnification agreement with Cendant. This agreement will generally allocate between Cendant and us the taxes and liabilities relating to the failure of the distribution to be tax-free. For a more complete discussion of the allocation of taxes and liabilities between Cendant and us under the tax sharing and indemnification agreement, please see "Relationship Between Cendant and Our Company After the Distribution--Tax Sharing and Indemnification Agreement." Second, aside from the tax sharing and indemnification agreement, under U.S. federal income tax laws, we would be severally liable for Cendant's and its affiliates' federal income taxes resulting from the distribution being taxable. This liability means that even if we are not contractually required to indemnify Cendant for tax liabilities if the distribution fails to be tax-free, we will still be liable for all of these liabilities to the extent that Cendant fails to pay them. Neither we nor Cendant will indemnify any Cendant stockholder who receives shares of our stock in the distribution for any tax liabilities.

Our marketing agreements with our marketing partners do not require that any minimum amount of marketing volume or opportunities be allotted to us. The termination or dormancy of any such marketing arrangements may result in the loss of future revenue.

         We arrange with marketing partners, such as financial institutions, retailers, oil companies, on-line networks and others, to market certain membership services to such marketing partners' individual account holders and customers. Our marketing agreements with these partners generally do not mandate any minimum levels of marketing. Instead, the material terms of each marketing campaign in any given month, including solicitation volume, generally must be mutually agreed upon by us and the partner. The termination of a significant marketing partner relationship or our failure to leverage that relationship into the amount of marketing volume we have forecast in our business projections could have a material adverse effect on our future revenues.

Our marketing efforts depend in part on customer information made available to us or utilized by our marketing partners. We cannot assure that our marketing partners will continue to provide us with use of customer information, or that the future quality of such information will be sufficient for us to generate new members on a profitable basis.

          We market our services in large part based upon customer information made available to us, or used internally, by our marketing partners. We also market our services based upon tested marketing solicitation materials. Marketing partners enable us to market our individual membership programs to their customers through solicitations that have been pre-approved by the partner. As a result, our ability to market our programs to an existing new customer base is largely dependent on first obtaining approval from our partner. There can be no assurance that we will continue to obtain such cooperation or approvals. If our marketing partners fail to provide us with access to customer information and also limit the type or amount of information that they utilize internally to enhance marketing results, including as a result of federal or state privacy regulations, our marketing efforts would be adversely affected. In addition, if the types of consumers that we are given an opportunity to market to shift to groups of consumers who are less likely to purchase our membership services, our ability to generate additional new members on a profitable basis will be adversely affected.

Our profitability depends on membership renewals. Decreased retention rates would impair our profitability.

         We generally incur losses and negative cash flow during the initial term of each member's enrollment in an individual membership program, as compared to the initial term and the renewal term taken as a whole, primarily because the costs associated with member acquisition and servicing generally exceed the net membership fee amounts paid by such acquired members for the initial term. In addition, members may cancel their membership in our programs, generally for a full refund of the annual membership fee. We experience a higher percentage of cancellations during the initial annual membership period as compared to renewal periods. Accordingly, the profitability of each of our programs and our business as a whole depends on the continuation of our present trend of recurring membership renewals and the absence of unanticipated material decreases in member retention rates.

Our operating results may fluctuate.

         Our operating results have varied significantly in the past and may vary significantly both quarterly and annually in the future, thus, limiting the usefulness of some period comparisons as an indication of future results. Factors which could affect our financial results include:

         o        market acceptance of our membership programs generally;

         o the willingness of our marketing partners to actively market to their customers with a frequency, volume and solicitation approach that is acceptable to us:

         o the level of commission rates and other compensation required by our marketing partners to actively market with us;

         o an unfavorable interpretation of our activities under the Gramm-Leach-Bliley Act or enactment of other federal or state laws that may be unfavorable to us;

         o        individual membership program retention rates;

         o        our ability to introduce new programs on a timely basis;

         o        the introduction of programs by our competitors;

         o        the timing of investments in program development;

         o        personnel changes;

         o        increased capital spending for technology improvements;

         o        the demand for membership programs generally;

         o        the mix of programs we offer;

         o        unanticipated service interruptions;

         o        unanticipated increases in member usage of our services;

         o        costs associated with expansion of operations;

         o        the availability of vendors to support offered programs;

         o the level of demand for shopping, travel, privacy protection, credit card registration, auto, home improvement, loyalty programs and other elements underlying our membership programs; and

         o        competitive pressures on selling prices.

Many of these factors are beyond our control, and, therefore, our ability to generate predictable revenue and income growth may be adversely affected by these factors.

We may not be able to adequately explain to the investing public our policies regarding recognition of revenue. Investors may fail to understand our operations and perceive successful marketing efforts negatively due to a near term decline in profitability. This may have a material adverse effect on our stock price and our ability to obtain additional financing.

         Our primary source of revenue is the membership fees paid by our individual membership programs members. Membership terms are generally one year, although some memberships provide two or three year terms and others are provided on a monthly basis. New members are generally given a free trial period of one to three months. The majority of memberships are cancelable for a full refund of the membership fee during the membership period. However, some memberships are offered under a pro rata refund policy in which the amount of the refund declines over the membership term. Our policy is to recognize membership revenue when it is earned and is no longer subject to refund. Accordingly, revenue for full refund memberships is not recognized until the end of the membership term. Membership fees subject to a pro rated refund are recognized ratably over the membership term.

         However, the marketing expenses that we incur to acquire new members are recognized when incurred. As a result, the increased membership revenue stream generally associated with increased marketing will not be recognized for most annual memberships until the following year. Accordingly, any favorable results from increased marketing may lag a year behind the recognition of the outlays that led to those increased revenues.

         This difference in timing of revenue and expense recognition treatment means, among other things, that if we elect to significantly increase marketing outlays in a given year, the associated increases in membership fees paid to us will not be fully reflected in that year. Accordingly, we may show decreased profitability even if marketing activity would be expected to ultimately result in increased profitability.

         We believe that a clear and thorough understanding of our revenue and expense recognition policies represents an important part of understanding our business and its prospects as well as our marketing-related and general managerial decision-making. Difficulty or disinterest among investors in understanding the impact of our accounting policies on our reported financial results could cause a material adverse impact on our share price and our ability to obtain equity or other financing.

Cendant will retain ownership of certain support operations of our travel membership business, which may adversely impact the financial results of our travel membership business.

         After the distribution, Cendant will retain ownership of certain support operations of our travel membership business, including travel reservation operations. As a result, we will have limited ability to control the costs relating to these operations or to change the type of services that are delivered by these business operations. In addition, any interruption in the delivery of these services by Cendant may have an adverse impact on the operations of our travel membership business.

We may be unable to compete with other companies in our industry that have financial or other advantages.

         We believe that the principal competitive factors of the membership services industry include the ability to identify, develop and offer innovative service programs, the quality and breadth of service programs offered, price, marketing expertise and partner relationships. Our competitors, including large retailers, travel agencies, insurance companies and financial service institutions, some of which have substantially larger customer bases and greater financial and other resources than we do, offer membership programs which provide services similar to, or which directly compete with, those provided by us. There can be no assurance that:

         o our competitors will not increase their emphasis on programs similar to those we offer and compete more directly with us;

         o our competitors will not provide programs comparable or superior to those we provide at lower membership prices;

         o our competitors will not adapt more quickly than us to evolving industry trends or changing market or regulatory requirements;

         o        new competitors will not enter the market; or

         o other businesses will not themselves introduce competing programs.

         Any increase in competition could result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, because contracts between marketing partners and program providers, either currently or in the future, may be exclusive with respect to a particular service, potential marketing partners may be prohibited from contracting with us to promote a program if the services we provide are similar to, or merely overlap with, the services provided by an existing program of a competitor.

Our ability to grow our business in the future may depend on new program introductions. If we fail to introduce new programs that are popular, our business may suffer.

         Our ability to grow our business in the future may depend in large part on our ability to develop and successfully introduce new programs which generate consumer interest. Failure to introduce new programs in a timely manner could result in our competitors acquiring additional market share in a particular area of consumer interest. In addition, the introduction or announcement of new programs by us or by others could render existing programs uncompetitive or obsolete, or result in a delay or decrease in orders for existing programs as customers evaluate new programs or select the new programs as an alternative to existing programs. Therefore, the introduction of new programs by us or others, or our failure to introduce new programs which have broad consumer appeal, could have a material adverse effect on our business, financial condition and results of operations.

In certain of our marketing channels, we depend on various vendors to market our programs. Any of these vendors may terminate its relationship with us, and we cannot always control the level and the quality of service provided by the vendor. Significant service interruptions or quality problems could cause a material adverse effect on our business.

         In certain of our marketing channels, we depend on independent vendors, such as printers and telemarketers, to help us market our programs to prospective members. Such vendors operate pursuant to agreements with us that in some instances may be terminated by the vendor with limited prior notice. There can be no assurance that, in the event a vendor ceases operations, or terminates, breaches or chooses not to renew its agreement with us, a comparable vendor could be substituted on a timely basis. In addition, vendors are independent contractors and the level and quality of services provided is not entirely within our control. Any service interruptions, delays or quality problems could result in customer dissatisfaction and membership cancellations, which could have a material adverse effect on our business, financial condition and results of operations.

Under the terms of our master license agreement with Cendant, we will license all of our current trademarks, service marks and certain other intellectual property. If Cendant were to terminate this agreement as a result of a breach by us, it could have a significant adverse impact of our ongoing operations.

         Under the terms of our master license agreement, we will be required to pay royalties to Cendant for use of trademarks and certain other intellectual property. These royalties will be based upon our revenue, not profits, which could result in increasing royalty payments even during a period of declining profits. Cendant will have the right to terminate the master license agreement upon the occurrence of various bankruptcy or insolvency events or upon our failure to abide by certain covenants. Any such termination would have a material adverse effect on our business. Additionally, termination of the master license agreement would result in a termination of our corporate services agreement with Cendant.

We market many of our programs through credit card issuers. A downturn in that industry would adversely affect us.

         Our future success is dependent in large part on continued demand for our programs from businesses within the industries served by us. In particular, programs marketed through our credit card issuer clients accounted in 2000 for approximately 76% of our total revenues and approximately 59% of new individual membership enrollments generated during that period. A significant downturn in the credit and/or debit card industry or a trend to reduce or eliminate use of membership programs in that industry would have a material adverse effect on our business, financial condition and results of operations.

Introducing new programs requires significant investments. We may not have enough financial resources to meet all of our needs.

         We typically incur high costs in the year a new program is introduced. Principal elements of these costs relate to hiring personnel, developing program content, contracting with vendors, drafting, testing and refining marketing materials and creating membership fulfillment materials for mailing to potential new program members. We must incur costs to market programs to each potential member, regardless of whether that individual actually becomes a paying member. However, there can be no assurance that our cash resources will be able to sustain our business, particularly if we experience a reduction in revenues for a prolonged period or if we face substantial unexpected capital requirements. To the extent that such cash resources are insufficient to fund our desired new marketing activities, additional funds would be required for such activities to occur. There can be no assurance that additional financing will be available on reasonable terms or at all. If additional capital is raised through the sale of additional equity or convertible debt securities, dilution to our stockholders would occur.

We depend on key executive and marketing personnel. A loss of such personnel would negatively impact our operations.

         While we have entered into employment agreements with many of our senior executives, we are dependent on the members of our management and other key personnel, the loss of one or more of whom could have a material adverse effect on us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled managerial and other personnel, particularly if we expand our activities. We face significant competition for such personnel, and there can be no assurance that we will be successful in hiring or retaining the personnel we require for continued growth, if any. The failure to hire and retain such personnel could have a material adverse effect on our business, financial condition and results of operations.

We depend in part on the postal and telephone services we utilize to market and service our products. An interruption of, or an increase in the billing rate for, such services would adversely affect our business.

         We market and service our programs by various means, including through mail and telephonically, and, accordingly, our business is dependent on the postal and telephone services provided by the U.S. Post Office and various local and long distance telephone companies. Any significant interruption in such services, or any limitations on the ability of the U.S. Post Office or telephone companies to provide us with increased capacity that may be required in the future, could adversely affect our business, financial condition and results of operations. Rate increases imposed by these services would increase our operating expenses and could have a material adverse effect on our business, financial condition and results of operations.

Our industry is increasingly subject to federal and state government regulation. Such regulation could hinder our operations and increase our operating costs.

         We market our services primarily through direct mail, inbound telemarketing, outbound telemarketing and the internet. Each of these channels is regulated on the state and federal level, and we believe that these activities will increasingly be subject to regulation. Such regulation may limit our ability to solicit new members or to offer one or more products or services to existing members. Certain insurance products are also subject to state and local regulations. We believe that such regulations do not currently have a material impact on the financial results of our business.

         Our business is also significantly impacted by the expanding body of law relating to consumer privacy and third party access to the personally identifiable information of financial institution customers. The most immediate and important example of these laws is the Gramm-Leach-Bliley Act, which was enacted as federal law in November 1999. This statute, among other things, modernized the regulatory structure affecting the delivery of financial services to consumers and provided for various new requirements and limitations relating to direct marketing by financial institutions to their customers. Such additional requirements and limitations became effective in November 2000, although compliance with the act is not required until July 1, 2001, the effective date of the applicable implementing regulations promulgated under the act. We do not believe that the act and regulations promulgated to date will have a material impact on our business. However, any additional burdens imposed by subsequent amendments or clarifications of the act or regulations or by any state law or regulation addressing the same or related matters could cause a material adverse effect on our business.

         Further, a significant body of state law and proposed state legislation target or propose to target telemarketing and other direct marketing practices, and there can be no assurance that any such laws, if amended to become more restrictive, or such legislation, if enacted, will not adversely affect or limit our future operations. Compliance with these regulations is generally our responsibility, as opposed to merely the responsibility of our marketing partners or vendors, and we are subject to a variety of enforcement or private actions by either or both of the Federal Trade Commission and various state attorneys general for failure to comply.

         Our provision of membership programs, particularly Travelers Advantage(R) and Buyers Advantage(R), requires us to comply with certain other state and local regulations, changes in which could materially increase our operating costs associated with complying with such regulations. Noncompliance by us with any rules and regulations enforced by a federal or state consumer protection authority may subject us or our management to fines or various forms of civil or criminal prosecution, any of which could materially adversely affect our business, stock price, financial condition and results of operations.

         We also make use of the internet as a marketing and distribution channel for our service programs. Currently, regulation of the internet is growing steadily. Additionally, laws or regulations may be adopted with respect to the internet relating to, among other things, liability for information received from or transmitted over the internet, on-line content regulation, user privacy, taxation and quality of products and services. Moreover, the applicability to the internet of existing laws governing issues such as intellectual property ownership and infringement, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws, may decrease growth in the use of the internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

We may attempt to grow through acquisitions. These acquisitions may not be profitable.

         We may pursue opportunities to acquire other businesses or products, some of which may have a material financial effect on our overall business. However, there can be no assurance that the acquisition of additional businesses will ultimately increase, or not materially adversely affect, our profitability. In addition, there can be no assurance that future acquisitions, if any, will not have an adverse effect upon our ability to run our existing business operations, particularly in the financial periods immediately following consummation of those transactions, during which time the operations of the acquired business are being integrated into our operations. Moreover, certain provisions of the tax sharing and indemnification agreement could discourage or delay our ability to finance potential mergers through the issuance of our stock for a period of two years following the separation.

The anti-takeover provisions in our certificate of incorporation and certain agreements may prevent a transaction that is in the best interest of the stockholders.

          Our certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing, and requires reasonable advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by our Chairman of the Board, our Chief Executive Officer or, if none, our President or by our Board of Directors. Our certificate of incorporation provides for a classified Board of Directors, and members of our Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of our capital stock entitled to vote. In addition, shares of preferred stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. We have no present plans to issue any shares of preferred stock.

         We have also adopted a rights plan that could be expected to make it more difficult for our company to be acquired. In addition, the acquisition of our company by a third party during the next two years could cause the distribution of our common stock to become taxable, thereby resulting in liability on our part for those taxes. This could serve as a deterrent to a takeover of our company.

         In addition, we are subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law which prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. These provisions, and other provisions of our certificate of incorporation, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

There has been no prior public market for our common stock and, therefore, a liquid trading market in our common stock may not develop and the market price may be volatile.

         There has been no trading market for our common stock. Accordingly, we cannot predict the extent to which investors' interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. Because there has not been a public market for our common stock, the market price of our common stock cannot be predicted, and you may not be able to resell your shares at or above the initial market price of our stock after the distribution. Some of Cendant's stockholders who receive our shares may sell them immediately following the distribution, which could delay the development of an orderly trading market in our shares. Until an orderly market develops, the prices at which our shares trade may fluctuate significantly. In addition, the price of our shares may be depressed until investors have an opportunity to fully familiarize themselves with our business and how it relates to and competes within our industry.

Substantial sales of our common stock may occur after the distribution, which could cause our stock price to decline.

         Substantially all of the shares of our common stock distributed in the distribution will be eligible for immediate resale in the public market. In spin-off transactions similar to the distribution, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the distribution. Upon completion of the distribution, we will have outstanding an aggregate of shares of common stock based upon the shares of Cendant common stock outstanding on , 2001. All of these shares will be freely tradable without restriction or further registration under the Securities Act, unless the shares are owned by one of our "affiliates," as that term is defined in Rule 405 under the Securities Act. We are unable to predict whether substantial amounts of our common stock will be sold in the open market following the distribution or what effect these sales may have on the market price of our common stock. Any sales of substantial amounts of our common stock in the public market, or the perception that any redistribution has not been completed, could materially adversely affect the market price of our common stock. We are also unable to predict whether a sufficient number of buyers would be in the market at that time.

         In addition, many of our employees have options to purchase Cendant common stock that will convert into options to purchase our common
stock. As of      , 2001, options to purchase approximately shares of
Cendant common stock were outstanding and held by Cendant employees who are expected to become our employees as of the distribution. We estimate that, as a result of the distribution, these options would represent options to purchase approximately shares of our common stock, or approximately percent of our outstanding stock. The actual amount, however, will not be determined until after the distribution. This concentration of stock options relative to the amount of our common stock outstanding will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we will issue additional options to our employees under our employee stock option plan. In addition, the exercise of substantial amounts of employee stock options or the perception that such sales or exercises might occur, whether as a result of the distribution or otherwise, may cause the market price of our common stock to decline.


                         FORWARD-LOOKING STATEMENTS

         This information statement contains forward-looking statements that are based on current expectations, estimates, forecasts, and projections about the industry in which we operate, and management's beliefs and assumptions. Such statements include, in particular, statements about our plans, strategies, and prospects under the headings "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements.

         These forward-looking statements are not guarantees of future performance and are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, many of which are beyond our control, cannot be foreseen, and reflect future business decisions that are subject to change. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The factors that could affect our results include the matters discussed under the heading "Risk Factors"; a change in the growth rate of the overall U.S. economy, or the international economies where we do business, such that consumer spending and related consumer debt are impacted; a decline or change in the marketing techniques of credit card issuers; unanticipated cancellation or termination of marketing agreements and the extent to which we can continue successful development and marketing of new products and services.

         We caution that such factors are not exclusive. All of the forward-looking statements made in this information statement are qualified by these cautionary statements and readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this information statement. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this information statement, whether as a result of new information, future events or otherwise.


                              DIVIDEND POLICY

         We do not anticipate paying any dividends on our common stock in the foreseeable future because we expect to retain our future earnings for use in the operation and expansion of our business. The declaration and payment of dividends after the distribution, however, will be at the discretion of our board, and will depend, among other things, upon our investment policy and opportunities, results of operations, financial condition, cash requirements, future prospects, and other factors that may be considered relevant by our Board of Directors, including restrictions on our ability to declare and pay dividends and distributions on our shares of common stock.

         Delaware law prohibits us from paying dividends or otherwise distributing funds to our stockholders, except out of legally available funds. Accordingly, we cannot pay dividends if as a result, we would be unable to pay our debts as they become due in the usual course of business, or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.


                               CAPITALIZATION

         The following table sets forth our combined capitalization as of March 31, 2001, on a historical and pro forma basis, to give effect to the distribution as if it had occurred on March 31, 2001. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements, including the notes to those statements, included elsewhere in this information statement. The pro forma information may not necessarily reflect the debt and capitalization of our business in the future or as it would have been had we been a separate, independent company at March 31, 2001, or had the distribution actually been effected on that date.

                                                                   March 31, 2001
                                                           ----------------------------
                                                             Historical    Pro Forma(1)
                                                             (unaudited)    (unaudited)
                                                           -------------   ------------
                                                              (dollars in thousands)
Debt................................................       $    127,578    $    127,578
Stockholders' Deficit:                                  ------------    ------------
   Combined deficit.................................       $   (216,908)            --
   Common stock, $.01 par value,        shares
   authorized,         issued and outstanding
   (actual)   and        issued and outstanding
   (pro forma)......................................

   Preferred stock, $.01 par value,        shares
   authorized,         issued and outstanding
   (actual)   and        issued and outstanding
   (pro forma)......................................

Paid-in capital (deficit)...........................                --         (216,908)
Total Stockholders' Deficit.........................       $   (216,908)   $   (216,908)
   Stockholders' Deficit:                                  ------------    ------------
Total Capitalization................................       $    (89,330)   $    (89,330)
                                                           =============   ==============
---------------
(1)   Pro forma combined debt and stockholders' deficit at March 31, 2001 presents our financial condition as if the distribution had occurred on March 31, 2001.



                          SELECTED FINANCIAL DATA

          Our selected historical combined financial data set forth below should be read in conjunction with the "Combined Financial Statements of Cendant Membership Services," including the notes to those statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this information statement. Cendant Membership Services is a combined reporting entity comprised of all assets, liabilities and transactions used in managing and operating the individual membership and loyalty businesses of Cendant Corporation.

          The historical statement of operations data for the years ended December 31, 2000, 1999 and 1998 and the historical balance sheet data as of December 31, 2000 and 1999 are derived from the combined financial statements included elsewhere in this information statement that have been audited by Deloitte & Touche LLP, our independent auditors. The historical statement of operations data for the years ended December 31, 1997 and 1996 and the three months ended March 31, 2001 and 2000 and the historical balance sheet data as of December 31, 1998, 1997 and 1996 and as of March 31, 2001 and 2000 have been prepared by management.

         The historical financial information presented below is not necessarily indicative of what our results of operations or financial position would have been had we operated as an independent company during the periods presented, nor is it necessarily indicative of our future performance as an independent company.

                                         At of For the
                                      Three months ended                            At or For the
                                          March 31,                            Year Ended December 31,
                                    --------------------    -----------------------------------------------------------
                                       2001        2000         2000         1999         1998         1997       1996
                                                  (dollars in thousands, except per share data)
Results of Operations
Revenues.......................... $  194,912  $  194,412  $  775,463  $  791,774   $  719,600   $  622,954   $  631,394
Operating and selling
expenses..........................    154,437     138,269     598,355     651,296      795,086      600,107      613,902
Intercompany royalty expense......     14,080      14,242      56,716      55,852       52,334       46,721       49,931
Depreciation and amortization.....      6,746       5,531      23,946      22,723       19,713       14,661       11,310
Special charges...................      1,909      18,052      25,975      89,750            -            -            -
                                   ----------  ----------  ----------  -----------  -----------  -----------  -----------
Operating income (loss)...........     17,740      18,318      70,471     (27,847)    (147,533)     (38,535)     (43,749)
Interest expense, net.............      2,517       2,929      10,747      11,907       12,082       10,136       12,244
                                   ----------  ----------  ----------  -----------  -----------  -----------  -----------
Income (loss) before income
  taxes...........................     15,223      15,389      59,724     (39,754)    (159,615)     (48,671)     (55,993)
Provision for (benefit from)
   income  taxes..................      6,013       6,101      23,679     (12,660)     (60,497)     (20,489)     (23,535)
                                   ----------  ----------  ----------  -----------  -----------  -----------  -----------
Income (loss) before
   cumulative effect of
   accounting changes.............      9,210       9,288      36,045     (27,094)     (99,118)     (28,182)     (32,458)
Cumulative effect of
   accounting change net of
   tax (1)........................          -           -           -           -            -     (267,221)           -
                                   ----------  ----------  ----------  -----------  -----------  -----------  -----------
Net income (loss)................. $    9,210  $    9,288  $   36,045  $  (27,094)  $  (99,118)  $ (295,403)  $  (32,458)
                                   ==========  ==========  ==========  ===========  ===========  ===========  ===========
Basic earnings (loss) per
    share (2).....................          -           -           -           -            -            -            -

Financial Position
Current assets.................... $  396,283  $  423,892  $  381,386  $  442,085   $  469,155   $  457,778   $  247,964
                                   ==========  ==========  ==========  ===========  ===========  ===========  ===========
Total assets...................... $  729,188  $  739,498  $  713,079  $  761,072   $  776,581   $  553,930   $  589,399
                                   ==========  ==========  ==========  ===========  ===========  ===========  ===========
Deferred revenue.................. $  689,073  $  753,901  $  700,909  $  793,809   $  893,731   $  745,448   $  343,809
Other current liabilities.........    125,756     109,651     160,144     120,171      136,700      132,795      226,791
                                   ----------  ----------  ----------  -----------  -----------  -----------  -----------
Total current liabilities.........    814,829     863,552     861,053     913,980    1,030,431      878,243      570,600
Long-term liabilities.............     13,390      28,535      21,113      31,010       39,136       48,746            -
Long-term debt....................    117,877      27,724     118,361      26,945       34,839       39,069        1,608
Combined equity (deficit).........   (216,908)   (180,313)   (287,448)   (210,863)    (327,825)    (412,128)      17,191
                                   ----------  ----------  ----------  -----------  -----------  -----------  -----------
Total liabilities and
combined deficit.................. $  729,188  $  739,498  $  713,079  $  761,072   $  776,581   $  553,930   $  589,399
                                   ==========  ==========  ==========  ===========  ===========  ===========  ===========

----------
(1) In August 1998, we changed our accounting policy with respect to the recognition of revenue and membership solicitation costs. The change was effective January 1, 1997. Prior to the change, membership revenue was recognized ratably over the membership period, regardless of the refund terms and membership solicitation costs were deferred and expensed over the average membership period.

(2) Earnings per share is not presented because we are not a public entity, as a result, the presentation of earnings per share is not applicable.




                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with our combined financial statements and accompanying notes thereto, and the other financial information included elsewhere in this information statement. This discussion contains forward-looking statements. Please see "Forward-Looking Statements" and "Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Separation from Cendant Corporation

         On October 25, 2000, the Board of Directors of Cendant authorized the spin-off of Cendant's individual membership and loyalty businesses in a tax-free distribution of shares to Cendant's common stockholders. On , 2001, the Board of Directors of Cendant declared a dividend payable to each holder of record of Cendant 's common stock at the close of business on , 2001, which will be the record date, of one share of our common stock for every shares of Cendant common stock held by such holder on the record date.

         Cendant's Board of Directors believes that the distribution is in the best interests of Cendant and its stockholders and that the separation of our business from Cendant's other businesses will provide Cendant and our company with greater managerial and operational flexibility to respond to changing market conditions in our differing business environments, and also will provide both companies with additional financial flexibility to pursue growth opportunities. See "The Distribution - Reasons for the Distribution".

         We believe that the separation of our business from the businesses of our corporate parent, Cendant, will enhance our ability to increase our penetration of the markets we currently serve, attract new customers, increase investment in our existing operations and pursue new business opportunities. As an independent company, we can more effectively focus on our growth objectives, invest in the capital needs of our company and target potential investors. Following the distribution, we will be in a better position to increase marketing investments, since as an independent company, we will be better able to explain to the public markets our financial results. Similarly, we will be able to increase our investments in existing technology and systems and pursue strategic acquisitions that Cendant has not, to date, been willing to fund.

Overview

         We derive our revenues principally from membership fees.
Membership fees vary depending upon the particular membership program and generally range from $59.99 to $89.99 per year. Most of our memberships are for one-year renewable terms and members are generally entitled to unlimited use of the service during the membership period.

         Our membership programs are marketed primarily through arrangements with companies, such as banks and other financial institutions, retailers, oil companies, on-line networks and other organizations with large numbers of individual account holders and customers. Participating marketing partners are generally paid commissions on initial and renewal memberships. Commission amounts vary widely depending on the marketing medium utilized and the amount of marketing costs borne by the marketing partner. Commissions generally range from 10% to 25%, unless the marketing partner assumes all or substantially all of the marketing expenses, in which case the rates may be higher. We currently market our membership products through relationships with 9 of the 10 largest credit card issuers in the United States.

         Prior to April 2001, we paid a royalty to Cendant equal to approximately 7.5% of revenues generated by the use of certain intellectual property related to our membership programs. In April 2001, it was determined that the intellectual property used in the membership business would be retained by Cendant and we entered into a license agreement providing for the payment of a 3% royalty to Cendant. In connection with the distribution, we will enter into a new master license agreement with Cendant that will grant us the exclusive right to use this intellectual property for a period of 50 years in the conduct of the membership business worldwide, subject to limited exceptions outside the United States and Canada. Cendant will retain title to all of the licensed intellectual property. Pursuant to the new agreement, we will continue to pay Cendant a monthly royalty equal to 3% of the gross revenues we generate through the use of the licensed intellectual property. Accordingly, we expect our future royalty costs to be significantly lower than our historical royalty fees.

Business Acquisitions and Disposition

          During April 1998, we acquired Credentials Services, Inc., or Credentials, for $122.7 million. Credentials' primary product is credit monitoring memberships similar to our PrivacyGuard(R), product. At the time of the acquisition, Credentials had approximately 1.6 million active members.

         On September 15, 1999, we donated the outstanding common stock of our wholly owned subsidiary, Netmarket Group Inc., or Netmarket, to an independent charitable trust. The fair market value of the Netmarket common stock on the donation date was approximately $20 million. Accordingly, Netmarket's operating results were no longer included in our combined financial statements from the donation date through October 1, 2000. We retained an ownership interest in the convertible preferred stock of Netmarket, which was convertible subject to certain conditions. On October 1, 2000, we purchased the remaining common shares from the charitable trust for $1.5 million and exercised our option to convert the Netmarket preferred interest into common shares. The operations of Netmarket are included in the accompanying combined financial statements since October 1, 2000, the date of acquisition.

Results Of Operations

         The underlying discussions focus on adjusted EBITDA, which is defined as earnings before interest, income taxes and depreciation and amortization, adjusted to exclude intercompany royalties and special charges which are not measured in assessing the performance of our business. We believe that adjusted EBITDA provides the most informative representation of how we evaluate performance. However, our presentation of adjusted EBITDA may not be comparable with similar measures used by other companies.




                                                   Three months ended                     Years Ended
                                                        March 31,                         December 31,
                                              -----------------------------------------------------------------------
                                                                          (in millions)
                                              -----------------------------------------------------------------------
                                                  2001          2000            2000          1999          1998
                                              ------------  ------------    ------------  ------------  -------------
 Membership revenues
    Initial term - full refund                    $  46.1       $  71.5         $ 237.5       $ 301.2        $ 270.8
    Initial term - prorated refund                   22.0          10.6            64.3          38.8           11.3
    Renewal term - full refund                       88.8          83.2           357.4         336.2          321.7
    Renewal term - prorated refund                    8.9           4.7            17.3          18.5           12.9
    Wholesale, monthly and other memberships         24.6          15.5            71.2          64.8           72.2
                                              ------------  ------------    ------------  ------------  -------------
                                                    190.4         185.5           747.7         759.5          688.9
 Merchandise and other revenue                        4.5           8.9            27.8          32.3           30.7
                                              ------------  ------------    ------------  ------------  -------------
 Total Revenues                                   $ 194.9       $ 194.4         $ 775.5       $ 791.8        $ 719.6
                                              ============  ============    ============  ============  =============

 Adjusted EBITDA(a)                               $  40.5       $  56.1         $ 177.1       $ 140.5        $ (75.5)
                                              ============  ============    ============  ============  =============

 Active members (b)                                  23.6          24.5            24.3          25.0           29.6
                                              ============  ============    ============  ============  =============

 New member joins  (c)                                2.5           2.5             9.8          11.4           16.2
                                              ============  ============    ============  ============  =============

   (a) Adjusted EBITDA is defined as earnings before interest, income taxes and depreciation and amortization, adjusted to exclude intercompany royalties and special charges which are not measured in assessing the performance of our business.

   (b) Excludes 1.4 million Netmarket active members as of March 31, 2000 and December 31, 1999.

   (c) Excludes Netmarket new member joins of 0.3 million in the quarter ended March 31, 2000, 0.8 million member joins for the year ended December 31, 2000 and 0.4 million member joins for the year ended December 31, 1999.

         Member retention rates in the individual membership industry are typically less than 50% in the first year of membership, and there is additional turnover in subsequent membership renewal periods. Accordingly, to maintain or grow the membership base, significant resources must be expended each year to solicit new members. Prior to 1999, our focus was on growing the membership base, and we incurred significant marketing expenses. Such marketing costs, along with the costs incurred to service our membership base, were expensed as incurred. However, the corresponding revenue was generally not recognized until later periods. Consequently, we incurred significant operating losses in 1998 and 1997. In 1999, we shifted our focus towards improving earnings and reducing marketing expenditures, with an emphasis on acquiring more profitable members. As a result, adjusted EBITDA increased $216.0 million in 1999 and $36.6 million in 2000. However, our membership base decreased from 29.6 million members at December 31, 1998 to 23.6 million members as of March 31, 2001.

Three Months Ended March 31, 2001 Compared to Three Months Ended March 31, 2000

         In the fourth quarter of 2000, we adopted a growth-oriented business plan and began to increase our investment in new member acquisitions. Total revenues of $194.9 million in the first quarter of 2001 were relatively flat compared to the same period in 2000. However, adjusted EBITDA declined $15.6 million, or 28%, due to a significant increase in marketing investment compared to the same period in 2000. Membership revenues increased $4.9 million, or 3%, reflecting the inclusion of Netmarket members in 2001. Merchandise and other revenue declined $4.4 million, or 49%, as increased merchandise sales from Netmarket members were more than offset by lower merchandise sales from the Family Software Club product line, which ceased sales in 2000.

          Operating expenses in the first quarter of 2001 increased $2.5 million, or 5%, compared to the same period in 2000, reflecting the addition of Netmarket members and their related expenses, which was partially offset by reduced expenses associated with a lower membership base.

          During first quarter 2001, marketing expenses increased $11.1 million, or 35%, compared to the same period in 2000, reflecting our new growth-oriented business plan and the corresponding increase in our investment in new member acquisitions.

         Commission expenses in first quarter 2001 increased $4.1 million, or 9%, compared to the same period in 2000. Commissions as a percentage of membership revenue increased to 25.5% from 23.9% in 2000. This increased commission rate reflects our strategy of focusing our marketing on more profitable media channels, in which our partners often assume more of the marketing costs, which generally warrant higher commission rates.

         During first quarter 2001, we recorded a $1.9 million special charge to write-off certain non-productive assets and to provide for severance and lease termination costs incurred in closing our Great Falls, Montana and Cambridge, Massachusetts facilities. During first quarter 2000 we incurred special charges of $18.1 million associated with abandonment of certain computer system applications, executive severance, business consolidation and other costs.

          Operating income in first quarter 2001 declined $0.6 million compared to the same period in 2000, as increased marketing spending of $11.1 million, higher commission expenses of $4.1 million and increased operating expenses of $2.5 million more than offset the $16.1 million decline in special charges and slightly higher revenues of $0.5 million.

         Interest expense, net in first quarter 2001 declined $0.4 million from the same period in 2000 due to increased investment interest income.

         Our provision for income taxes was $6.0 million in 2001, an effective tax rate of 39.5%, compared to a tax provision of $6.1 million in 2000 or an effective tax rate of 39.6%.

         Net income for first quarter 2001 declined $0.1 million as lower operating income of $0.6 million was partially offset by higher investment interest income and lower income taxes.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

         During 2000, our strategy was to focus on profitability by targeting our marketing efforts and reducing expenses incurred to reach potential new members. In 2000, total revenues decreased $16.3 million, or 2%, compared to 1999. However, our adjusted EBITDA in 2000 increased $36.6 million compared to 1999.

         Revenues from new members in 2000 decreased $38.2 million, or 11%, compared to 1999, reflecting a lower level of marketing conducted in 1999 compared to 1998. New revenue from prorated refund memberships increased to 21% of new revenue in 2000, up from 11% in 1999, reflecting our continuing strategy of selling more prorated refund memberships. Revenues from renewal members increased $20 million as members acquired during the higher marketing spending levels of 1998 and 1997 have transitioned into their renewal membership terms.

         Operating expenses in 2000 decreased $51.1 million, or 20%, compared to 1999 due to the reduced number of active members, lower transaction volume in the shopping programs, and efficiencies realized at our call center operations. Lower operating expenses also reflect the inclusion of Netmarket for only three months in 2000 as compared to eight and one half months in 1999. Additional operating cost savings were realized in 2000 through a risk sharing arrangement with a major marketing partner under which the partner shares in the solicitation and membership service costs in return for a higher commission.

         Marketing expenses in 2000 declined $33.2 million, or 18%, compared to 1999, reflecting the exclusion of Netmarket during most of 2000 as well as costs savings realized from the risk sharing arrangement noted above.

         Commission expenses in 2000 increased $17.3 million, or 11%, compared to 1999, despite a $11.8 million decline in membership revenue. Commissions as a percentage of membership revenue increased to 24.1% from 21.4% in 1999. This increased commission rate reflects our continued strategy of focusing our marketing on more profitable media channels, which generally warrant higher commission rates. Commission rates were also impacted by the risk sharing arrangement noted above.

         General and administrative expenses in 2000 increased $14.0 million, or 27%, compared to 1999 as a result of provisions recorded for the settlement of certain legal actions, costs incurred associated with the relocation of our corporate headquarters as well as professional fees incurred in anticipation of the distribution.

          Operating income in 2000 increased $98.3 million, compared to 1999, as lower revenues of $16.3 million and higher general and administrative expenses of $14.0 million were more than offset by lower special charges of $63.8 million and reduced marketing and operating expenses of $33.2 million and $51.1 million, respectively.

         Interest expense, net in 2000 decreased $1.2 million, compared to 1999, reflecting higher interest income earned from investments and receivables from Netmarket.

         In 2000 and 1999, we recorded special charges of $26.0 million and $89.8 million, respectively. Special charges in 2000 were associated with abandonment of certain computer system applications, executive severance, business consolidation and other costs. Special charges recorded in 1999 were for a development advance to Netmarket of $77.0 million subsequent to our contribution of Netmarket's common stock to an independent charitable trust and $12.8 million for other transaction costs associated with Netmarket. Repayment of the advance was predicated on achievement of certain financial targets and, therefore was solely dependent on the success of the developmental efforts of Netmarket. Given the uncertainty of its overall recovery, the advance was expensed.

         Our provision (benefit) for income taxes consisted of a tax provision of $23.7 million in 2000, an effective tax rate of 39.6%, compared to a tax benefit of $12.7 million in 1999, or an effective tax rate of 31.8%. The change in the effective tax rate primarily reflects the relative impact of non-deductible goodwill amortization in relation to the pretax income (loss).

         Net income in 2000 increased $63.1 million primarily reflecting the operating income improvement of $98.3 million partially offset by higher income taxes of $36.3 million.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

         Total revenues increased $72.2 million, or 10%, in 1999, while adjusted EBITDA improved to $140.5 million in 1999 compared to an adjusted EBITDA loss of $75.5 million in 1998.

         The revenue growth was due to a greater number of members resulting from higher marketing levels in 1998 and increases in the average price of a membership. The increase in adjusted EBITDA reflects the revenue growth, as well as operating and marketing cost reductions.

          Netmarket accounted for a net increase in revenues and adjusted EBITDA of $10 million and $23 million, respectively, due to growth in the business unit prior to the donation on September 15, 1999. Additionally, revenues and adjusted EBITDA in 1999 were incrementally benefited by $13 million and $5 million, respectively, from the April 1998 acquisition of Credentials.

         Operating costs in 1999 decreased $17.8 million, or 7%, compared to 1998, reflecting a decline in our membership base and the exclusion of Netmarket operating costs for a portion of 1999.

         Marketing costs in 1999 decreased $165.2 million, or 47%, compared to 1998. The decrease was the result of a shift in our marketing efforts to target smaller populations with a higher probability of response. It also reflects a shift in marketing efforts to lower cost marketing media channels.

         Commission expenses in 1999 increased $27.5 million, or 20%, compared to 1998, primarily due to the $70.6 million increase in membership revenues.

         General and administrative expenses in 1999 increased $11.6 million compared to 1998, reflecting increased levels of infrastructure development and increased employee costs.

         Special charges recorded in 1999 were for a development advance to Netmarket of $77.0 million subsequent to our contribution of Netmarket's common stock to an independent charitable trust and $12.8 million for other transaction costs associated with Netmarket.

          The 1999 operating loss of $27.8 million improved $119.7 million from 1998 due to reduced marketing costs of $165.2 million and higher revenues of $72.2 million. This improvement was partially offset by the special charges related to the donation of Netmarket and higher commission and general and administrative expenses of $27.5 million and $11.6 million, respectively.

         Our income tax benefit was $12.7 million in 1999, an effective tax rate of 31.8%, compared to a tax benefit of $60.5 million in 1998, an effective tax rate of 37.9%. The change in the effective tax rate primarily reflects the relative impact of non-deductible goodwill amortization in relation to the pretax loss.

         Net income in 1999 increased $72.0 million from 1998 primarily reflecting the operating income improvement of $119.7 million, partially offset by reduced tax benefits of $47.8 million.

Liquidity and Capital Resources

         Our capital investments and working capital needs have been financed by cash flow from funding from Cendant. Under Cendant's centralized cash management system, Cendant deposits sufficient cash into our bank accounts to meet our daily obligations and withdraws excess funds from those accounts. These transactions are included in Funding from Cendant Corporation on the Statements of Combined Cash Flows.

         On October 25, 2000, concurrent with Cendant's announcement of its plan to spin-off its individual membership and loyalty businesses, we agreed with Cendant to convert $100 million of intercompany indebtedness to an unsecured promissory note. The principal on this note is repayable to Cendant on September 30, 2003. We are required to make semi-annual interest payments on the unpaid principal at 10% per year on January 15th and July 15th of each year, commencing on July 15, 2001.

         In connection with our 1996 acquisition of Ideon Group, Inc., we recorded a non-interest bearing note to a former shareholder of Ideon. The terms of the note require us to make six annual payments of approximately $9.5 million commencing in July 1998. We are obligated to hold the final two payments in escrow. Such funds are held in escrow and included in investments on the combined balance sheets.

         Our debt level prior to the distribution is not indicative of the level of debt we anticipate to incur upon or shortly after becoming an independent public company. We intend to obtain a commitment for an unsecured revolving credit facility. The credit agreement will contain financial and non-financial covenants customary for financings of this nature.

         The terms of the debt we assume or incur as part of our separation from Cendant and of future indebtedness may impose various restrictions and financial and non-financial covenants on us that could limit our ability to respond to market conditions, provide for unanticipated capital investments or take advantage of new business opportunities.

          As of March 31, 2001, we had a combined deficit of $216.9 million. The combined deficit represents the net amount of all funding received from or provided to Cendant, and our accumulated net losses, which were adversely impacted by the adoption of our revenue recognition policies in 1998 (effective January 1, 1997). Our business is not asset intensive and, as noted above, all of our excess cash is withdrawn by Cendant. Given our large deferred revenue liability for membership billings received, but not yet recognized as revenue in accordance with our revenue recognition policies adopted in 1998, our liabilities exceed our assets. We do not believe that such deficit is indicative of our financial strength, and do not believe that it will hinder our ability to conduct our operations, raise capital in the public sector or finance our business growth.

         We believe that funding available under future credit facilities along with cash from operations will be sufficient to fund our working capital and capital investment requirements after the distribution.

         We do not anticipate paying any dividends on our common stock in the foreseeable future. The declaration and payment of dividends after the distribution, however, will be at the discretion of our Board of Directors.

Cash Flows

                                        Three Months Ended               Years ended
                                             March 31,                   December 31,
                                      ----------------------     ------------------------------

                                         2001        2000         2000       1999      1998
                                      ----------------------     ------------------------------
Cash flows provided by (used in):

      Operating activities               $(51.8)     $(13.8)       $ 4.9   $ (98.3)  $ (17.6)
      Investing activities                 (8.4)       (8.9)        12.1     (26.0)   (145.8)
      Financing activities                 60.8        21.1        (22.3)    108.3     175.6
                                      ----------------------     ------------------------------

      Net change in cash
      and cash equivalents                $ 0.6      $ (1.6)       $(5.3)  $ (16.0)   $12.2
                                      ======================     ==============================

         Cash used in operating activities increased during the first quarter of 2001 due to the payment of commission advances to certain marketing partners as well as reduced member billings due to lower membership levels. Cash used in operations was negatively impacted in 1999 by the development advance and other transaction costs incurred associated with Netmarket totaling $89.7 million. Excluding the Netmarket transaction, cash flow from operations improved $13.5 million in 2000 reflecting spending reductions and favorable working capital changes, which more than offset reduced member billings. In 1999, excluding the Netmarket transaction, operating cash flows improved $9.0 million due to significant reductions in marketing expenditures, partially offset by lower membership billings.

         Cash provided by investing activities increased in 2000 due to the net cash received in connection with the acquisition of Netmarket, offset in part by an increase in capital expenditures on information systems in 2000. In 1998, approximately $116 million was used to acquire Credentials.

         In each of the periods presented, changes in cash provided by (used in) financing activities is driven primarily by borrowing and repayment activity with Cendant for intercompany activity.

         Our capital expenditures were $8.4 million and $8.9 million for the three months ended March 31, 2001 and 2000, respectively, and $30.9 million, $21.0 million and $29.9 million for the years ended 2000, 1999 and 1998, respectively. These expenditures were primarily for information systems and systems infrastructure, where we believe our business required significant upgrades. We anticipate capital expenditures of approximately $40 million in 2001 to be utilized on the further enhancement of our information systems and systems infrastructure, as well as for capital projects related to the relocation of our corporate headquarters to Norwalk, Connecticut and the relocation of our call center in Houston, Texas.

Effects of Inflation

The relatively moderate inflation rate over the last three years has not had a material impact on our results of operations. However, inflation could adversely impact us if inflation results in increased wages and higher costs for telecommunications, postage and printing.

Quantitative and Qualitative Disclosures about Market Risk

We hold various financial instruments which are sensitive to interest rate risk. As of March 31, 2001 such financial instruments consisted of US treasury notes and municipal bonds, corporate bonds and money market funds. Our liabilities subject to interest rate risk consisted of a note payable to Cendant, an acquisition note payable and capital lease obligations. We assess our market risk based on changes in interest rates utilizing a sensitivity analysis that measures the potential loss in earnings, fair values and cash flows based upon a 10% hypothetical change in market interest rates, all other factors constant. Using this sensitivity analysis, we have determined that the impact of a 10% change in interest rates on our earnings, fair values and cash flows would not be material.


                                  BUSINESS

Overview

         We are a leading membership-based, consumer services company, providing approximately 23.6 million members with access to a wide variety of goods and services. Our membership programs provide consumers with services and benefits in the areas of shopping, travel, privacy protection, credit card registration, auto and home improvement. We are the leading provider in terms of revenues, active members and profitability of membership-based consumer services of these types in the United States.

         Our membership programs operate under brand names that include Shoppers Advantage(R), Travelers Advantage(R), PrivacyGuard(R),
AutoVantage(R) and AutoVantage GoldSM, Buyers Advantage(R),
CompleteHome(R), Just for MeSM, Great FunSM and other membership services. These programs are offered as individual memberships and as components of wholesale membership enhancement packages and insurance products.

          We derive our revenues principally from membership fees. Membership fees vary depending upon the particular membership program and generally range from $59.99 to $89.99 per year. Most of our memberships are for one-year renewable terms and members are generally entitled to unlimited use of the service during the membership period. For the year ended December 31, 2000, our revenues were approximately $775 million and for the quarter ended March 31, 2001, our revenues were approximately $195 million.

         Our membership programs are marketed primarily through arrangements with companies, such as banks and other financial institutions, retailers, oil companies, on-line networks and other organizations with large numbers of individual account holders and customers. Participating marketing partners are generally paid commissions on initial and renewal memberships. Commission amounts vary widely depending on the marketing medium utilized and the amount of marketing costs borne by the marketing partner. Commissions generally range from 10% to 25%, unless the marketing partner assumes all or substantially all of the marketing expenses, in which case the rates may be higher. We currently market our membership products through relationships with 9 of the 10 largest credit card issuers in the United States.

         We solicit members for our programs primarily through direct marketing, including mail and inbound and outbound telemarketing. In addition, our primary individual membership services are available on-line through major on-line services.

         We also offer wholesale loyalty enhancement services primarily to credit card issuers who make services available to their credit card holders to foster increased product usage and loyalty. We generally charge credit card issuers an initial fee to implement a particular wholesale loyalty program and monthly fees thereafter based on the number of accounts participating in that institution's program.

Strategy

         The businesses constituting Cendant Membership Services, Inc. following the distribution became a part of Cendant at the end of 1997. Over the last few years, our business strategy was affected by the adoption of revenue recognition policies whereby the revenue resulting from our marketing efforts is recorded as many as 15 months subsequent to our acquisition of the member, while the expense of such marketing efforts is recorded when incurred. As a result, Cendant required us to limit our marketing, systems and other expenditures to minimize our risk and maximize our returns.

         We intend to maintain our leadership position in the industry and, as an independent company, to implement our new, growth-oriented business plan aimed at increasing our membership revenues and profitability over the long-term, through the following strategic initiatives:

         o increase the amount of our marketing expenditures devoted to acquiring new members;

         o strengthen our marketing relationships with our existing financial services partners and broaden our partner base in other industries;

         o strengthen our existing membership services, develop new membership services and broaden our product mix to include non-membership products and services;

         o develop new business opportunities outside of our traditional membership business by leveraging our existing core competencies in direct marketing and customer service, by developing fulfillment and marketing alliances and by pursuing long-term strategic acquisitions and alliances; and

         o continue our investment in new technology and systems infrastructure, allowing us to provide better service to our partners and members, as well as to lower the cost of providing our services.

         While our new business plan involves an increased level of investment in marketing, infrastructure and other aspects of our business which will result in a reduction in our anticipated profits for 2001 in comparison to our 2000 results, we believe this approach will allow us to achieve our objectives of creating a platform for sustainable growth in our revenues and profits.

Marketing Partners

         We affiliate with marketing partners such as financial institutions, retailers and other consumer-oriented companies to offer individual membership programs to their customers in connection with, or as an enhancement to, their use of their credit and/or debit cards, checking accounts, mortgage loans or other financial payment vehicles. Participating marketing partners generally receive commissions on initial and renewal memberships, based on a percentage of the net membership fees.

         We have active members from over 140 partners in a wide variety of industries and deliver to the partners loyalty building and fee-producing benefits and products. Our key customers include:

         o financial institutions, such as American Express, Capital One Bank, Chase Manhattan, Bank One/First USA, Citibank and MBNA;

         o retail marketers, such as the Home Shopping Network, Sears and Ticketmaster;

         o car rental agencies, such as Alamo, Avis, Budget and Thrifty;

         o institutions that offer mortgage services, such as Bank of America, First Nationwide and First Union;

         o hotel chains, such as Choice Hotels, Days Inn, Ramada and Super 8;

         o internet service providers, such as America Online and Yahoo; and

         o        others, such as AT&T, Intuit and NextCard.

         Our top 10 partners, on the basis of revenue received by our business in 2000 are Citibank, Capital One, AOL, Sears, Bank One/First USA, Chase, Bank of America, MBNA, Associates First Capital (a wholly owned subsidiary of Citibank) and Household Bank. During 2000, Citibank and Capital One Bank each represented more than 10% of our total revenues.

Types of Memberships

         Our membership programs include Shoppers Advantage(R), Travelers Advantage(R), PrivacyGuard(R), AutoVantage(R) and AutoVantage GoldSM, Buyers Advantage(R), CompleteHome(R), Just for MeSM, Great FunSM and other membership services. These programs are offered as individual memberships and as components of wholesale loyalty membership enhancement services and insurance products. The following is a brief description of the different types of memberships we generally provide.

         Individual Memberships. We generally classify memberships as individual memberships if:

         o        the member pays directly for the services;

         o we generally pay most or all of the marketing costs to solicit the member and primarily market these services directly using marketing techniques, such as direct mail and billing statement inserts, inbound telemarketing and outbound telemarketing;

         o        the membership is sold at full price; and

         o the initial membership fulfillment materials consist of a variety of information such as a membership card, information describing the service and discount coupons applicable to the service.

         Examples of these memberships include Shoppers Advantage(R), Travelers Advantage(R), PrivacyGuard(R) and AutoVantage(R) and insurance and warranty products such as Buyers Advantage(R), which are sold at prices generally between $59.99 and $89.99 per year.

         Wholesale Memberships. We generally classify memberships as wholesale memberships if:

         o        we do not pay the marketing costs to solicit the member;

         o the initial membership fulfillment materials consist of a variety of information such as a membership card and information describing the service;

         o the memberships may be sold at full or discounted group prices; and

         o the member pays for, or the member pays the sponsor for, the membership.

         Examples of these memberships include enhancement services, such as loyalty programs that are offered as an enhancement to customer accounts and sold through financial institutions for which we act as a third party administrator.

Membership Services

         Our membership programs include the following services:

         Shopping. Shoppers Advantage(R) and Netmarket(R) are discount shopping programs providing product price information and home shopping services to members. As part of the Shoppers Advantage(R) and Netmarket(R) programs, we distribute catalogs up to ten times per year to certain members. In addition, we provide active members with automatic two year product warranties on all products purchased through the Shoppers Advantage(R) and Netmarket(R) programs, as well as a 200% low price guarantee, which provides members with a refund equal to double the price difference on a product they find at a lower price.

         Our merchandise database contains information on approximately 80,000 brand name products, including a written description of the product, the manufacturer's suggested retail price, the vendor's price, features and availability. All of these products may be purchased through our independent vendor network and members can shop twenty-four hours a day, seven days a week by calling our toll free number or via the internet. Vendors include manufacturers, distributors and retailers nationwide. Individual members are entitled to an unlimited number of toll-free calls seven days a week to our shopping consultants, who access the merchandise database to obtain our lowest available fully-delivered cost from participating vendors for the product requested. We inform the vendor offering the lowest price of the member's order and that vendor then delivers the requested product directly to the member. We act as a conduit between members and the vendors, and accordingly, do not maintain an inventory of products.

         Travel. Travelers Advantage(R) is a full-service discount travel service program under which we provide members with information on schedules and rates and book travel arrangements with major scheduled airlines, hotel chains, car rental agencies, cruise lines and vacation package wholesalers through Cendant Travel Inc., which is one of the twenty largest full-service travel agencies in the United States. Certain Travelers Advantage(R) members can earn cash rebates equal to a specified percentage, generally 5%, of the price of travel arrangements purchased by the member through Cendant Travel and/or on the internet via one of Cendant Travel's booking systems. Travel members may book their reservations by making toll-free telephone calls seven days a week, twenty-four hours a day to agents at Cendant Travel. Cendant Travel's agents reserve the lowest air, hotel and car rental fares available for the members' travel requests. After the distribution, Cendant Travel will remain a wholly-owned subsidiary of Cendant Corporation and will continue to provide us with all of the services it previously provided us pursuant to a travel services agreement. In addition, we maintain our own database containing information on tours, cruises, travel packages and short-notice travel arrangements.

         PrivacyGuard Service. The PrivacyGuard(R) service, which includes Credentials(R) and CreditLineSM, provides members with a personalized triple merged credit report, ongoing credit monitoring and the means to receive, comprehend and monitor key personal information. The service enables members to access information in three key areas: credit history, state-maintained driving records and medical files maintained by third parties. This information is designed to assist members in updating and correcting information concerning themselves that is used by third parties in making decisions, such as granting or denying credit and settling auto and life insurance rates.

         Auto Services. Our auto services, AutoVantage(R)and AutoVantage GoldSM, offer members a variety of auto and auto-related services and benefits. The AutoVantage(R)service offers:

         o        new car buying summaries;

         o        used car valuations;

         o        car buying service with over 1,800 participating dealers;

         o discounts on maintenance, service and repairs at more than 40 chains with more than 25,000 locations nationwide, including such well-known chains as Goodyear, Jiffy Lube and Firestone;

         o        car and truck rental discounts and hotel savings.

AutoVantage GoldSM provides:

         o        all of the AutoVantage(R)benefits and services;

         o Emergency Roadside Assistance 24 hours a day, 7 days a week in the United States;

         o        locksmith services for car and home;

         o        customized trip routing; and

         o        bail bond and legal defense reimbursement services.

         Credit Card Registration. Our Hotline(R) service, also known as Credit Card Guardian(R), enables consumers to register their credit and debit cards so that account numbers may be kept securely in one place. If the member notifies us that any of these credit or debit cards are lost or stolen, we will notify the issuers of these cards, arrange for them to be replaced and reimburse the member for any amount for which the card issuer may hold the member liable. The service also provides travel related protection services including a message relay service, emergency cash and emergency airline tickets.

         Buyers Advantage. The Buyers Advantage(R) service extends the manufacturer's warranty on products purchased by the member. This service also rebates 20% of repair costs and offers members price protection by refunding any difference between the price the member paid for an item and its reduced price, should the item be sold at a lower price within sixty days after purchase. In addition, the service offers return guarantee protection by refunding the purchase price of an item that the member wishes to return.

         Home-Related Services. The CompleteHome(R) service is a broad-based resource for reliable information to help members maintain and improve their homes cost-efficiently. CompleteHome(R) offers discounts on a broad range of home products and services at store and service locations nationwide. The service offers a discount shopping database with savings of up to 50% off thousands of brand-name products with a 200% low-price guarantee, which provides members with a refund equal to double the price difference on a product they find at a lower price, an automatic two year product warranty and a 60-day return policy. The service also provides access to a pre-screened, pre-qualified contractor and tradesperson matching service with over 30,000 contractors, architects and designers who help guide members on most home repairs or remodeling projects. CompleteHome(R) offers 160 free How-to-Guides and a real estate and moving benefit offering, among other things, cash back or a commission credit when buying or selling a home. In addition, members get a 15% discount on purchases made at decoratetoday.com for various home decorating products.

         Great Fun Club. The Great FunSM service provides members with a variety of benefits, including the opportunity to inquire about vacation packages, book hotel rooms and car rentals, the ability to purchase merchandise, a discounted dining program and a National Values Guide offering coupon savings on movie tickets, casual restaurants, theme parks, attractions and retailers. Great Fun OnlineSM offers specialized shopping, weekend getaways and special offers on select software segmented for kids and adults, including games and education.

         Health Services. The HealthSaverSM service provides discounts on prescription drugs, eyewear, eye care, dental care, selected health-related services and fitness equipment, including sporting goods. Members may also purchase prescription and over-the-counter drugs through the mail.

         Just For Me. The Just For MeSM service focuses on female consumers and offers shopping discounts, sales price protection, spa discounts, a full-service travel agency, personal assistant service, a free magazine subscription, a surprise gift every few months, newsletters and rebated internet access.

         Small Business Program. The Small Business ProgramSM service is marketed under a license held by FISI Madison, LLC, a wholly owned subsidiary of Cendant Corporation. The program offers discounts on business to business services including overnight delivery, long distance telephone service, car rental, office supplies, off-site human resource management and computer products. The Small Business ProgramSM provides supplemental financial products including small ticket leasing, cash sweep accounts and insurance services. In addition, the Small Business ProgramSM offers resources for business owners, including telephone shopping, an auto buying service, travel discounts, a concierge service and a quarterly business management publication.

         Loyalty Business Program. We offer more than 50 wholesale loyalty enhancement services and loyalty solutions in the business-to-business marketplace. Our client base is primarily comprised of large credit and debt card issuers that make these services available to their card holders to foster increased product usage and loyalty. We offer turn-key solutions for our client base including program design, promotional planning, systems development and on-going contact center support. We normally collect a per-member fee to cover all costs associated with managing the delivery of the product enhancement. In fiscal year 2000, we handled over 1.4 million calls and processed over 200,000 redemption requests related to our products.

Operational Abilities

         Unlike many of our competitors and many other direct marketing organizations, we possess the operational capabilities and expertise to conduct most significant aspects of our business with minimal reliance upon third party outsourcing. For example, our employees create most of our advertising, creative materials and fulfillment packages, conduct most of our solicitations, post our billings and answer most of our member phone calls at our own call centers. We believe this in-house, hands-on approach enables us to market our products more efficiently and to provide better customer service. These operational capabilities also enable us to be more in control and more knowledgeable in the core areas of our business, engage in a more informed and rapid internal dialogue at the executive management level and to better access market feedback and thereby accelerate our reaction time to changing market conditions and trends.

Distribution Channels

         We market our individual and wholesale memberships through a variety of distribution channels. We generally reach consumers by direct mail, including solo mailings and billing statement inserts, inbound telemarketing, including automated voice response units, live call transfer solicitations, outbound telemarketing and the internet.

         All of our main individual memberships are available on-line to interactive computer users through on-line services and the internet. These users are solicited primarily through direct mail, inserts in newly-purchased computer equipment containers and interactive communications networks, such as America Online, the CompuServe Information Service and Prodigy. Our interactive users account for approximately 6% of our total members. We have formed strategic alliances with major telecommunications providers and on-line services to market our products.

Competition

         Individual Memberships. Our primary competitors include Memberworks Incorporated, Provelle, Inc., BrandDirect Marketing Inc. and Signature Financial/Marketing, Inc., each of which offers individual membership programs similar to ours. To date, we have effectively competed with such competitors. However, there can be no assurances that we will continue to be able to do so. In addition, we compete with traditional methods of merchandising that enjoy widespread consumer acceptance, such as catalog and in-store retail shopping and shopping clubs with respect to our discount shopping service, and travel agents with respect to our discount travel service. Our products, services, marketing materials and business methods are generally not protected by patent.

         Wholesale Memberships. Each of our account enhancement membership and loyalty services competes with similar services offered by other companies, including, with respect to wholesale memberships, the four individual membership competitors listed immediately above, and, with respect to the loyalty business, Carlson Companies, Inc., Enhancement Services Corporation, BI Performance Services, Inc., Maritz, Inc., Netcentives, Inc. and various financial institutions. Several of our competitors in the loyalty business are larger and more established than our company, with greater resources and financial capabilities than we have. In addition, in attempting to attract any relatively large financial institution as a partner, we also compete with that institution's in-house marketing staff and with that institution's potential ability to itself establish programs with comparable features and customer appeal without paying for the services of an outside provider.

Employees

         As of March 31, 2001, we had approximately 3,200 employees. None of our employees are represented by a labor union. We have never experienced a strike or work stoppage and we believe our relations with our employees are good.

Properties

         Our principal executive offices are located in Norwalk, Connecticut. We own an office building in Cheyenne, Wyoming. We also lease office space in Westerville, Ohio; Dublin, Ohio; Houston, Texas; Virginia Beach, Virginia; Richmond, Virginia; Great Falls, Montana (scheduled to be closed by June 2001); and Trumbull, Connecticut.

         We expect that, in the normal course of business, most of our leases will be renewed or replaced by other leases upon expiration. We believe that our properties are suitable to our business and have adequate capacities for our currently foreseeable needs.

Information Technology

         Our current computer systems include: DEC/Compaq VAX and Alpha systems, SUN and HP Unix systems and NT servers. An IBM mainframe used for list processing, modeling and a small credit card protection application is currently supported by Cendant's data center in Garden City, New York. Cendant assesses $3.2 million annually for those services. A second IBM mainframe environment, located in the our data center in Cheyenne, Wyoming, is used for the servicing of our credit card registration program.

         We maintain several fully integrated internet businesses including Netmarket.com, PrivacyGuard.com, AutoVantage.com, TravelersAdvantage.com, ShoppersAdvantage.com and CompleteHome.com. We work closely with a number of interactive partners and have co-branded versions of our sites for these marketing partners. Approximately 6% of our total membership base has been derived from these interactive partnerships.

Government Regulation

      We market our services primarily through direct mail, inbound telemarketing, outbound telemarketing and the internet. Each of these channels is regulated on the state and federal level, and we believe that these activities will increasingly be subject to regulation. Such regulation may limit our ability to solicit new members or to offer one or more products or services to existing members. Certain insurance products are also subject to state and local regulations. We believe that such regulations do not currently have a material impact on the financial results of our business.

       Our business is also significantly impacted by the expanding body of law relating to consumer privacy and third party access to the personally identifiable information of financial institution customers. The most immediate and important example of these laws is the Gramm-Leach-Bliley Act, which was enacted as federal law in November 1999. This statute, among other things, modernized the regulatory structure affecting the delivery of financial services to consumers and provided for various new requirements and limitations relating to direct marketing by financial institutions to their customers. Such additional requirements and limitations became effective in November 2000, although compliance with the act is not required until July 1, 2001, the effective date of the applicable implementing regulations promulgated under the act. We do not believe that the act and regulations promulgated to date will have a material impact on our business. However, any additional burdens imposed by subsequent amendments or clarifications of the act or regulations or by any state law or regulation addressing the same or related matters could cause a material adverse effect on our business.

       Further, a significant body of state law and proposed state legislation target or propose to target telemarketing and other direct marketing practices, and there can be no assurance that any such laws, if amended to become more restrictive, or such legislation, if enacted, will not adversely affect or limit our future operations. Compliance with these regulations is generally our responsibility, as opposed to merely the responsibility of our marketing partners or vendors, and we are subject to a variety of enforcement or private actions by either or both of the Federal Trade Commission and various state attorneys general for failure to comply.

         Our provision of membership programs, particularly Travelers Advantage(R) and Buyers Advantage(R), requires us to comply with certain other state and local regulations, changes in which could materially increase our operating costs associated with complying with such regulations. Noncompliance by us with any rules and regulations enforced by a federal or state consumer protection authority may subject us or our management to fines or various forms of civil or criminal prosecution, any of which could materially adversely affect our business, stock price, financial condition and results of operations.

         We also make use of the internet as a marketing and distribution channel for our service programs. Currently, regulation of the internet is growing steadily. Additionally, laws or regulations may be adopted with respect to the internet relating to, among other things, liability for information received from or transmitted over the internet, on-line content regulation, user privacy, taxation and quality of products and services. Moreover, the applicability to the internet of existing laws governing issues such as intellectual property ownership and infringement, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws, may decrease growth in the use of the internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

Legal Proceedings

         We are party to a number of routine claims and lawsuits incidental to our business. We believe that there is no litigation, other than described below, pending against us that could, individually or in the aggregate, have a material adverse effect on our business. Following the distribution, we will not be subject to any continuing accounting-related litigation pending against Cendant.

         On August 14, 2000, the U.S. District Court approved Cendant's agreement to settle the principal securities class action pending against Cendant, which was brought on behalf of purchasers of the majority of Cendant and CUC International, Inc.'s publicly traded securities, between May 1995 and August 1998. Under the settlement agreement, Cendant will pay the class members approximately $2.85 billion in cash. However, any and all liabilities with respect to this matter shall remain with Cendant Corporation. We have not assumed, and shall not assume, any liability of any kind with respect to the CUC settlement nor with respect to any matters relating to Cendant's other securities.

         On July 10, 2000, the Minnesota State Attorney General sent Cendant a civil investigative demand seeking certain documents from Cendant. The investigation relates to whether our sales practices are fully in compliance with Minnesota law and regulation. Cendant responded to that demand and several follow-up requests. The matter is still under investigation and no damage amounts have been asserted.

         On August 29, 2000, the Connecticut State Attorney General, on behalf of its sister agency, the Connecticut Consumer Protection Agency, sent a civil investigative demand seeking certain documents from Cendant. The investigation relates to whether certain of our telemarketing activities and relationships with financial institutions constitute unfair or deceptive acts or practices under Connecticut law. Cendant has responded to information requests. The matter is still under investigation and no damage amounts have been asserted.

         On April 3, 2001, the Florida State Attorney General sent a subpoena seeking certain documents from us in connection with its investigation of whether our sales practices are fully in compliance with Florida law and regulation. We are in the process of responding to information requests. The matter is still under investigation and no damage amounts have been asserted.

         In 1999, Cendant served a complaint on certain former employees of our business, alleging, among other things, breaches of existing non-competition agreements by such employees. The defendants have asserted various counterclaims that seek, among other things the value of certain Cendant employee stock options. Discovery has concluded. The magistrate has recommended that the defendants receive partial summary judgment on the counterclaims regarding the frozen options and wage claims, with the damages on these claims to be set at trial. We are claiming more than $10 million in damages. The counterclaim is in excess of $10 million.

         We initiated AAA arbitration proceedings in Delaware against Cross Country Bank on January 25, 2000. We demanded that Cross Country Bank remit certain withheld membership revenues to us, in accordance with the terms of our agreement. Cross Country asserts that it has authority to retain certain amounts and that we owe it additional monies. We are seeking amounts of up to $5 million. Cross Country Bank has counterclaimed and is seeking at least $1.4 million from us. Discovery has been completed in this proceeding. The arbitration hearing has commenced and is currently expected to be completed by this summer.


    RELATIONSHIP BETWEEN CENDANT AND OUR COMPANY AFTER THE DISTRIBUTION

         In connection with the distribution, we will enter into a distribution agreement, a corporate services agreement, a travel services agreement, intellectual property license agreements, a tax sharing and indemnification agreement and a number of marketing and ancillary agreements with Cendant for the purpose of accomplishing the contribution to us of the businesses described in this information statement and the distribution. These agreements will govern the relationship between Cendant and us after the distribution and will provide, among other things, for the allocation of employee benefits, tax and other liabilities and obligations attributable to periods prior to the distribution. The agreements will also govern various services, resources and functions, including technology hardware, database software, travel agency reservation and general customer service centers, to be provided and received by each of Cendant and our company. These agreements will contain terms comparable to terms that would have been obtained in an arms-length negotiation and, accordingly, will equitably reflect the benefits and costs of our ongoing relationship with Cendant.

Distribution Agreement

         The distribution agreement will set forth the agreements between Cendant and us with respect to the principal corporate transactions required to effect the contribution by Cendant of its individual membership and loyalty businesses into Cendant Membership Services, Inc., the distribution of our shares to Cendant's stockholders, arrangements governing the continuing relationship between us and Cendant and the mutual provision and receipt of services after the distribution.

The Contribution; Allocation of Assets and Liabilities; No Representations and Warranties

         In connection with the distribution, Cendant will cause to be contributed to us the individual membership and loyalty businesses and the stock of companies engaged in such business described in this information statement, other than intellectual property. It will effect this contribution by causing the transfer of its individual membership and loyalty businesses and all of the issued and outstanding capital stock of its subsidiaries engaged in that business. In connection with the distribution, we also assumed a $100 million promissory note payable to Cendant with an annual interest rate of 10% due September 30, 2003. In addition, Cendant also expects to undertake certain other transactions in preparation for the distribution.

          The distribution agreement will also provide generally that all assets and liabilities, other than with respect to any liabilities relating directly to the accounting irregularities involving CUC International, Inc., of the contributed businesses conducted by Cendant prior to the distribution will be vested solely in us and our subsidiaries after the distribution. Cendant will have no interest in our assets and business and generally will have no obligation with respect to our liabilities after the distribution. Similarly, we will have no interest in the assets of Cendant's other businesses and generally will have no obligation with respect to the liabilities of Cendant's retained businesses after the distribution.

         Except as expressly set forth in the distribution agreement or in any other ancillary agreement, neither we nor Cendant will make any representation or warranty as to the assets, businesses, or liabilities transferred or assumed as part of the contribution, as to any consents or approvals required in connection with the transfers, as to the value or freedom from any security interests of any of the assets transferred, as to the absence of any defenses or freedom from counterclaim with respect to any claim of either us or Cendant, or as to the legal sufficiency of any assignment, document, or instrument delivered to convey title to any asset transferred. Except as expressly set forth in any other ancillary agreement, all assets will be transferred on an "as is," "where is" basis, and the respective transferees will agree to bear the economic and legal risks that any conveyance is insufficient to vest in the transferee good and marketable title, free and clear of any security interest, that any necessary consents or approvals are not obtained or that requirements of laws or judgments are not complied with.

         The Distribution

         The distribution agreement will provide that, subject to the terms and conditions contained in the agreement, we and Cendant will take all reasonable steps necessary and appropriate to cause all conditions to the distribution to be satisfied, and to effect the distribution as of 11:59 p.m. on , 2001. Cendant's agreement to consummate the distribution will be subject to the satisfaction, or waiver by the Cendant board in its sole discretion, of the following conditions:

         o Cendant's board, or its duly appointed committee, will have established the record date and the distribution date and any appropriate procedures in connection with the distribution;

         o all necessary regulatory approvals will have been received;

         o this information statement will have been mailed to Cendant's stockholders;

         o the registration statement on Form 10, of which this information statement is a part, will have been declared effective under the Securities Exchange Act of 1934;

         o our Board of Directors named in this information statement will have been elected and our amended and restated certificate of incorporation and bylaws will have been adopted and be in effect;

         o our common stock will have been approved for listing on a national securities exchange or quotation system, subject to official notice of issuance;

         o we will have entered into an agreement establishing our new revolving credit facility;

         o we will have performed our obligations under the distribution agreement;

         o we and Cendant will have taken all actions necessary or appropriate under the securities or blue sky laws of states or other political subdivisions of the United States in connection with the distribution; and

         o no order, injunction, or decree by any court of competent jurisdiction, or other legal restraint or prohibition, preventing consummation of the distribution will have been issued or be in effect.

          Following the satisfaction or waiver of the conditions enumerated above, the distribution agreement will provide that on or prior to the effectiveness of the distribution, Cendant will deliver to the distribution agent a certificate or certificates representing all of the outstanding shares of our common stock. Cendant will instruct the distribution agent to distribute those shares on , 2001 or as soon thereafter as practicable in a proportion equal to one of our shares of common stock for every shares of
Cendant common stock outstanding as of         , 2001.

         Indemnification

         We will agree to indemnify, hold harmless and defend Cendant, each of its affiliates and each of their respective directors, officers and employees, from and against any and all damage, loss, liability and expense they may incur or suffer, arising out of or due to:

         o the failure of us or any of our affiliates or any other person to pay, perform or otherwise discharge any liabilities of the contributed businesses, including, without limitation:

         o our liabilities under the distribution agreement, the tax sharing and indemnification agreement or any other ancillary agreement;

         o liabilities incurred in connection with the conduct or operation of the contributed businesses, including any acquired businesses, or our ownership or use of our assets, whether arising before, at or after the distribution date;

         o liabilities set forth on the balance sheet of the individual membership services and loyalty businesses of Cendant as of the effective time of the distribution;

         o certain liabilities of Cendant or our company relating to any business formerly owned or operated by us or the contributed businesses or arising out of the sale of any of those businesses, other than any liabilities relating directly to the accounting irregularities involving CUC International, Inc.; or

         o liabilities relating to the acquisition by any of the contributed businesses of any business prior to the effective time of the distribution, except to the extent such liabilities arise out of the issuance of securities of Cendant in any such acquisition; and

         o any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement, the preliminary or final information statement, or any amendment or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements in the registration statement or this information statement not misleading, except to the extent such liabilities arise out of or are based upon information included in any section of the registration statement or this information statement about Cendant.

         Cendant will agree to indemnify, hold harmless and defend us, each of our affiliates and each of our and their respective directors, officers, and employees, from and against any and all damage, loss, liability, and expense we or they may incur or suffer, arising out of or due to:

         o the failure of Cendant or any affiliate of Cendant or any other person to pay, perform or otherwise discharge any liabilities of Cendant or its affiliates other than those liabilities associated with the contributed businesses that we have assumed and liabilities under the distribution agreement, the tax sharing and indemnification agreement or any ancillary agreement; and

         o any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement, the preliminary or final information statement, or any amendment or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements in the registration statement or this information statement not misleading, except to the extent such liabilities arise out of or are based upon information included in any section of the registration statement or this information statement about us.

         In circumstances in which the indemnity is unavailable or insufficient, for any reason, to hold harmless a party entitled to indemnification in respect of any indemnifiable losses under the distribution agreement, each indemnifying party, in order to provide for just and equitable contribution, will contribute to the amount paid or payable by such indemnified party as a result of these indemnifiable losses, in a proportion appropriate to reflect the relative fault of the indemnifying party or parties on the one hand and the indemnified party on the other in connection with the statements or omissions or alleged statements or omissions that resulted in these indemnifiable losses, as well as any other relevant equitable considerations.

         The distribution agreement also will specify procedures with respect to claims subject to indemnification and related matters.

         Insurance

         The distribution agreement will obligate us to use our best efforts to procure and maintain for at least five years directors' and officers' liability insurance coverage at least equal to the amount of Cendant's current directors' and officers' insurance coverage with respect to directors and officers of Cendant who will become our directors and officers as of the effective date of the distribution for acts as our directors and officers for periods from and after the date of the distribution. The distribution agreement will obligate Cendant to use its best efforts to maintain directors' and officers' liability insurance coverage at least equal to the amount of Cendant's current directors' and officers' liability insurance coverage for at least five years with respect to the directors and officers of Cendant who will become directors and officers of us as of the date of the distribution for acts as directors and officers of Cendant or one of its affiliates during periods prior to the date of the distribution.

         Dispute Resolution

         The distribution agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies, or claims that may arise between us and Cendant. These provisions contemplate that efforts will be made to resolve disputes, controversies, and claims by escalation of the matter to senior management and other representatives of us and Cendant. If those efforts are not successful, either we or Cendant may submit the dispute, controversy, or claim to binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, subject to the provisions of the agreement.

         Expenses

         The distribution agreement will provide that we will pay all costs and expenses incurred in connection with the consummation of the distribution and the transactions contemplated by the agreement and all costs and expenses incurred in connection with the preparation, execution, delivery, and implementation of the distribution agreement and the ancillary agreements. None of the expenses that we will pay are direct or indirect expenses of Cendant's stockholders relating to the transactions. We will also pay all other expenses of the transaction, including the legal, filing, accounting, printing, and other expenses incurred in connection with the preparation, printing, and filing of the registration statement on Form 10 of which this information statement is a part.

         Amendments and Waivers; Further Assurances

         The distribution agreement will provide that it may only be amended or rights under it waived by an instrument signed by the party to be charged with the amendment or waiver. We and Cendant will agree to use our respective reasonable efforts to:

         o execute and deliver any additional instruments and documents and take any other actions the other party may reasonably request to effectuate the purposes of the distribution agreement and the ancillary agreements and their terms; and

         o to take all actions and do all things reasonably necessary under applicable laws and agreements or otherwise to consummate and make effective the transactions contemplated by the distribution agreement and the ancillary agreements.

Corporate Services Agreement

         In connection with the distribution, we will enter into a corporate services agreement with Cendant pursuant to which we will each provide the other with certain transition and other services similar to those provided currently. Such services will include:

         o servicing, administration and fulfillment by us of Cendant's hotel brand points and loyalty programs;

         o cost sharing arrangements with Cendant relating to certain customer contact centers;

         o        provision of database modeling services by us to Cendant;

         o provision of customer list processing services by us to Cendant;

         o receipt, scanning and transmission of enrollment data by us to Cendant;

         o marketing assistance from FISI Madison, LLC, a wholly-owned subsidiary of Cendant, in offering our individual membership programs to its customers, including regional banks and financial institutions focusing directly on the checking and savings accounts business;

         o shared benefits and volume commitments with Cendant relating to certain telecommunications arrangements; and

         o provision of general corporate services by Cendant to us, including payroll, accounts payable and employee benefits.

         Compensation to be paid for services delivered pursuant to the agreement will differ based upon the type of service provided. For certain services, fees will be based upon volume and for other services upon actual costs incurred by the party providing the service. The agreement will continue for a period of one year. However, the provision of certain services may be required for periods extending beyond the base term of the agreement but in no event is it anticipated that any such agreement will extend beyond ten years. The agreement may be terminated by the mutual agreement of the parties or in connection with the failure of one party to perform its obligations under the agreement.

Tax Sharing and Indemnification Agreement

         In connection with the distribution, we will enter into a tax sharing and indemnification agreement with Cendant that will govern the allocation between the companies of federal, state, local, and foreign tax liabilities and related tax matters, such as the preparation and filing of tax returns and tax contests, for the taxable periods before and after the distribution.

         In addition, the tax sharing and indemnification agreement will contain provisions that concern events which might occur after the distribution that could have an adverse affect on the tax treatment of the distribution. Under the agreement, each company will be responsible for, and will indemnify the other company from and against, any tax liability resulting from any action by such company that may cause the tax treatment of the distribution, the preceding contributions of capital and related transactions to be different than as intended. In addition, in order to maintain the qualification of the distribution as a tax-free distribution under Section 355 of the Code, there are material limitations on transactions in which we can be involved during the two-year period following the distribution date. Specifically, during this two-year period, we will agree to refrain from engaging in certain transactions unless we obtain (i) a private letter ruling from the IRS or an opinion from a nationally recognized tax advisor, which opinion is satisfactory to Cendant in its sole discretion, providing that the transaction will not affect the tax-free treatment of the distribution and the preceding contributions of capital, or (ii) the consent of Cendant. These transactions include liquidation or merger with another company, certain redemptions, repurchases or reacquisitions of capital stock, certain dispositions or sales of assets, the discontinuance of the active conduct of trades or businesses, and any other transaction resulting in the direct or indirect acquisition of a 50% or greater interest in CMS's stock within the meaning of Section 355(e) of the Code.

         The tax sharing and indemnification agreement also will contain the following technical provisions:

         o we will be responsible for the respective federal, state and foreign income tax liabilities imposed on or attributable to us and any of our subsidiaries relating to all taxable periods. Accordingly, we will indemnify Cendant and its subsidiaries against any income tax liabilities attributable to us and any of our subsidiaries;

         o Cendant will be responsible for the respective federal, state and foreign income tax liabilities attributable to Cendant and its subsidiaries, other than us and our subsidiaries, relating to all taxable periods. Accordingly, Cendant will indemnify us and our subsidiaries against any such tax liabilities attributable to any of Cendant's remaining subsidiaries;

         o any tax refund or tax benefit received by either company that is on account of or otherwise attributable to the other company will be paid by the receiving company to the other company;

         o after the distribution, the company to which a tax return relates generally will be responsible for preparing and filing such return, with the other company providing the requisite information, assistance, and cooperation; and

         o each company generally will be responsible for handling, settling, and contesting any tax liability for which it is liable under the terms of the tax sharing and indemnification agreement.

Employee Matters Agreement

         The employee matters agreement will allocate assets, liabilities and responsibilities relating to our and Cendant's active and former employees and their participation in our respective stock and employee benefits plans.

         We expect that the employee matters agreement will generally require us to establish and maintain new employee benefit and compensation plans for our employees. However, certain benefits will continue to be provided by Cendant during a transition period and we will reimburse Cendant for the costs they incur in providing such benefits to our employees. Under the employee matters agreement, we expect that we will be responsible for providing specified welfare and retirement benefits to our employees after the date of the distribution, which will generally be similar to the benefits Cendant provided to such employees. These benefits include medical, dental, and vision benefits, flexible spending accounts covering health care and dependent care expenses, life and accident insurance plans, short and long term disability plans, a severance plan, a 401(k) plan, policies covering vacations, holidays, and sick leave, an annual incentive plan and director compensation plans.

Qualified Savings Plans

         Pursuant to the employee matters agreement, following the distribution, we expect that Cendant will retain sponsorship of the Cendant savings plans and the trusts related thereto. Cendant will cause each employee who will be employed by us or one of our subsidiaries on the distribution date to become fully vested, to the extent not already vested, in such employee's account balances, if any, under the Cendant savings plans. The account balances of each such employee will be maintained under the Cendant savings plans. However, such employees will not be entitled to make additional contributions under the Cendant savings plans and matching contributions will no longer be made by either Cendant or us on behalf of such employees. We intend to establish new savings plans for our active employees which will allow our active employees to transfer their account balances from the Cendant savings plans to our new savings plans.

Non-Qualified Deferred Compensation Plans

         Pursuant to the employee matters agreement, we expect that Cendant will retain sponsorship of the Cendant non-qualified deferred compensation plan and related rabbi trust and will generally retain liability for benefits payable thereunder to our active and former employees who are participants. Such employees will be treated in accordance with the terms of such plan and their existing distribution elections and, for such purposes, our employees will be deemed to be separating from employment with Cendant upon the distribution. Following the distribution, we intend to establish a separate non-qualified deferred compensation plan and rabbi trust for our eligible employees.

Health and Welfare Plans

         Except as otherwise provided in the employee matters agreement, we will assume all liabilities and responsibilities for providing health and welfare benefits to our employees. As of the date of the distribution, we intend to establish health and welfare plans that are substantially similar to the Cendant plans. During a transition period after the distribution, we may administer some of our plans in conjunction with the respective Cendant plans and provide reimbursement to Cendant for any costs or expenses it incurs in connection with such administration. For those benefits that are provided through insurance, we will create similar benefit arrangements for our employees immediately following the distribution. We expect that the transition period for all plans will conclude on or before December 31, 2001.

Stock Options and Restricted Stock

         The employee matters agreement will provide for the treatment of outstanding options to purchase Cendant common stock and shares of restricted Cendant common stock granted under Cendant's equity incentive plans.

         Vested Options. It is currently contemplated that vested Cendant options outstanding at the time of the distribution which are held by persons who are our active employees generally will remain options to purchase Cendant common stock and obligations of Cendant. Accordingly, such options generally will be treated as though the optionee has terminated employment with Cendant and therefore will have the period of time set forth in the applicable option plan or option agreement, generally four months to one year, to exercise such options prior to their expiration. Such options will also be adjusted in the manner described below in "-- Other Options."

         Unvested Options. It is currently contemplated that unvested Cendant options outstanding at the time of the distribution which are held by persons who are our employees immediately after the distribution generally will be replaced with options to purchase shares of our common stock. Such replacement options will be unvested and will continue to vest in accordance with their original vesting schedule, subject to continued employment with us. The number of shares these options cover and their exercise price per share will be determined using a formula designed to cause (1) the economic value of such options (i.e., the difference between the fair market value of the shares of our common stock subject to such options and the aggregate per share exercise price thereof) immediately after the distribution to be the same as the economic value immediately prior to the distribution of the Cendant options being replaced, and (2) the ratio of the exercise price to the fair market value of the underlying stock to remain the same immediately before and immediately after the distribution.

         Other Options. All other Cendant options outstanding at the time of the distribution will generally remain Cendant options. The number of shares subject to, and the exercise prices of, such Cendant options will be adjusted to take into account the distribution using a formula designed to cause (1) the aggregate economic value (i.e., the difference between the fair market value of the shares subject to such options and the aggregate per share exercise prices thereof) of the resulting Cendant options immediately after the distribution to be equal to the aggregate economic value of the Cendant options immediately prior the distribution, and (2) for each resulting option, the ratio of the exercise price to the fair market value of the underlying stock to remain the same immediately before and immediately after the distribution.

         Restricted Stock. A number of our key employees and officers hold shares of restricted Cendant common stock. It is currently contemplated that shares of restricted Cendant common stock outstanding at the time of the distribution which are held by persons who are our active employees immediately after the distribution generally will be replaced with restricted shares of our common stock. The number of shares of our common stock will be determined using a formula designed to cause the economic value of such replacement shares immediately after the distribution to be the same as the economic value immediately prior to the distribution.

Travel Services Agreement

         At the time of the distribution, we will enter into an agreement with Cendant, pursuant to which Cendant, through its wholly-owned subsidiary, Cendant Travel, Inc., will provide us with certain processing and support services relating to the booking and fulfillment of travel transactions. Pursuant to the agreement, we will pay fees to Cendant based on the number of travel transactions Cendant provides to members of our programs as well as on the base commission rates paid by vendors, such as airlines and cruise lines. The agreement will continue for a period of ten years, subject to renewal under certain circumstances. The agreement may be terminated prior to end of the initial term upon 180 days written notice for certain services and upon longer notice periods for certain other services.

Master License Agreement

         The existing license agreement with Cendant will be replaced by a new license agreement granting us the exclusive right on a worldwide basis, subject to limited exceptions outside the United States and Canada, to use the trademarks, service marks and domain names currently used in the conduct of our individual membership business. Cendant will retain title to all of the licensed trademarks, service marks and domain names. Pursuant to the agreement, we will pay Cendant a monthly royalty equal to 3% of the gross revenues we generate through the use of the licensed trademarks, service marks and domain names. This agreement will be in effect for a period of 50 years, subject to earlier termination as described below.

         The master license agreement provides Cendant with certain rights related to our business and operations. We are required to use the trademarks, service marks and domain names in accordance with certain standards. The Master License Agreement shall terminate without offering us an opportunity to cure its default, if (i) certain bankruptcy and insolvency events occur, (ii) we purport to transfer any rights and obligations under the Master License Agreement without compliance with the terms of the Master License Agreement, (iii) we compete with Cendant in violation of the Distribution Agreement, (iv) we disclose the confidential information of Cendant in violation of the Master License Agreement, (v) upon a Change of Control Event (as defined), or (vi) we receive three or more notices of termination for Curable Defaults (as defined) which are cured or not cured (collectively, the "Non-Curable Defaults"); provided that, except for (i) above, Cendant shall give us 30 days notice of such Non-Curable Default. Cendant may also terminate the Master License Agreement if we (i) fail, refuse, or neglect to promptly pay monies owing to Cendant under certain specified agreements, (ii) misuse or make any unauthorized use of the licensed proprietary marks or otherwise materially impair the goodwill associated with such marks, (iii) engage in any business or markets any service or product under a name or mark which, in Cendant's opinion, is similar to the licensed proprietary marks, or (iv) fail to maintain material compliance with the standards prescribed by Cendant in the Master License Agreement or otherwise in writing (collectively, the "Curable Defaults"), provided, however, that we shall have 30 days (10 days in the case of (i) above) after our receipt from Cendant of written notice of such default to remedy such default and, provided further, that other than with respect to (i) above, in the event such default is not cured within 30 days but we have commenced to cure such default within 30 days and are diligently prosecuting such cure to completion, we shall have up to an additional 60 days to cure such default.

          Change of Control Event means a transaction or series of related transactions by which (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than Cendant or an affiliate or successor to Cendant, is or becomes after the date hereof the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the date hereof), of more than 20% of the total voting power of all of our voting stock then outstanding (the "Relevant Percentage"); (b)(1) another corporation merges into us or our subsidiary or we consolidate with or merge into any other corporation or (2) we convey transfer or lease all or substantially all our assets to any person or group, in one transaction or a series of related transactions other than any conveyance, transfer or lease between us and our wholly owned subsidiary, with the effect that a person or group, other than a person or group which is the beneficial owner of more than the Relevant Percentage of the total voting power of our voting stock immediately prior to such transaction becomes the beneficial owner of more than the Relevant Percentage of the total voting power of all voting stock of the surviving or transferee corporation of such transaction or series; or (c) during any period of two consecutive years, individuals who at the beginning of such period constituted our Board of Directors (together with any new directors whose election by our Stockholders, was approved by a vote of a majority of the Directors then still in office who were either Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Directors then in office.

Marketing Agreements with Cendant

         We are party to agreements with Cendant to market most of our individual membership programs to Cendant's hotel chain and car rental customers. Pursuant to such agreements, Cendant will permit us to market our individual membership services to its hotel chain and Avis customers. We will pay Cendant a commission based upon the number of members enrolled in our programs during the term of the agreement. The agreement will continue for a period of a five years, subject to automatic renewal under certain circumstances.

         Cendant has also agreed to refer certain interested callers to us to permit us to offer our individual membership services to such callers. We will pay Cendant a fee based upon the number of calls routed to us and the length of such calls. The agreement will continue for a period of two years, subject to earlier termination under certain circumstances.

Promissory Note

         In connection with the distribution, we have assumed a $100 million promissory note dated October 25, 2000 payable to Cendant, which matures on September 30, 2003. The note bears interest at a rate per annum equal to 10% and is payable semi-annually on the fifteenth day of January and July of each year, commencing on July 15, 2001. On or before the maturity date of this note, we expect to have sufficient funds to pay off the note in full or to refinance the note by obtaining a third party loan on acceptable terms and conditions.


                                 MANAGEMENT

Our Directors and Executive Officers

         Following the distribution, our Board of Directors will
include     directors, the majority of which will be independent. One of our directors, Mr. Scott Bernstein, will be our President and Chief Executive Officer. Mr. John W. Chidsey, who is an officer of Cendant, will serve as the Chairman of our Board of Directors. Prior to the distribution, we intend to appoint at least two independent directors to our Board of Directors. Our Board of Directors will be divided into three classes. Commencing with the annual meeting of stockholders to be held in fiscal 2002, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for such class expires and thereafter will serve for a term of three years.

         The following table sets forth information as to persons who serve or who we expect to serve as our directors and executive officers immediately following the distribution. Our Board of Directors may appoint additional executive officers from time to time.


Name                                      Age                              Position(s)
----                                      ---                              -----------

John W. Chidsey......................     38      Non-executive Chairman of the Board of Directors

Scott W. Bernstein...................     41      President, Chief Executive Officer and Director

Charles M. Fallon, Jr................     38      Executive Vice President and Chief Operations Officer

Nathaniel J. Lipman..................     36      Executive Vice President of Business Development

Peter G. McGonagle...................     38      Executive Vice President and General Counsel

Michael P. Rauscher..................     40      Executive Vice President of Marketing Services

Ric Leutwyler .......................     42      General Manager of Travel and Leisure Services Group

Peter Wragg .........................     38      General Manager of Protection Services Group

Robert J. Stevenish .................     58      General Manager of Retail Services Group

         John W. Chidsey. Mr. Chidsey has been Non-Executive Chairman of our Board of Directors since May 2001. Mr. Chidsey has served as Chief Executive Officer of Cendant's Financial Services Division, including the Individual Membership Segment, since January 2000. Mr. Chidsey was Chairman and Chief Executive Officer of the Insurance/Wholesale Division of Cendant from November 1998 until January 2000. From May 1998 to November 1998, Mr. Chidsey was President and Chief Operating Officer of the Alliance Marketing Division of Cendant. From December 1997 to May 1998, Mr. Chidsey was Executive Vice President, Business Development of Cendant.

         Scott W. Bernstein. Mr. Bernstein has been our President and Chief Executive Officer since May 2001 and held those same positions for Cendant's individual membership and loyalty businesses since October 2000. Mr. Bernstein became President of the individual membership business and Chief Executive Officer of the loyalty business in March 2000. He joined Cendant Corporation in April 1999 as a Senior Vice President in the Direct Marketing Division, where he was General Manager of all individual membership programs, except shopping and travel, as well as being responsible for new product development for that division. Prior to that, from September 1996 to October 1998, Mr. Bernstein served as President, Chief Executive Officer and Director of Discovery Zone, Inc., which he lead through development and confirmation of a plan for reorganization following its March 1996 bankruptcy filing and prior to its April 1999 bankruptcy filing. Prior to that, from April 1992 through May 1996, Mr. Bernstein served in various senior executive positions with Time Warner Inc. and Six Flags Entertainment Corp, including Senior Vice President (Chief Administrative Officer) of Six Flags, and President of Six Flags' Northeast Operations.

         Charles M. Fallon, Jr. Mr. Fallon has been our Executive Vice President and Chief Operations Officer since May 2001 and held those same positions for Cendant's individual membership business from March 2000 to May 2001. Prior to joining Cendant, Mr. Fallon was a Director in Investment Banking at Salomon Smith Barney.

         Nathaniel J. Lipman. Mr. Lipman has been our Executive Vice President of Business Development since May 2001 and joined the individual membership division of Cendant in June 1999 as Senior Vice President, Business Development and Strategic Planning. Mr. Lipman previously was with Planet Hollywood International, Inc. where he was Senior Executive Vice President, Corporate Development and Strategic Planning from 1995 until June 1999. Prior to his tenure at Planet Hollywood, Inc., Mr. Lipman was Senior Vice President and General Counsel of House of Blues Entertainment, Inc.

          Peter G. McGonagle. Mr. McGonagle has been our Executive Vice President and General Counsel since May 2001 and held the same positions with the individual membership division of Cendant since April 2000. Mr. McGonagle joined the individual membership division of Cendant in 1996 as Vice President, Legal, where he worked on various corporate transactional matters in addition to general commercial matters. In 1998 he was promoted to Senior Vice President of Cendant Corporation and General Counsel of Cendant's Direct Marketing Division.

         Michael P. Rauscher. Mr. Rauscher has been our Executive Vice President of Marketing Services since May 2001, prior to which time he held the title of Senior Vice President of Marketing Services for the individual membership division of Cendant. Prior to that, Mr. Rauscher served as President of Cendant's subsidiary, Benefits Consultants, Inc., as Cendant's Senior Vice President of Inbound Marketing, Vice President of Partnership Marketing and Business Development, and as Director of Marketing & Member Communications. Mr. Rauscher joined the individual membership division of Cendant in September 1988 as Product Manager, Travelers Advantage(R).

         Ric Leutwyler. Mr. Leutwyler has been our General Manager of Travel and Leisure Services Group since May 2001 and held the same position with the individual membership division of Cendant since April 1999. Previously, Mr. Leutwyler served as Senior Vice President for Cendant's Reservation Services Division, Chief Executive Officer of Central Credit, Inc., and President of RCI Travel, which serves the timeshare community.

         Peter Wragg. Mr. Wragg has been our General Manager of Protection Services Group since May 2001 and held the same position with the individual membership division of Cendant since August 2000. Prior to that, Mr. Wragg served as a Vice President in charge of our PrivacyGuard(R) product. He joined the individual membership business in 1988 in New Product Development and helped launch the Buyers Advantage program.

         Robert J. Stevenish. Mr. Stevenish has been our General Manager of Retail Services Group since May 2001 and joined Netmarket Group Inc. in June 2000 as President and Chief Executive Officer. From January 2000 to June 2000, Mr. Stevenish served as President and Chief Executive Officer of RU4.com, an internet company. From June 1997 to January 2000, Mr. Stevenish served as President and Chief Executive Officer of Fedco. From October 1995 to April 1997, Mr. Stevenish served as Senior Executive Vice President of Montgomery Ward. Prior to that, he served as Executive Vice President, Chief Operating Officer and Director of Hills Stores. Prior to Hills, he spent 24 years in various senior executive positions with J.C. Penney, including six as Director of Specialty Retailing in the Office of the Chairman. Mr. Stevenish currently is a member of the board of directors of One Price Clothing, Inc.

Annual Meeting

          Our first annual meeting of stockholders after the distribution is expected to be held in May 2002. The annual meeting will be held at our principal office or at such other place and on such date as may be fixed from time to time by resolution of our Board of Directors.

 Committees of the Board of Directors

          Our Board of Directors will establish committees, described below, to assist in the discharge of its responsibilities.

Audit Committee

         The audit committee will conduct its duties consistent with its written charter, which will include a review of:

         o        our financial reports and other financial information;

         o systems of internal controls regarding finance, accounting, legal, compliance, and ethics; and

         o        auditing, accounting, and financial reporting processes.

         The audit committee will annually recommend to the Board of Directors the firm of independent public accountants to be selected as our auditors. The audit committee will also consult with our independent accountants, approve the scope of their audit and other work, and meet with members of our management including our director of internal audit.

Compensation and Human Resources Committee

          The compensation and human resources committee will conduct its duties consistent with its written charter, which will include responsibility for approving and monitoring executive compensation plans, policies, and programs. The committee will review and establish the compensation of and grants made to our officers, except for the chief executive officer. The committee will recommend the salary and incentive compensation for our chief executive officer, subject to the approval of our board. The committee will review and advise our management, as necessary, on succession planning and other significant human resource matters. In addition, the committee will monitor the effectiveness and funded status of any retirement plans we establish and our 401(k) plan, and approve or review significant employee benefit plan actions.

Executive Committee

         The executive committee will have the authority to act on behalf of our full Board of Directors in the management and direction of our business and affairs during the intervals between meetings of our Board of Directors, subject to restrictions under Delaware law and the discretion of our Board of Directors. The executive committee will also perform the function of a nominating committee.

Special Committees

          Our Board of Directors may from time to time establish special committees to act on behalf of the Board of Directors on matters delegated to it by the full board. This may include matters such as approval of final terms of acquisitions and divestitures, alliances, and capital expenditures.

Compensation Committee Interlocks and Insider Participation

         None of the members of our compensation and human resources committee will have served as an officer or an employee of our businesses during the previous fiscal year, nor is any member expected to serve as one of our officers or employees following the distribution.

Director Compensation

         Our non-employee directors (as defined in Rule 16b-3(b)(3) of the Exchange Act) will receive an annual retainer of $25,000, plus $3,000 for chairing a committee and $2,000 for serving as a member of a committee other than as Chairman. Non-employee directors will also be paid $1,000 for each Board of Directors meeting attended and $500 ($1,000 for committee chair) for each board committee meeting if held on the same day as a board of directors meeting and $1,000 ($2,000 for committee chair) for each board committee meeting attended on a day on which there is no board meeting. Non-employee directors will be reimbursed for expenses incurred in attending meetings of the Board of Directors and committees. Non-employee directors may also receive grants of stock options in the future.

Executive Compensation

         The compensation of our executive officers will be approved by the compensation and human resources committee of our Board of Directors. Our compensation and human resources committee will consist entirely of non-employee directors. We expect that the compensation of executives and other officers will consist principally of base salary, annual cash incentive, and long-term equity incentive compensation.

          Salaries of the executive officers will be based, among other factors, on our compensation and human resources committee's assessment of the executive's responsibilities, experience and performance, compensation data of other companies, and the competitive environment for attracting and retaining executives. However, current compensation for executive officers will be subject to the terms of existing employment agreements with each such executive officer. See "Employment Agreements."

         Our equity-based awards will consist of stock options, which will be granted from time to time under our 2001 Stock Option Plan. We anticipate that our compensation and human resources committee will base grants of stock-based awards on various factors, including the number of shares of common stock outstanding, the number of shares of common stock authorized under our 2001 Stock Option Plan, the executive officer's ability to contribute to our future services, and the other elements of the executive's compensation.

Summary Compensation Table

         The following table sets forth the year 2000 cash and non-cash compensation awarded to or earned by our chief executive officer and our four other executive officers who, based on the salary and bonus compensation received from Cendant and Cendant Membership Services, Inc., were the most highly compensated for the year ended December 31, 2000:


                                                                                        Long Term
                                                                                   Compensation Awards
                                                                    --------------------------------------------------
                                                                                       Securities
                                                                                    Underlying Options
                                                                                     CD Common Stock/
                                                                     Restricted         Move.Com
                                                                     Stock Awards     Common Stock
                                        Annual Compensation            ($)(3)           (#)(4)
----------------------------------------------------------------------------------------------------------------------
        Name And                                                       Other Annual                    All Other
    Principal Position             Year Salary ($)   Bonus ($)(1)   Compensation ($)(2)            Compensation ($)(5)
----------------------------------------------------------------------------------------------------------------------
Scott W. Bernstein
   President and Chief Exec. Officer

Charles M. Fallon, Jr.
   Exec. Vice Pres. and
   Chief Operating Officer

Nathaniel J. Lipman
   Exec. Vice Pres. of Business
   Devel. & Strategic Marketing

Peter McGonagle
   Exec. Vice  Pres. and General
   Counsel

Robert J. Stevenish (6)
    Exec. Vice  Pres.  and General
     Manager, Shopping Div.
----------------------------------------------------------------------------------------------------------------------


(1) For 2000, bonus amounts include fiscal year 2000 profit-sharing bonuses paid in February 2001.

(2) The officers indicated received special one-time retention or sign-on bonuses.

(3) In June 2000, the officers indicated were granted restricted shares of Cendant common stock. The value per share as of the date of grant was $12.25. Each of the restricted shares will become vested, and the restrictions relating to transferability on such shares will lapse, on March 31, 2002.

(4) Shows separately options for Cendant common stock and Move.com common stock.

(5) Payments included in these amounts for the fiscal year ended December 31, 2000 consist of (i) matching contributions to the 401(k) plan ("Defined Contribution Match"), (ii) insurance premiums for life insurance coverage, (iii) executive medical benefits and (iv) relocation assistance.

(6)      Mr. Stevenish commenced employment on June 12, 2000.




         The foregoing amounts were as follows:

                        Year      Defined Contribution    Life Insurance   Executive Medical     Relocation       Total($)
                                        Match($)            Premium($)        Benefits($)      Assistance ($)
                                 ----------------------------------------------------------------------------------------------

Mr. Bernstein......     2000

Mr. Fallon.........     2000

Mr. Lipman.........     2000

Mr. McGonagle......     2000

Mr. Stevenish......     2000




Option Grants In 2000

         The following table summarizes option grants during the year 2000 made to the named executive officers. The table shows separately option grants relating to Cendant common stock and Move.com common stock.


                                               Individual Grants

                                                      % Of Total Common
                                     Number Of          Stock Options
                                     Securities           Granted To
                                     Underlying          Employees In       Exercise
                                    Options/SARs         Fiscal Year       Price Per    Expiration      Grant Date
                                    Granted (1)          (By Series)        Share($)       Date      Present Value($)
                                --------------------------------------------------------------------------------------

CD Common Stock
---------------
Mr. Bernstein..................                                                                                  (2)

Mr. Fallon....................                                                                                   (2)

Mr. Lipman.....................                                                                                  (2)

Mr. McGonagle..................                                                                                  (2)

Mr. Stevenish.................                                                                                   (2)


Move.Com Common Stock
---------------------
Mr. Bernstein..................                                                                                  (3)

Mr. Fallon....................                                                                                   (3)

Mr. Lipman.....................                                                                                  (3)

Mr. McGonagle..................                                                                                  (3)

Mr. Stevenish.................



(1) The vesting of these options accelerates under certain circumstances (including a change of control of Cendant).

(2) The values assigned to each reported option on this table are computed using the Black-Scholes option pricing model. The calculations assume a risk-free rate of return of 5.0%, which represents the yield of United States Treasury Notes with a duration on the option grant date approximating the expected life of the option. The calculations for all option grant dates assume a 55% volatility; however, there can be no assurance as to the actual volatility of Cendant common stock in the future. The calculations for all grant dates also assume no dividend payout and a 4.7 year expected life. In assessing these option values, it should be kept in mind that no matter what theoretical value is placed on a stock option on the date of grant to a named executive officer, its ultimate value will depend on the market value of Cendant common stock at a future date.

(3) The values assigned to each reported option on this table are computed using the Black-Scholes option pricing model. The calculations assume a risk-free rate of return of 5.2%, which represents the yield of United States Treasury Notes with a duration on the option grant date approximating the expected life of the option. The calculations for all option grant dates assume no volatility because Move.com Common Stock is not publicly traded. The calculations for all grant dates also assume no dividend payout and a 8.5 year expected life. In assessing these option values, it should be kept in mind that no matter what theoretical value is placed on a stock option on the date of grant to a named executive officer, its ultimate value will depend on the market value of Move.com Common Stock at a future date.

Aggregated Option Exercises in 2000 and Year-End Option Values Table

         The following table summarizes the exercise of options by the named executive officers during the last fiscal year and the value of unexercised options held by such executives as of the end of such fiscal year. All shares acquired on exercise (and value realized) are pursuant to exercises of Cendant common stock options. No named executive officer exercised Move.com common stock options. The number of securities underlying unexercised options in-the-money options (and the value of unexercised in-the-money options) reflect the aggregate of Cendant common stock options and Move.com common stock options.


                                                                                                Value Of
                                                                  Number Of Securities     Unexercised In The
                                                                  Underlying Exercised     Money Options/SARs
                               Shares Acquired                        Options/SARs          At Fy-End ($)(1)
                                      On            Value      At Fy-End (#) Exercisable/     Exercisable/
            Name                 Exercise (#)    Realized($)         Unexercisable            Unexercisable
------------------------------ ----------------- ------------- --------------------------- --------------------

Mr. Bernstein................

Mr. Fallon...................

Mr. Lipman...................

Mr. McGonagle................

Mr. Stevenish................



(1) Amounts shown reflect aggregate of Cendant common stock options and Move.com common stock options. For options to purchase Cendant common stock, amounts are based upon the closing price on the New York Stock Exchange on December 29, 2000. For options to purchase Move.com common stock, amounts are estimated based upon the closing price of Homestore.com, Inc. common stock on December 29, 2000 ($20.125) and the exchange rate which was applied upon the conversion of shares of Move.com common stock into shares of Homestore.com, Inc. stock (.7284). Based upon this valuation methodology, none of the named executive officers have value shown in this column attributable to options to purchase Move.com common stock.



Long-Term Incentive Plans-Awards in 2000

         The following table summarizes the grants of long-term incentive awards to certain of the named executive officers in the last fiscal year. The awards are denominated in cash and payable at target amount subject to the named executive officer's continued employment through the payout date.



                      Performance
                        or Other          Estimated Future Payouts Under
     Name             Period Until         Non-Stock Price-Based Plans
                     Maturation or    -------------------------------------
                         Payout                     Target ($)
------------------------------------------------------------------------------
Mr. Bernstein......

Mr. Fallon.........

Mr. Lipman.........

Mr. McGonagle......

Mr. Stevenish......



2001 Stock Option Plan

         We intend to adopt, subject to the approval of Cendant in its capacity as our sole stockholder, a 2001 Stock Option Plan. The purpose of the 2001 Stock Option Plan will be to secure for us and our stockholders the benefits of the incentive inherent in common stock ownership by our officers, key employees and non-employee directors, who will be largely responsible for our future growth and continued financial success, and to provide long-term incentives in addition to current compensation to certain of our key executives who will contribute significantly to our long-term performance and growth. Under the plan, our compensation committee may grant options to acquire shares of our common stock to such employees and non-employee directors and on such terms and conditions as it shall determine.

         We will reserve shares of the authorized but unissued shares of our common stock for issuance under the option plan. As of the distribution date, there will be approximately employees eligible to participate in the option plan.

Employment Contracts and Similar Arrangements

         Each of the named executive officers is employed by Cendant or its individual membership division pursuant to a written agreement of employment which will, in each case, be assumed by us, and become our obligation, upon the distribution. In addition, each of the named executive officers will become eligible for a transaction bonus upon the successful consummation of the distribution, either pursuant to their respective employment agreements or otherwise. Such transaction bonuses will otherwise become payable upon the completion of certain other similar transactions. The maximum transaction bonus for each named executive officer equal as follows:

         Mr. Bernstein              $
         Mr. Fallon                 $
         Mr. Lipman                 $
         Mr. McGonagle              $
         Mr. Stevenish              $

                  Mr. Bernstein. Cendant entered into an employment agreement with Mr. Bernstein effective as of April 1, 2000 and ending on March 31, 2003, subject to earlier termination as provided therein. Mr. Bernstein's agreement provides for a base salary of $ and an annual bonus targeted at 50% of base salary. The agreement also provides for a long term incentive and retention bonus equal to $ , which is subject to Mr. Bernstein meeting certain requirements.

         In the event that Mr. Bernstein's employment is terminated as a Without Cause Termination or a Consecutive Discharge (each as defined in the agreement), Mr. Bernstein will become eligible for a severance payment
ranging from $    to $    , depending on the effective date of termination,
and will receive accelerated vesting of 50% of any outstanding and unvested Cendant options granted after the effective date of the agreement.

         Messrs. Fallon, Lipman, McGonagle and Stevenish. Cendant's individual membership division entered into employment agreements with each of Messrs. Fallon, Lipman, McGonagle and Stevenish.

         The executive agreements with Mr. Fallon and Mr. Lipman were entered into effective October 25, 2000 and ending October 31, 2003, and the executive agreements with Messrs. Stevenish and McGonagle were entered into effective October 24, 2000 and ending October 31, 2002. Each executive agreement is subject to earlier termination as provided therein.

         The executive agreements with Mr. Fallon and Mr. Lipman provide for a base salary of $ and annual incentive bonus targeted at 50% of base salary. The executive agreements with Mr. Stevenish provides for a base salary of $ and an annual incentive bonus targeted at 50% of base salary. The executive agreement with Mr. McGonagle provides for a base salary of
$      and annual incentive bonus targeted at 50% of base salary.

         Each of the executive agreements provides for a cash severance payment and certain other protections in the event that any executive's employment terminates as a Without Cause Termination or a Constructive Discharge (each as defined in the executive agreements).


                       OWNERSHIP OF OUR COMMON STOCK

         All of the outstanding shares of our common stock are, and will be, prior to the distribution, held beneficially and of record by Cendant. The following table sets forth information concerning shares of our common stock projected to be beneficially owned immediately after the distribution date by:

         o each person or entity known by us to own more than 5% of the outstanding shares of Cendant's common stock;

         o each person who we currently know will be one of our directors at the time of the distribution;

         o each person who we currently know will be one of our named executive officers at the time of the distribution; and

         o all persons who we currently know will be our directors and executive officers at the time of the distribution as a group.

         The projected share amounts in the table below are based on the number of shares of Cendant common stock owned by each person or entity at March 15, 2001. Once a distribution ratio has been determined, the figures will change to reflect the distribution ratio of one share of our common stock for every shares of Cendant common stock. The percentage ownership of our common stock of each person or entity named below immediately following the distribution will be approximately the same as the percentage ownership of that person or entity immediately prior to the distribution. To our knowledge, except under applicable community property laws or as otherwise indicated in the footnotes below, each person or entity has sole voting and investment power with respect to the shares of common stock set forth opposite such person's or entity's name.

         Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants, and convertible securities that are currently exercisable or convertible within 60 days into shares of our common stock are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.




                                  Directors and Executive Officers and Five Percent Holders

                                                                                              Of the Total
                                                                                            Number of Shares
                                                  Total Amount                             Beneficially Owned,
                                                   of Shares           Percent of          Shares Which May Be
                                                  Beneficially        Common Stock         Acquired Within 60
Name                                                Owned(1)            Owned(2)                 Days(3)
---------------------------------------------    ---------------    -----------------    ------------------------

Capital Research and
    Management Company
   333 South Hope Street
   Los Angeles, CA 90071(4)................            **                6.59%                     N/A

Liberty Media Corporation
   9197 South Peoria Street
   Englewood, CO 80112(5)..................            **                5.46%                     N/A

Massachusetts Financial Services Company
   500 Boylston Street
   Boston, MA  02116(6)....................
                                                       **                4.81%                     N/A
John W. Chidsey............................            **                  *
Scott W. Bernstein.........................            **                  *
Charles M. Fallon, Jr......................            **                  *
Nathaniel J. Lipman........................            **                  *
Peter G. McGonagle.........................            **                  *
Michael P. Rauscher........................            **                  *
All directors and executive officers as a
group, including those named above
(9 persons)................................            **                  %


-------------------------
 *       Indicates less than 1%

 ** The number of shares will be finalized upon the determination of the distribution ratio.

(1) Shares beneficially owned includes direct and indirect ownership of shares and stock options that are currently exercisable or exercisable within 60 days. The amounts included in this column represent the shares of our common stock that will be beneficially owned by the listed person or entity based on a distribution ratio of shares of our common stock to be received for every one share of Cendant common stock held by such person or entity on March 15, 2001.

(2) Based on 844,658,429 shares of Cendant common stock outstanding on March 15, 2001.

(3) Includes stock options that are currently exercisable plus stock options that are exercisable within 60 days.

(4) Based upon the information contained in a Form 13G/A, dated February 9, 2001, by Capital Research and Management Company, a registered investment advisor, Capital Research and Management Company beneficially owned 55,674,020 shares of Cendant's common stock with sole power to vote none of such shares and sole power to dispose all of such shares.

(5) Based upon the information contained in a Schedule 13D filed on November 22, 2000 by Liberty Media Corporation. Liberty Media has sole voting power and sole dispositive power for all of the shares.

(6) Based upon the information contained in a Form 13G/A, dated February 12, 2001, by Massachusetts Financial Services Company, a registered investment adviser on behalf of itself and its other mutual funds and institutional clients, such persons beneficially owned 40,685,814 shares of Cendant's common stock with sole power to vote 2,943,629 of such shares and sole power to dispose all of such shares.




                      DESCRIPTION OF OUR CAPITAL STOCK

          The following information reflects our certificate of incorporation and bylaws as these document will be in effect at the time of the distribution.

 Our Authorized Capital Stock

         Immediately after the distribution, our authorized capital stock will consist of shares of common stock par value $.01 per share, and shares of preferred stock, par value $.01 per share. Immediately after the distribution, approximately shares of our common stock will be outstanding
based on the shares of Cendant common stock outstanding on      , 2001 and
assuming no exercise of outstanding options. All of the shares to be distributed to Cendant stockholders in the distribution will be fully paid and non-assessable. We have reserved shares for issuance under our 2001 Stock Option Plan. No shares of preferred stock will be issued or outstanding immediately after the distribution. However, shares of preferred stock designated as Series A Junior Participating Preferred Stock have been authorized and reserved for issuance in connection with the rights agreement described below.

         The following summary describes material provisions of our certificate of incorporation and bylaws that will become effective immediately prior to the distribution. You should read copies of these documents, which will be filed as exhibits to the registration statement on Form 10 that we have filed with the SEC. See "Where You Can Obtain Additional Information."

 Our Common Stock

          The holders of our common stock will be entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and will possess all voting power, except as otherwise required by law or provided in any resolution adopted by our Board of Directors with respect to any series of our preferred stock. Our certificate of incorporation will not provide for cumulative voting in the election of directors. Accordingly, the holders of a majority of our shares voting for the election of directors will be able to elect all of the directors, if they choose to do so, subject to any rights of the holders of any preferred stock to elect directors. Subject to any preferential or other rights of any outstanding series of our preferred stock that may be established by our Board of Directors, the holders of our common stock will be entitled to such dividends as our Board of Directors may declare from time to time from legally available funds and, upon our dissolution, will be entitled to receive pro rata all of our assets available for distribution to stockholders.

         The holders of our common stock will have no preemptive rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Our Preferred Stock

          Our certificate of incorporation will authorize our Board of Directors to provide for the issuance of shares of our preferred stock in one or more series, and to fix and determine, with respect to any series of our preferred stock, the number of shares of such series and the voting powers, designations, preferences, limitations, and restrictions of those shares. The authority of our board with respect to any series of our preferred stock will include the establishment of all voting powers, preferences, designations, rights, qualifications, limitations, and restrictions described in Delaware General Corporation Law.

          We believe that the ability of our Board of Directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of outstanding shares of common stock, or in the amount of outstanding voting securities, of at least 20%. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board may determine not to seek stockholder approval.

          Although our Board of Directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer, or other takeover attempt. Our Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of us and our stockholders. Our Board of Directors, in so acting, could issue our preferred stock with terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our Board of Directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

          Board of Directors

          Before the distribution, our certificate of incorporation and bylaws will divide our Board of Directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. One class of our directors will initially serve a one-year term, a second class of our directors will initially serve a two-year term, and the third class will initially serve a three-year term. Beginning in 2002, one class of directors will be elected each year for a three-year term.

          Our staggered Board of Directors could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our Board of Directors until the second annual stockholders meeting following the date on which the acquirer obtains the controlling stock interest. This result could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

          Number of Directors; Removal; Filling Vacancies

         Our certificate of incorporation and bylaws will provide that the number of directors will be fixed by resolution of our Board of Directors, from time to time. If the number of directors is increased or decreased, the increase or decrease will be apportioned among the classes so as to maintain, as nearly as possible, an equal number of directors in each class, provided, however, that no decrease in the number of directors in a class will shorten the term of an incumbent director. Any additional director elected to fill a vacancy resulting from an increase in the size of our board will hold office for a term that coincides with the remaining term of the class to which such director is elected, unless otherwise required by law. Our certificate of incorporation will provide that members of our Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of our capital stock entitled to vote.

         Our certificate of incorporation and bylaws will provide that any vacancy on our board that results from an increase in the number of directors, or from the death, resignation, retirement, disqualification, or removal from office of any director, will be filled by a majority of the remaining members of our board, though less than a quorum, or by the sole remaining director. Any director elected to fill a vacancy resulting from the death, resignation, retirement, disqualification, or removal from office of a director will have the same remaining term as his or her predecessor. Accordingly, our board could temporarily prevent any stockholder from enlarging our board and filling the new directorships with that stockholder's own nominees.

         No Stockholder Action By Written Consent; Special Meetings

         Our certificate of incorporation and by-laws provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Except as otherwise required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our stockholders for any purpose or purposes may be called only by our Chairman of the Board, our Chief Executive Officer, or, if none, our President or by our Board of Directors. Any power of stockholders to call a special meeting is specifically denied. No business other than that stated in the notice shall be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board or the chairman of the board.

         Advance Notice Procedures

         Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Our stockholder notice procedure provides that only persons who are nominated by, or at the direction of, our chairman of the board, or by a stockholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our stockholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our chairman of the board or our board, or by a stockholder who has given timely written notice to our secretary of such stockholder's intention to bring such business before such meeting. Under our stockholder notice procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by our secretary not later than the close of business on the 60th calendar day nor earlier than the close of business on the 90th calendar day prior to the first anniversary of the preceding year's annual meeting, except that, in the event that the date of the annual meeting is more than 30 calendar days before or after such anniversary date, notice by the stockholder to be timely must be so delivered not later than the close of business on the 10th calendar day following the earlier of the day on which such notice of the date of the annual meeting was mailed and the day on which public announcement of a meeting date is first made by us.

         Under our stockholder notice procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not later than the close of business on the 10th calendar day following the earlier of the day on which notice of the special meeting was mailed and the day on which public announcement of the date of the special meeting is first made by us.

         In addition, under our stockholder notice procedure, a stockholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our certificate of incorporation. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedure, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

         Other Constituencies

         In discharging the duties of their respective positions and in determining what is believed to be in the best interests of our company, our board, committees of our board and individual directors, in addition to considering the effects of any action on our company or its stockholders, will be authorized under a provision of our certificate of incorporation to consider the interests of our employees, customers, suppliers, and creditors and the employees, customers, suppliers, and creditors of our subsidiaries, the communities in which our offices or other establishments are located, and all other factors the directors consider pertinent. This provision will permit our board to consider numerous judgmental or subjective factors affecting a proposal for a business combination, including some non-financial matters, and on the basis of these considerations, our board will be permitted to oppose a business combination or other transaction which, viewed exclusively from a financial perspective, might be attractive to some, or even a majority, of our stockholders.

          Amendment of Our Certificate of Incorporation and Bylaws

          Our certificate of incorporation will require the affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of all then outstanding shares of voting stock, voting together as a single class, to make, alter, amend, change, add to, or repeal any provision of, our certificate of incorporation or bylaws where such creation, alteration, amendment, change, addition, or repeal would be inconsistent with the provisions of our certificate relating to:

         o        the number of members of our board;

         o the classification of our board into classes of directors with staggered terms;

         o        the filling of vacancies on our board;

         o        the right to call a special stockholders' meeting; or

         o        the right of stockholders' to act by written consent.

         Our certificate further provides that the related by-laws described above, including the stockholder notice procedure, may be amended only by our board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class.

Rights Agreement

         On      , 2001, our Board of Directors authorized an issuance of one right for each share of our common stock. The distribution to stockholders
of record shall be effective as of the close of business on        , 2001. The
following summary description of the rights plan does not purport to be complete and is qualified in its entirety by reference to the rights agreement between us and , a copy of which is filed as an exhibit to the registration statement of which this information statement is a part and is incorporated herein by reference.

         Each right entitles the holder to purchase 1/1000th of a share of a new series of our preferred stock designated as Series A Junior
Participating Preferred Stock at an exercise price of $    . Rights will only
be exercisable (under certain circumstances specified in the rights agreement) when there has been a distribution of the rights (and such rights are no longer redeemable by us). A distribution of the rights would occur upon the earlier of: (i) 10 business days (or such later date as our board of directors may determine) following a public announcement that any person or group has acquired beneficial ownership of 10% or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by us or through inadvertence by certain institutional stockholders or (ii) 10 business days (or such later date as our board of directors may determine) following the commencement of a tender offer or exchange offer that would result in any person or group acquiring beneficial ownership of 10% or more of the outstanding shares of our common stock.

         The rights will expire at 5:00 P.M. (New York City time) on       ,
2011, unless such date is extended or the rights are earlier redeemed or exchanged by us.

         If any person or group acquires 10% or more of our outstanding common stock, the "flip-in" provision of the rights agreement will be triggered and the rights will entitle a holder (other than such person or any member of such group, as such rights will be null and void) to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each right. In the event we are involved in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of shares of the acquiring company's common stock having a market value at that time of twice the rights' exercise price.

         Up to and including the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 10% or more of our outstanding shares of common stock, other than as a result of repurchases of stock by us, we may redeem the rights in whole, but not in part, at a price of $.001 per right (payable in cash, common stock or other consideration that we deemed appropriate). Promptly upon our election to redeem the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.001 redemption price.

         At any time after any person or group acquires 10% or more of our outstanding common stock, and prior to the acquisition by such person or group of fifty percent (50%) or more of our outstanding common stock, our board of directors may exchange the rights (other than rights owned by such person or group which have become void), in whole or in part, for our common stock at an exchange ratio of one share of our common stock, for 1/1000th of a share of our Series A junior participating preferred stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per right (subject to adjustment).

         Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, no right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock (or other consideration) or for common stock of the acquiring company or in the event of the redemption of the rights as set forth above.

         Any of the provisions of the rights agreement may be amended by our board of directors prior to the distribution of the rights. After such distribution, the provisions of the rights agreement may be amended by our board of directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights or to shorten or lengthen any time period under the rights agreement. The foregoing notwithstanding, no amendment may be made at such time as the rights are not redeemable.

         The existence of the rights agreement and the rights is intended to deter coercive or partial offers which will not provide fair value to all stockholders and to enhance our ability to represent all of our stockholders and thereby maximize stockholder value.

 Anti-Takeover Legislation--Delaware Law

         We are subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions, a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless:

         o prior to such time, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

         o upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

         o at or subsequent to such time, the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

         Except as specified in Section 203, an interested stockholder is generally defined as:

         o any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within the three-year period immediately prior to the relevant date; and

         o        the affiliates and associates of any such person.

         Section 203 may make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

 Transfer Agent and Registrar

         Mellon Investor Services, LLP will be the transfer agent and registrar for our common stock.


                 INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our bylaws will require us to indemnify and hold harmless any director or officer who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative or investigative, including any action or suit by or in the right of our company, because the person is or was our director or officer against liability incurred in such proceeding. Our bylaws will generally prohibit us from indemnifying any officer or director who is adjudged liable to us or is subjected to injunctive relief in favor of us for:

         o any appropriation, in violation of the director's or officer's duties, of any business opportunity;

         o acts or omissions that involve intentional misconduct or a knowing violation of law;

         o        unlawful corporate distributions; or

         o any transactions from which the director derived an improper personal benefit.

         We intend to purchase and maintain insurance on behalf of our officers and directors against liability asserted against or incurred by these persons in their capacity as an officer or director, or arising out of their status as an officer or director, regardless of whether we would have the power to indemnify or advance expenses to these persons against these liabilities under our bylaws or the Delaware General Corporation Law.

         Our certificate of incorporation will eliminate the liability of our directors to us or our stockholders for monetary damages for any action taken, or any failure to take action, as a director to the extent permitted under the Delaware General Corporation Law.

         If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of our directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as amended, without further action by the stockholders. These provisions in our certificate of incorporation may limit the remedies available to a stockholder in the event of breaches of any director's duties.

         The distribution agreement will provide for indemnification by us of Cendant and its directors, officers, and employees for some liabilities, including liabilities under the Securities Act.


                WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

         We have filed with the SEC a registration statement under the Exchange Act with respect to the shares of our common stock and the associated rights being issued in the distribution. This information statement does not contain all of the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. With respect to each contract, agreement, or other document filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved. The registration statement and the exhibits thereto filed by us with the SEC may be inspected at the public reference facilities of the SEC listed below.

         After the distribution, we will be subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities at its principal offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the SEC maintained by the SEC at Seven World Trade Center, Thirteenth Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy, and information statements and other information regarding registrants that file electronically with the SEC.

         After the distribution, our shares will be listed on the New York Stock Exchange. When our shares commence trading on the New York Stock Exchange, such reports, proxy statements, and other information will be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

          We intend to furnish holders of our common stock with annual reports containing combined financial statements audited by independent accountants, beginning with the fiscal year ending December 31, 2001.

         No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder will imply that there has been no change in the information set forth herein or in our affairs since the date hereof.





INDEX TO COMBINED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


                                                                           Page

Independent Auditors' Report                                               F-2

Combined Balance Sheets as of March 31, 2001 (Unaudited)
   and as of December 31, 2000 and 1999                                    F-3

Statements of Combined Operations for the Three Months
   Ended March 31, 2001 and 2000 (Unaudited) and for the
   Years Ended December 31, 2000, 1999 and 1998                            F-4

Statements of Combined Cash Flows for the Three Months
   Ended March 31, 2001 and 2000 (Unaudited) and for the
   Years Ended December 31, 2000, 1999 and 1998                            F-5

Statements of Changes in Combined Deficit for the Three
   Months Ended March 31, 2001 (Unaudited) and for the
   Years Ended December 31, 2000, 1999 and 1998                            F-7

Notes to Combined Financial Statements                                     F-8

Financial Statement Schedule - Valuation and Qualifying Accounts
   For the Years Ended December 31, 2000, 1999 and 1998                    S-1

                                    F-1


INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Cendant Membership Services:

We have audited the accompanying combined balance sheets of Cendant Membership Services (the "Company") as of December 31, 2000 and 1999, and the related statements of combined operations, combined cash flows and changes in combined deficit for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedule listed in the index to combined financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The Company is an integrated business unit of Cendant Corporation; consequently, as indicated in Note 1 to the combined financial statements, these financial statements reflect portions of certain income and expense allocations made from or to Cendant. Furthermore, the accompanying combined financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.



/s/ DELOITTE & TOUCHE LLP

Stamford, Connecticut
May 24, 2001

                                    F-2


CENDANT MEMBERSHIP SERVICES

COMBINED BALANCE SHEETS
(In Thousands)
------------------------------------------------------------------------------------------------------------------------

                                                                         March 31,              December 31,
                                                                           2001             2000             1999
                                                                       (Unaudited)
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                               $ 9,263          $ 8,638         $ 13,907
  Accounts receivable - net of allowances of $940, $841
    and $490, respectively                                                 32,323           29,031           51,843
  Prepaid commissions                                                     231,315          220,315          217,240
  Other current assets                                                     26,597           26,617           17,714
  Deferred income taxes                                                    96,785           96,785          141,381
                                                                        ---------        ----------       ----------
            Total current assets                                          396,283          381,386          442,085

PROPERTY AND EQUIPMENT - Net                                               79,736           76,706           69,899

DEFERRED INCOME TAXES                                                      59,067           59,067           49,998

GOODWILL AND INTANGIBLES - Net                                            168,195          170,412          174,469

INVESTMENTS                                                                25,907           25,508           24,621
                                                                        ---------        ----------       ----------
TOTAL ASSETS                                                            $ 729,188        $ 713,079        $ 761,072
                                                                        =========        ==========       ==========

LIABILITIES AND COMBINED DEFICIT

CURRENT LIABILITIES:
  Accounts payable                                                       $ 52,274         $ 65,121         $ 47,679
  Accrued expenses                                                         63,781           85,299           63,236
  Deferred revenue                                                        689,073          700,909          793,809
  Current portion of long-term debt                                         9,701            9,724            9,256
                                                                        ---------        ----------       ----------
            Total current liabilities                                     814,829          861,053          913,980

DEFERRED REVENUE                                                           13,390           21,113           31,010

LONG-TERM DEBT                                                            117,877          118,361           26,945

COMMITMENTS AND CONTINGENCIES (Note 10)

COMBINED DEFICIT                                                         (216,908)        (287,448)        (210,863)
                                                                        ---------        ----------       ----------
TOTAL LIABILITIES AND COMBINED DEFICIT                                  $ 729,188        $ 713,079        $ 761,072
                                                                        =========        ==========       ==========

See notes to combined financial statements.

                                    F-3


CENDANT MEMBERSHIP SERVICES

STATEMENTS OF COMBINED OPERATIONS
(In Thousands)
------------------------------------------------------------------------------------------------------------------------


                                             Three Months Ended
                                                   March 31,                      Years Ended December 31,
                                            2001            2000            2000            1999             1998
                                                (Unaudited)

REVENUES:
  Membership                              $190,375        $185,459        $747,649        $759,492        $ 688,873
  Merchandise and other                      4,537           8,953          27,814          32,282           30,727
                                         ----------       ---------       ---------       --------        ---------
            Total revenues                 194,912         194,412         775,463         791,774          719,600
                                         ----------       ---------       ---------       --------        ---------
EXPENSES:
  Operating                                 51,110          48,613         198,704         249,769          267,546
  Marketing                                 42,605          31,500         153,705         186,929          352,095
  Commissions                               48,552          44,416         180,109         162,764          135,220
  General and administrative                12,170          13,740          65,837          51,834           40,225
  Intercompany
    royalty expense                         14,080          14,242          56,716          55,852           52,334
  Depreciation and amortization              6,746           5,531          23,946          22,723           19,713
  Special charges                            1,909          18,052          25,975          89,750                -
                                         ----------       ---------       ---------       --------        ---------
           Total expenses                  177,172         176,094         704,992         819,621          867,133
                                         ----------       ---------       ---------       --------        ---------
OPERATING INCOME
  (LOSS)                                    17,740          18,318          70,471         (27,847)        (147,533)

INTEREST EXPENSE - Net                       2,517           2,929          10,747          11,907           12,082
                                         ----------       ---------       ---------       --------        ---------
INCOME (LOSS) BEFORE
  INCOME TAXES                              15,223          15,389          59,724         (39,754)        (159,615)

PROVISION FOR (BENEFIT
  FROM) INCOME TAXES                         6,013           6,101          23,679         (12,660)         (60,497)
                                         ----------       ---------       ---------       --------        ---------
NET INCOME (LOSS)                          $ 9,210         $ 9,288        $ 36,045        $(27,094)       $ (99,118)
                                         ==========       =========       =========       ========        ==========

See notes to combined financial statements.

                                    F-4



CENDANT MEMBERSHIP SERVICES

STATEMENTS OF COMBINED CASH FLOWS
(In Thousands)
------------------------------------------------------------------------------------------------------------------------------


                                                     Three Months Ended
                                                         March 31,                        Years Ended December 31,
                                                    2001            2000            2000            1999           1998
                                                        (Unaudited)

CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net income (loss)                                 $ 9,210        $ 9,288         $ 36,045       $(27,094)       $(99,118)
  Adjustments to reconcile net income
    (loss) to net cash (used in) provided by
    operating activities:
    Amortization of goodwill and
      intangibles                                     2,216          2,143            8,764          9,248           8,312
    Depreciation and amortization of
      property and equipment                          4,530          3,388           15,182         13,475          11,401
    Deferred income taxes                                 -              -           31,778        (12,600)         60,296
    Non-cash portion of special charges               1,040          7,200           17,945              -               -
    Other                                              (281)           371             (636)         3,015          (1,972)
    Net change in assets and liabilities
      from operations (excluding effects
      of acquisitions and disposition):
      Accounts receivable                            (3,391)        15,010           13,016        (36,129)          2,671
      Prepaid commissions                           (11,001)         4,332            6,563         11,489         (33,252)
      Other current assets                               21         (2,779)          (7,539)        11,995         (12,256)
      Accounts payable and accrued
        expenses                                    (34,556)       (10,377)          15,427         (7,356)        (22,674)
      Deferred revenue                              (19,559)       (42,383)        (131,610)       (64,352)         68,964
                                                   ---------      ---------        ---------      ---------        --------
           Net cash (used in) provided by
             operating activities                   (51,771)       (13,807)           4,935        (98,309)        (17,628)
                                                   ---------      ---------        ---------      ---------        --------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Capital expenditures                               (8,408)        (8,899)         (30,891)       (21,049)        (29,877)
  Proceeds from sale of property and
    equipment                                             -              -            5,542              -               -
  Acquisition of businesses, net of cash
    acquired                                              -              -           37,400         (4,937)       (115,951)
                                                   ---------      ---------        ---------      ---------        --------
           Net cash (used in) provided by
             investing activities                    (8,408)        (8,899)          12,051        (25,986)       (145,828)
                                                   ---------      ---------        ---------      ---------        --------
                                                                                                                 (Continued)

                                    F-5


CENDANT MEMBERSHIP SERVICES

STATEMENTS OF COMBINED CASH FLOWS
(In Thousands)
------------------------------------------------------------------------------------------------------------------------------


                                                     Three Months Ended
                                                         March 31,                       Years Ended December 31,
                                                    2001            2000            2000            1999           1998
                                                        (Unaudited)

CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Principal payments on long-term
    borrowing                                        $     (23)      $    (20)        $    (82)      $    (81)       $    (81)
  Payments on capital leases                              (503)          (162)          (2,052)        (2,030)         (1,319)
  Principal payments on acquisition note
    payable                                                  -              -           (7,491)        (7,124)         (6,392)
  Funding from (to) Cendant Corporation                 61,330         21,260          (12,630)       117,548         183,421
                                                      ---------      ---------        ---------      ---------        --------
           Net cash provided by (used in)
             financing activities                       60,804         21,078          (22,255)       108,313         175,629
                                                      ---------      ---------        ---------      ---------        --------
NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS                                625         (1,628)          (5,269)       (15,982)         12,173

CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                    8,638         13,907           13,907         29,889          17,716
                                                      ---------      ---------        ---------      ---------        --------
CASH AND CASH EQUIVALENTS,
  END OF PERIOD                                      $   9,263       $ 12,279         $  8,638       $ 13,907        $ 29,889
                                                     ==========      =========        =========      =========       ========
SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION:
  Cash paid during the period for -
    Interest                                         $   2,548       $  2,568         $ 12,288       $ 12,669        $ 13,371
                                                     ==========      =========        =========      =========       ========
NON-CASH INVESTING AND
  FINANCING ACTIVITIES:
  Conversion of funding from
    Cendant to note payable                          $       -       $      -         $100,000        $     -        $      -
                                                     ==========      =========        =========      =========       ========
  Computer equipment acquired under
    capital leases                                   $       -       $    310         $  1,509        $ 2,975        $  3,854
                                                     ==========      =========        =========      =========       ========

                                                                                                                 (Concluded)

See notes to combined financial statements.

                                    F-6


CENDANT MEMBERSHIP SERVICES

STATEMENTS OF CHANGES IN COMBINED DEFICIT
(In Thousands)
------------------------------------------------------------------------------------------------------------------------


                                                                                          Funding
                                                                                         (To) From          Total
                                                                      Accumulated         Cendant          Combined
                                                                      Net Losses        Corporation        Deficit

BALANCE, JANUARY 1, 1998                                               $(299,928)         $(112,200)       $(412,128)

  Net loss                                                               (99,118)                 -          (99,118)

  Funding from Cendant Corporation                                            -             183,421          183,421
                                                                      -----------        -----------      -----------
BALANCE, DECEMBER 31, 1998                                              (399,046)            71,221         (327,825)

  Net loss                                                               (27,094)                 -          (27,094)

  Funding from Cendant Corporation                                            -             144,056          144,056
                                                                      -----------        -----------      -----------
BALANCE, DECEMBER 31, 1999                                              (426,140)           215,277         (210,863)

  Net income                                                              36,045                  -           36,045

  Funding to Cendant Corporation                                              -            (112,630)        (112,630)
                                                                      -----------        -----------      -----------
BALANCE, DECEMBER 31, 2000                                              (390,095)           102,647         (287,448)

  Net income (Unaudited)                                                   9,210                  -            9,210

  Funding from Cendant Corporation (Unaudited)                                -              61,330           61,330
                                                                      -----------        -----------      -----------
BALANCE, MARCH 31, 2001 (Unaudited)                                    $(380,885)         $ 163,977        $(216,908)
                                                                      ===========        ===========      ===========

See notes to combined financial statements.


                                    F-7


CENDANT MEMBERSHIP SERVICES

NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollar Amounts in Thousands, Unless Otherwise Noted)
------------------------------------------------------------------------------


1.    BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

      Cendant Membership Services (the "Company") is a combined reporting entity comprised of all assets, liabilities and transactions used in managing and operating the individual membership and loyalty businesses of Cendant Corporation ("Cendant"). On October 25, 2000, Cendant committed to a plan to spin-off the Company to Cendant stockholders.

      All entities included in the combined financial statements are indirect wholly owned subsidiaries of Cendant. The Company is a membership-based, consumer services company, providing its members with access to a variety of discounted products and services in such areas as shopping, travel, privacy protection, credit card registration, auto, home improvement and loyalty programs. The Company markets its products and services through marketing partners such as leading financial institutions, retailers, oil companies, and online networks. The Company has two operating segments that have been aggregated into one reportable operating segment as the products, services, customer base and economics have similar characteristics.

      The accompanying combined financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity. All intra-company balances have been eliminated. Portions of certain income and expenses represent allocations made from or to Cendant (Note 13). Management believes the basis of these allocations is reasonable.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Use of Estimates - In presenting the combined financial statements, management makes estimates and assumptions that affect reported amounts and related disclosures. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ from those estimates.

      Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

      Concentration of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist of accounts receivable and commission advances. Accounts receivable are from various marketing and business partners and are generally not at risk for collection. The Company maintains an allowance for losses, based upon the expected collectibility of accounts receivable. Commission advances are periodically evaluated as to recovery.

      Fair Value of Financial Instruments - The Company determines the fair value of its financial instruments as follows:

            Cash and Cash Equivalents, Accounts Receivable and Accounts Payable - Carrying amounts approximate fair value due to the short-term maturities of these instruments.

            Investments - Carrying amounts approximate fair value, which was based on quoted market prices or other available market information.

                                    F-8

            Long-term Debt - Based upon available information for debt having similar terms and risks, the aggregate fair value of debt outstanding was $126,127 and $35,040 at December 31, 2000 and 1999, respectively.

      Investments - Investments in debt securities are classified as held-to-maturity and are recorded at cost. Investments are classified as long-term assets due to their restrictive nature for business and acquisition requirements.

      Property and Equipment - Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements and computer equipment under capital leases is computed using the straight-line method over the estimated benefit period of the related assets or the lease term, if shorter.

      Goodwill and Intangibles - Goodwill, which represents the excess of cost over fair value of net assets acquired, is amortized on a straight-line basis over the estimated periods to be benefited, ranging from 5 to 40 years. Other intangibles represent the fair value of acquired client lists and are amortized on a straight-line basis over the estimated periods to be benefited, ranging from 3 to 10 years.

      Impairment of Assets - The Company periodically evaluates the recoverability of its long-lived assets, identifiable intangibles and goodwill, comparing the respective carrying values to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets.

      Revenue Recognition - The Company's primary revenue source is the sale of memberships for a number of Company operated programs. The Company recognizes revenue based upon the term of the membership and the refund type or method.

      Membership terms are generally one year, although some memberships provide two or three year terms. Other memberships are provided on a monthly basis. New members are generally given a free trial period of one to three months. Members are generally entitled to unlimited use of the membership service during the membership period. In most instances, the member is billed through a credit or debit card.

      The majority of memberships are cancelable for a full refund of the membership fee during the membership period. However, some memberships are offered under a pro rata refund policy in which the amount of the refund declines over the membership term. The Company's policy is to recognize membership revenue when it is earned and is no longer subject to refund. Accordingly, revenue for full money back memberships is not recognized until the end of the membership term. Membership fees subject to a prorated refund are recognized ratably over the membership term.

      The Company also provides membership services on a wholesale basis to certain financial institutions that market such services directly to their customers or provide such services as an enhancement to their other products. Wholesale revenue is generally earned monthly based upon the number of wholesale members active during the month. Wholesale membership revenue is recognized when earned.

      In connection with the Company's shopping product, the Company operates a retail merchandising service that offers a variety of consumer products at a discount to members. The Company processes customer orders and billings, while merchandise shipments are made directly to the customer by third party vendors. Because the Company acts as an agent between members and third party vendors in these transactions, the Company records only the net margin on the merchandising product sales. Revenue is recorded when the vendor ships the underlying product.

                                    F-9

      Other revenue sources include fees received for advertising and other services. All revenue is deferred until it is both earned and realizable in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements".

      All deferred membership revenue is classified as current. Long-term deferred revenue includes other service income to be earned beyond one year.

      Major Customers - Membership service programs sponsored by the Company's two largest marketing partners accounted for 15% and 14%, respectively, of revenues for the year ended December 31, 2000. Membership service programs sponsored by the Company's largest marketing partner accounted for 22% and 17% of revenues for the years ended December 31, 1999 and 1998, respectively. No other marketing partner accounted for more than 10% of revenues for the years ended December 31, 2000, 1999 and 1998.

      Prepaid Commissions and Other Current Assets - Marketing partners generally receive commissions on initial and renewal memberships, based on a percentage of the net membership fees. The Company also incurs service fees for billings processed through credit card interchange services. Commissions and service fees are refundable to the Company if a member cancels their membership and receives a refund. These deferred costs are expensed when the membership revenue associated with the commission and service fee is recognized and are no longer refundable to the Company.

      Other assets include membership fulfillment information packages and promotional premiums, which are expensed when distributed. The Company amortizes computer software license agreements over the license periods.

      Marketing Expenses - The Company markets memberships, primarily using direct marketing techniques, to the customers of its marketing partners. The Company generally pays all of the marketing costs to solicit prospective members. All marketing costs, including membership solicitation expenses, are expensed as incurred.

      Internally Developed Software - The Company accounts for its internally developed software in accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage have been capitalized and are being amortized over the estimated useful life of the software.

      Income Taxes - The Company's operations are included in the consolidated federal income tax return of Cendant. In addition, the Company files consolidated and combined state income tax returns with Cendant in jurisdictions where required. The provision for income taxes is computed as if the Company filed its federal and state income tax returns on a stand-alone basis. Pre-tax income is generated from domestic sources.

      Earnings per Share - Earnings per share for the Company is not presented because it is not currently an independent public company, and as a result, the presentation of earnings per share is not applicable. After the distribution of the Company stock to Cendant stockholders, earnings per share will be presented. Basic earnings per share will be computed by dividing net earnings by the weighted average number of shares outstanding during the reporting period. As the Company expects to issue options to its employees who currently have Cendant CD common stock options, the Company will compute diluted earnings per share similar to basic earnings per share except that the weighted average number of shares outstanding will be increased to include additional shares from the assumed exercise of stock

                                   F-10

      options, if dilutive. The number of additional shares will be calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

      Interim Financial Statements - The financial information as of March 31, 2001 and for the three months ended March 31, 2001 and 2000 is unaudited but includes all adjustments that management considers necessary for a fair presentation of combined financial position, combined results of operations, combined cash flows and changes in combined deficit. Results for the three months ended March 31, 2001 are not necessarily indicative of results to be expected for the full fiscal year 2001 or for any future period.

      Recently Issued Accounting Pronouncements - In June 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated as hedging relationships or not, will be required to be recorded on the balance sheet at fair value. The Company adopted SFAS No. 133 on January 1, 2001, as required. As the Company has no derivative instruments, the adoption of this standard had no impact on the Company's financial position, results of operations or cash flows.

3.    COMBINED DEFICIT

      Combined deficit represents the net amount of all funding received from or provided to Cendant and the accumulated net losses of the Company.

4.    BUSINESS ACQUISITIONS AND DISPOSITION

      On April 10, 1998, the Company acquired Credentials Services, Inc. ("Credentials") for $122,745. The acquisition was accounted for using the purchase method of accounting. Accordingly, assets acquired of $56,559 and liabilities assumed of $91,496 were recorded at their fair values. Assets acquired included cash of $1,857. The excess of purchase price over the fair value of the underlying net assets acquired and liabilities assumed was allocated to goodwill in the amount of $157,682. The operations of Credentials are included in the accompanying combined financial statements since the acquisition date.

      On September 15, 1999 (the "donation date"), the Company donated the outstanding common stock of its wholly owned subsidiary, Netmarket Group Inc. ("NGI"), to an independent charitable trust (the "Trust"). The fair market value of the NGI common stock on the donation date was approximately $20,000. Accordingly, NGI's operating results were no longer included in the Company's combined financial statements from the donation date forward. The Company retained an ownership interest in the convertible preferred stock of NGI, such conversion was subject to certain conditions. On October 1, 2000 ("acquisition date"), the Company exercised its option to convert the NGI preferred interest into common shares and purchased the remaining common shares from the Trust for $1,500. The acquisition was accounted for using the purchase method of accounting. Accordingly, assets acquired of $63,529 and liabilities assumed of $66,736 were recorded at their fair values. Assets acquired included cash of $38,900. The excess of purchase price over the fair value of the underlying net assets acquired and liabilities assumed was $4,707. The operations of NGI are included in the accompanying combined financial statements since the acquisition date.

                                   F-11


      Unaudited pro forma information is presented as if NGI had been combined as of the beginning of the years as follows:

                                                        2000            1999

Revenues                                               $834,060       $815,474
                                                       =========      ========
Net (loss) income                                      $ (1,779)      $ 20,616
                                                       =========      ========


5.    SPECIAL CHARGES

      Included in the Company's statements of combined operations for the years ended December 31, 2000, 1999 and 1998 are special charges of $25,975, $89,750 and $0, respectively. The 2000 non-cash charges include asset write-offs of $14,195 due to management's decision to abandon certain computer system applications, asset write-offs of $994 due to management's decision to close two facilities, and $2,756 for stock option contract modifications related to a change in the status of employees who became employees of NGI. The remaining cash portion of the charges were paid prior to December 31, 2000 and included $7,775 for nine executive terminations and $255 for severance costs incurred in closing the two facilities.

      The 1999 charges include a development advance of $77,000 to NGI made subsequent to the Company's contribution of NGI's common stock to the Trust and $12,750 of NGI transaction and other disposition related costs. Repayment of the advance was predicated on the achievement of certain financial targets and, therefore, was solely dependent on the success of the developmental efforts. Given the uncertainty of its overall recovery, the advance was expensed.

6.    PROPERTY AND EQUIPMENT - NET

      Property and equipment - net consisted of:


                                                    Estimated
                                                      Useful
                                                      Lives                 December 31,
                                                     In Years          2000            1999

Computer equipment and software                        3-7           $ 61,953        $ 46,781
Furniture, fixtures, and equipment                     3-7             38,191          37,405
Building and leasehold improvements                    5-20            31,462          29,793
Computer equipment under capital leases                2-4              5,561           5,055
Construction in progress                                               17,643          19,980
                                                                    ---------       ---------
                                                                      154,810         139,014
Less accumulated depreciation and amortization                         78,104          69,115
                                                                    ---------       ---------
                                                                     $ 76,706        $ 69,899
                                                                    =========       =========

                                   F-12


7.    GOODWILL AND INTANGIBLES - NET

      Goodwill and intangibles - net consisted of:

                                                       Estimated
                                                        Benefit
                                                         Period               December 31,
                                                        In Years          2000            1999

Goodwill                                                  5-40          $193,772        $189,065
Other intangibles                                         3-10            14,473          14,473
                                                                       ---------       ---------
                                                                         208,245         203,538

Less accumulated amortization                                             37,833          29,069
                                                                       ---------       ---------
                                                                        $170,412        $174,469
                                                                       =========       =========


8.    INVESTMENTS

      Investments consisted of:

                                                                              December 31,
                                                                          2000            1999
Held-to-maturity investments:
  U.S. Treasury notes and municipal bonds                               $  2,484        $  2,440
  Money market funds                                                       1,299           1,232
  Corporate and municipal bonds and notes in escrow (1)                   21,725          20,949
                                                                       ---------       ---------
                                                                        $ 25,508        $ 24,621
                                                                       =========       =========

            (1)   Investments held in escrow relate to a long-term acquisition note payable.

9.    LONG-TERM DEBT

      Long-term debt consisted of:

                                                                              December 31,
                                                                          2000            1999

Note payable to Cendant                                                $ 100,000        $   -
Acquisition note payable                                                  25,303          32,794
Capital lease obligation                                                   2,684           3,227
Other long-term debt                                                          98             180
                                                                       ---------       ---------
                                                                         128,085          36,201

Less current portion of long-term debt                                     9,724           9,256
                                                                       ---------       ---------
Long-term debt                                                          $118,361        $ 26,945
                                                                       =========       =========

                                   F-13


      On October 25, 2000, concurrent with Cendant's plan to spin-off the Company, Cendant and the Company agreed to convert $100,000 of funding from Cendant to an unsecured note. The principal on this note is repayable to Cendant on September 30, 2003. The Company is required to make semi-annual interest payments on the unpaid principal at 10% per annum on January 15th and July 15th of each year, commencing on July 15, 2001. As interest expense has been recorded during 2000 and will be recorded in future periods, the Company has allocated interest expense to all historical periods presented.

      In connection with the 1996 acquisition of Ideon Group, Inc. ("Ideon"), the Company recorded a non-interest bearing note payable to a former shareholder of Ideon. The Company established the liability at its net present value using a 6% discount rate. The Company is required to make six annual payments of approximately $9,500, which began in July 1998 and will continue through July 2003. The note also requires that the final two payments, totaling $19,011, be placed in escrow. Such funds are held in escrow and included in investments on the combined balance sheets.

      The aggregate amounts of maturities on long-term debt, including capital leases, for the next three years until maturity are as follows: 2001, $9,724; 2002, $9,265; and 2003; $109,096. Interest
      expense, including allocated amounts related to funding from Cendant, for the years ended December 31, 2000, 1999 and 1998 was $12,836, $13,203 and $13,201, respectively.

10.   COMMITMENTS AND CONTINGENCIES

      Leases - The Company has noncancelable operating and capital leases covering various facilities and equipment. Rent expense for the years ended December 31, 2000, 1999 and 1998 was $21,304, $20,670 and
      $19,847, respectively. Capital lease obligations have been included in long-term debt and current portion of long-term debt.

      Future minimum lease payments required under noncancelable operating and capital leases as of December 31, 2000 are as follows:

Year                                               Operating      Capital

2001                                               $ 8,957        $ 1,830
2002                                                 6,820            879
2003                                                 6,106            161
2004                                                 6,050              -
2005                                                 4,921              -
Thereafter                                          13,932              -
                                                   -------        -------
Future minimum lease payments                      $46,786          2,870

Less imputed interest                                                 186
                                                                  -------

Total capital lease obligations                                   $ 2,684
                                                                  =======

                                   F-14

      Cendant Class Action Litigation and Government Investigations - On August 14, 2000, the U.S. District Court approved Cendant's agreement (the "settlement agreement") to settle the principal securities class action pending against Cendant, which was brought on behalf of purchasers of all Cendant and CUC International, Inc. ("CUC") publicly traded securities, other than PRIDES, between May 1995 and August 1998. Under the settlement agreement, Cendant will pay the class members approximately $2.85 billion in cash. Certain parties in the class action have appealed the District Court's orders approving the plan of allocation of the settlement fund and awarding of attorneys' fees and expenses to counsel for the lead plaintiffs. None of the appeals challenged the fairness of the $2.85 billion settlement amount. The U.S. Court of Appeals for the Third Circuit has issued a briefing schedule for the appeals, which is nearly complete. Oral arguments for all appeals were heard on May 22, 2001; the court reserved its decision until further notice.

      The settlement agreement required Cendant to post collateral in the form of credit facilities and/or surety bonds by November 13, 2000. Cendant also had the option of forming a trust established for the benefit of the plaintiffs in lieu of posting collateral. On November 13, 2000, Cendant posted collateral in the form of letters of credit and surety bonds in the amounts of $1.71 billion and $790 million, respectively. Cendant also made a cash deposit of approximately $350 million to the trust at December 31, 2000. The credit facilities under which Cendant posted collateral also require Cendant to make minimum deposits of $600 million, $800 million and $800 million to this trust during 2001, 2002 and 2003, respectively. Such deposits will serve to reduce the amount of collateral required to be posted under the settlement agreement.

      Cendant is involved in litigation asserting claims associated with the accounting irregularities discovered in former CUC business units outside of the principal common stockholder class action litigation. After the spin-off, the Company will bear no liability for any of the aforementioned litigation. A significant adverse financial judgment against Cendant in connection with the litigation, however, could have a negative impact on the Company's operations as a result of the agreements entered into with Cendant relating to the provision by Cendant of on-going corporate services, intellectual property, marketing, tax sharing and indemnification.

      Other Litigation - The Company is involved in other claims and pending litigation that arise in the usual course of its business. In the opinion of management, after consulting with its outside legal counsel with respect to such matters, such other claims and pending litigation will not result in any material liabilities being imposed upon the Company, after taking into account any reserves established for such matters.

      Change of Control Contingent Liabilities - In connection with the planned spin-off of the Company, the Company implemented a transaction bonus program under which payments will be made to the Company's management team upon the completion of the spin-off or a change in control. Due to the contingent nature of these payments, no liability was recorded as of December 31, 2000. However, if a transaction is completed, management estimates that the ultimate cost of this program to be approximately $9,000.

                                   F-15

11.   INCOME TAXES

      The provision for (benefit from) income taxes consisted of:


                                                 Years Ended December 31,
                                             2000           1999            1998

Current
  Federal                                  $(6,608)        $ (147)       $(105,492)
  State                                     (1,491)            87          (15,301)
                                           --------       --------       ----------
                                            (8,099)           (60)        (120,793)
                                           --------       --------       ----------
Deferred
  Federal                                   28,600        (11,340)          54,266
  State                                      3,178         (1,260)           6,030
                                           --------       --------       ----------
                                            31,778        (12,600)          60,296
                                           --------       --------       ----------
Provision for (benefit from) income taxes  $23,679       $(12,660)        $(60,497)
                                           ========      =========       ==========


      Deferred income tax assets are comprised of:

                                                                 December 31,
                                                             2000           1999

Current deferred income tax assets:
  Accrued liabilities and deferred revenue                $172,531        $203,673
  Acquisition related liabilities                            9,957          13,113
                                                          --------        --------
Current deferred income tax assets                         182,488         216,786

Current deferred income tax liability:
  Prepaid commissions                                      (85,703)        (75,405)
                                                          --------        --------
Current net deferred income tax assets                    $ 96,785        $141,381
                                                          ========        ========

                                   F-16


                                                                 December 31,
                                                             2000            1999

Noncurrent deferred income tax assets:
  Depreciation and amortization                           $ 24,254        $ 17,772
  Development advance                                       29,953          29,953
  Net operating loss carryforwards                          25,105               -
  Valuation allowance                                      (22,018)              -
  Other                                                      2,322           2,273
                                                           -------         -------
Noncurrent deferred income tax assets                       59,616          49,998

Noncurrent deferred income tax liability:
  Accrued liabilities and deferred revenue                    (549)             -
                                                          --------        --------
Noncurrent net deferred income tax assets                 $ 59,067        $ 49,998
                                                          ========        ========


      The valuation allowance at December 31, 2000 reduces the deferred income tax asset of $25,105 related to the acquired net operating loss carryforwards. The valuation allowance reduces the deferred income tax asset to an amount which represents management's best estimate of the amount that, more likely than not, will be realized.

      The Company's effective income tax rate differs from the U.S. federal statutory rate as follows:


                                                                               2000        1999        1998

Federal statutory rate                                                         35.0 %      35.0 %      35.0 %
State and local income taxes, net of federal tax benefits                       1.8         1.9         3.8
Amortization of non-deductible goodwill                                         2.7        (4.7)       (0.8)
Other                                                                           0.1        (0.4)       (0.1)
                                                                               ------      ------      ------
Effective tax rate                                                             39.6 %      31.8 %      37.9 %
                                                                               ======      ======      ======


12.   EMPLOYEE BENEFIT AND STOCK INCENTIVE PLANS

      The Company maintained a defined contribution plan (the "Plan") covering all full-time employees who have met certain service and other requirements. The Plan provided a matching contribution. The contribution expense under the Plan for the years ended December 31, 1999 and 1998 was $1,187 and $1,323, respectively. Effective January 1, 2000, the Plan was merged with and into the Cendant Corporation Employee Savings Plan (the "Savings Plan"). In anticipation of the merger and subject to the provisions of ERISA, the Company discontinued all employee and employer contributions to the Plan as of December 31, 1999. Under the Savings Plan, the Company matches employees' contributions with a maximum contribution of 6% of the employees' eligible compensation. The contribution expense under the Savings Plan for the year ended December 31, 2000 was $1,800.

      The Company also participates in Cendant's stock incentive plans (the "Incentive Plans") and Employee Stock Purchase Plan (the "ESP Plan"). Under the Incentive Plans, eligible employees are offered options to purchase Cendant's common stock at 100% of the current market price at the date of grant. Under the ESP Plan, Cendant enables employees to purchase shares of common stock at 85% of the fair market value on the more favorable of the first or last day of business of each calendar quarter.

                                   F-17

      Under the Incentive Plans, 1,973,006, 1,235,625, and 751,795 options to purchase shares of Cendant's CD common stock with weighted average exercise prices of $18.39, $18.60 and $10.98 were granted to Company employees during 2000, 1999 and 1998, respectively. At December 31, 2000, there were 4,605,562 options outstanding (with a weighted average exercise price of $17.12), of which 1,069,319 (with a weighted average exercise price of $15.59) were vested.

      The Company utilizes the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its stock option plans to employees. Under APB No. 25, compensation expense is recognized when the exercise prices of the Company's employee stock options are less than the market prices of the underlying Company stock on the date of grant. Had the Company elected to recognize and measure compensation expense for its stock option plans to employees based on the calculated fair value at the dates for awards under such plans, consistent with the method prescribed by SFAS No. 123, pro forma net income (loss) would have been $29,380, ($29,339) and ($99,639) for the years ended December 31, 2000, 1999 and 1998, respectively. The fair values of the Company's stock options are estimated on the dates of grant using the Black-Scholes options-pricing model with the following weighted average assumptions for stock options granted in 2000, 1999 and 1998:


                                                                            2000         1999        1998

Dividend yield                                                              -            -           -
Expected volatility                                                         55.0 %       60.0 %      55.0 %
Risk-free interest rate                                                      5.0 %        6.4 %       4.9 %
Expected holding period (years)                                              4.7          6.2         6.3


13.   RELATED PARTY TRANSACTIONS

      Related party charges include allocations from Cendant for services provided to the Company, as well as for services provided by the Company to Cendant. There are no significant intercompany sales or purchases between Cendant and the Company. These charges (to) and from Cendant, exclusive of intercompany royalty fees and allocated interest expense, consisted of:


                                                                        2000          1999          1998

Corporate allocations                                                 $13,022        $17,077       $13,046  (a)
Travel agency support                                                  12,317         12,354        14,384  (b)
Information technology support                                         10,324          1,376             -  (c)
Solicitation                                                            3,464          2,077             -  (d)
Shared facility charges, net                                            1,267            682           (95) (e)
Marketing services                                                     (4,905)        (4,048)       (3,489) (f)
Other                                                                      55             89            29  (g)
                                                                      -------        -------       -------
Net intercompany charges                                              $35,544        $29,607       $23,875
                                                                      =======        =======       =======



            (a) Cendant provides the Company with executive management, telecommunication support, human resources, tax, treasury, payroll, and accounts payable services. Costs for such services have been allocated to the Company by Cendant based upon an estimate of the benefits received.

                                   F-18

            (b) Cendant Travel Inc., an indirect wholly owned subsidiary of Cendant, provides all travel agency support services for the Company's travel product. Costs are allocated to the Company based upon total transactions processed.

            (c) Cendant provides information technology support services to the Company. Beginning in the fourth quarter of 1999, these services included certain data processing functions performed at a Cendant data center. Cost allocations to the Company are based upon the volume of computer processing activity and support provided.

            (d) The Company partners with certain Cendant business units to market membership products to their customers. Cendant is generally paid based upon the number of solicitations made.

            (e) The Company shares certain call center facilities with other Cendant business units. Facility charges to and from these Cendant units are based upon relative space occupied.

            (f) The Company provides marketing services to certain Cendant business units. Such services include data modeling, telemarketing and customer enrollment and fulfillment. Costs are allocated to Cendant business units based upon the volume of activity and support provided.

            (g)  There are certain other miscellaneous services provided by the Company and Cendant that are not material in nature.

      Intercompany Royalty Expense - The Company licenses certain copyrights, trademarks and other intellectual property from a Cendant affiliate. Such charges approximate 7.5% of revenues generated from the use of such intellectual property. In April 2001, the royalty was reduced to 3%.

      Treasury Activities - The Company's capital investments and working capital needs have been financed by cash flows from operations and funding from Cendant. Under Cendant's centralized cash management system, Cendant deposits sufficient cash to meet daily obligations in certain of the Company's bank accounts and withdraws excess funds from those accounts. These transactions are included in Funding from
      (to) Cendant Corporation on the Statements of Combined Cash Flows and Changes in Combined Deficit.

14.   SELECTED QUARTERLY DATA (UNAUDITED)

                                                   Fiscal Year Quarters
                             --------------------------------------------------------------------
                                 First              Second         Third              Fourth              Total
YEAR ENDED
  DECEMBER 31, 2000
  Revenues                     $ 194,412          $ 177,286      $ 192,619          $ 211,146           $ 775,463

  Net income                       9,288   (1)        9,843         10,735              6,179   (2)      $ 36,045

YEAR ENDED
  DECEMBER 31, 1999
  Revenues                       187,107            186,977        221,693            195,997           $ 791,774

  Net income (loss)                  124             (2,128)       (38,654)  (3)       13,564   (4)     $ (27,094)



            (1) Net income for the first quarter of 2000 includes a special charge of $10,954 (net of income tax of $7,098) for abandonment of certain computer system applications, cost reductions and executive terminations.

                                   F-19

            (2) Net income for the fourth quarter of 2000 includes a special charge of $4,808 (net of income tax of $3,115) for abandonment of certain computer system applications.

            (3) Net loss for the third quarter of 1999 includes a special charge of $61,241 (net of income tax of $26,509) related to a development advance to NGI and disposition related costs.

            (4) Net income for the fourth quarter of 1999 includes a special charge of $1,396 (net of income tax of $604) related to additional NGI transaction costs incurred.

15.   AGREEMENTS GOVERNING ONGOING RELATIONSHIP WITH CENDANT

      In connection with Cendant's spin-off of the Company to Cendant stockholders, the Company will become an independent public company. In this regard, the Company is negotiating a distribution agreement, employee matters agreement, master license agreement and various other agreements with Cendant for the purpose of accomplishing the announced spin-off. These agreements will govern the relationship between Cendant and the Company after the spin-off and provide, among other things, for the allocation of employee benefits, tax and other liabilities and obligations attributable to periods prior to the spin-off, and the provision and receipt of various transition and other services, resources, and functions (including technology hardware, database software, travel agency reservation and general customer service centers) to be provided and received by Cendant and the Company.

      The distribution agreement will also provide that the Company generally will indemnify Cendant against liabilities arising out of the individual membership businesses being transferred to the Company and that Cendant generally will indemnify the Company against liabilities arising out of the businesses Cendant is retaining. In addition, the distribution agreement will contain a non-competition clause preventing competition between certain aspects of the Company's respective businesses.

      The employee matters agreement will generally require the Company to establish and maintain new employee benefit and compensation plans for its employees; however certain benefits will continue to be provided by Cendant during a transition period and the Company will reimburse Cendant for the costs it incurs in providing such benefits to the Company's employees. This agreement will also provide for the adjustment of outstanding options to purchase Cendant common stock ("Cendant Options") granted under each of Cendant's options plans. Cendant Options outstanding at the time of the spin-off generally will be replaced with options to purchase shares of the Company's common stock or the Company's options.

      Prior to April 2001, the Company paid a royalty to Cendant equal to approximately 7.5% of revenues generated by the use of certain copyrights, trademarks, software and intellectual property essential to the operations of the Company's membership program business. In April 2001, it was determined that the intellectual property used in the membership business would be retained by Cendant and a license agreement was entered into providing for the payment of a 3% royalty to Cendant. In connection with the spin-off, the Company will enter into a new master license agreement with Cendant that will grant the Company the exclusive right to use this intellectual property in the conduct of the membership business worldwide, subject to limited exceptions outside the United States and Canada. The agreement will be in effect for a period of 50 years, subject to earlier termination upon certain events. Cendant will retain title to all of the licensed intellectual property. Pursuant to the agreement, the Company will pay Cendant a monthly royalty equal to 3% of the gross revenues the Company generates through the use of the licensed intellectual property.

                                   F-20

      Each of these agreements will contain terms comparable to terms that would have been obtained in an arms-length negotiation and, accordingly, will equitably reflect the benefits and costs of the Company's on-going relationship with Cendant.

                                * * * * * *

                                   F-21








                                                                                                  Schedule II



                                         Financial Statement Schedule
                                      Valuation and Qualifying Accounts
                                                (In thousands)


                                                                    Additions
                                                  Balance at       Charged to                        Balance
                                                  Beginning         Costs and                         at End
     Description                                   of Year          Expenses        Deductions       of Year
                                                  ----------       -----------      ----------       -------

Year ended December 31, 2000
     Allowance for doubtful accounts                $   490          $    550        $  (199)        $   841
     Allowance for deferred tax assets                    -            22,018              -          22,018

Year ended December 31, 1999
     Allowance for doubtful accounts                $   689          $    514        $  (713)        $   490
     Allowance for deferred tax assets                    -                 -              -               -

Year ended December 31, 1998
     Allowance for doubtful accounts                $   202          $    557        $   (70)        $   689
     Allowance for deferred tax assets                    -                 -              -               -



                                                     S-1